File Nos. 333-104881
                                                                       811-08325
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                 [ ]
      Pre-Effective Amendment No. 1                                     [X]
      Post-Effective Amendment No. ___                                  [ ]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940         [ ]
      Amendment No. _14__                                               [X]

                        (Check appropriate box or boxes.)

     BMA Variable Annuity Account A
     -------------------------------
     (Exact Name of Registrant)

     Business Men's Assurance Company of America
     -------------------------------------------
     (Name of Depositor)

     2300 Main Street, Suite 450, Kansas City, MO                   64108-4600
     ------------------------------------------------------------   ----------
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's Telephone Number, including Area Code  (816) 218-6500


     Name and Address of Agent for Service

     Susan Cyr
     Business Men's Assurance Company of America
     2000 Wade Hampton Blvd.
     Greenville, SC 29615-1064

     Copies to:
     Lynn K. Stone
     Blazzard, Grodd & Hasenauer, P.C.
     943 Post Road East
     Westport, CT 06880
     (203) 226-7866

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.
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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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Title of Securities Being Registered:

Individual Flexible Purchase Payment Deferred Variable Annuity Contracts


                              CROSS REFERENCE SHEET

                             (required by Rule 495)

ITEM NO.                                                                  Location

                                           PART A

Item 1.          Cover Page                                               Cover Page

Item 2.          Definitions                                              Index of Special Terms

Item 3.          Synopsis                                                 Summary

Item 4.          Condensed Financial Information                          Not Applicable

Item 5.          General Description of Registrant,
                 Depositor, and Portfolio Companies                       Other Information -
                                                                          BMA; The Separate
                                                                          Account; Investment
                                                                          Portfolios

Item 6.          Deductions and Expenses                                  Expenses

Item 7.          General Description of Variable
                 Annuity Contracts                                        The Annuity Contract

Item 8.          Annuity Period                                           Annuity Payments
                                                                          (The Income Phase)

Item 9.          Death Benefit                                            Death Benefit

Item 10.         Purchases and Contract Value                             Purchase

Item 11.         Redemptions                                              Access to Your Money

Item 12.         Taxes                                                    Taxes

Item 13.         Legal Proceedings                                        None

Item 14.         Table of Contents of the Statement
                 of Additional Information                                Table of Contents of the
                                                                          Statement of Additional
                                                                          Information


                              CROSS REFERENCE SHEET

                             (required by Rule 495)

ITEM NO.                                                                        LOCATION
                                           PART B

Item 15.            Cover Page                                                  Cover Page

Item 16.            Table of Contents                                           Table of Contents

Item 17.            General Information and History                             Company

Item 18.            Services                                                    Not Applicable

Item 19.            Purchase of Securities Being Offered                        Not Applicable

Item 20.            Underwriters                                                Distribution

Item 21.            Calculation of Performance Data                             Performance Information

Item 22.            Annuity Payments                                            Annuity Provisions

Item 23.            Financial Statements                                        Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.

                                     PART A


                         THE FIXED AND VARIABLE ANNUITY

                                    ISSUED BY

                         BMA VARIABLE ANNUITY ACCOUNT A

                                       AND

                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

     This prospectus describes the Fixed and Variable Annuity Contract offered by Business Men's Assurance Company of America (BMA). The annuity contract has 24 investment choices--a fixed account option and 23 investment portfolios listed below.

     The 23 investment portfolios are part of Investors Mark Series Fund, Inc., Janus Aspen Series (Institutional Shares), The Alger American Fund, American Century Variable Portfolios, Inc., Dreyfus Stock Index Fund, Inc., Dreyfus Variable Investment Fund, Variable Insurance Products Fund, INVESCO Variable Investment Funds, Inc. and Lazard Retirement Series, Inc. You can put your money in Fixed Account I, and/or any of these investment portfolios.

INVESTORS MARK SERIES FUND, INC.

     Managed By The Boston Company Asset Management, LLC (prior to July 1, 2003,
       Standish Mellon Asset Management Company LLC)
          Intermediate Fixed Income Portfolio
          Mid Cap Equity Portfolio
          Money Market Portfolio
          Global Fixed Income Portfolio

     Managed By Columbia Management Advisors, Inc. (formerly, Stein Roe &
         Farnham Incorporated)
          Small Cap Equity Portfolio
          Large Cap Growth Portfolio

     Managed By David L. Babson & Company Inc.
          Large Cap Value Portfolio

     Managed By Lord, Abbett & Co. LLC
          Growth & Income Portfolio

     Managed By Kornitzer Capital Management, Inc.
          Balanced Portfolio

JANUS ASPEN SERIES (Institutional Shares)

     Managed By Janus Capital Management LLC
         Janus Aspen Series International Growth Portfolio

THE  ALGER AMERICAN FUND (Class O Shares)

     Managed By Fred Alger Management, Inc.
          Alger American Growth Portfolio
          Alger American Leveraged AllCap Portfolio
          Alger American MidCap Growth Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
     Managed By American Century Investment Management, Inc.
          VP Income & Growth
          VP Value

DREYFUS STOCK INDEX FUND, INC. (Initial Share Class)
     Managed By The Dreyfus Corporation (Index Fund Manager--Mellon Equity Associates)

DREYFUS VARIABLE INVESTMENT FUND ("Dreyfus VIF")
     Managed By The Dreyfus Corporation
          Dreyfus VIF Disciplined Stock Portfolio

VARIABLE INSURANCE PRODUCTS FUND ("VIP") (Service Class 2)
     Managed By Fidelity Management & Research Company
          Fidelity VIP Overseas Portfolio
          Fidelity VIP Growth Portfolio
          Fidelity VIP Contrafund(R) Portfolio

INVESCO VARIABLE INVESTMENT FUNDS, INC.
     Managed By INVESCO Funds Group, Inc
          INVESCO VIF-High Yield Fund
          INVESCO VIF-Core Equity Fund

LAZARD RETIREMENT SERIES, INC.
     Managed By Lazard Asset Management, LLC
          Lazard Retirement Small Cap Portfolio

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

     Please read this prospectus before investing and keep it on file for future reference. It contains important information about the BMA Fixed and Variable Annuity Contract.

     To learn more about the BMA Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated _______, 2003. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The SEC has a web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at 1-800-423-9398 or write us at: 2000 Wade Hampton Boulevard, Greenville, SC 29615-1064.

     The Contracts:
         o     are not bank deposits
         o     are not federally insured
         o     are not endorsed by any bank or government agency
         o     are not guaranteed and may be subject to loss of principal

     This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell these securities. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

     The insurance contract is subject to state approval. Not all benefits are approved in all states. Please read your contract.

___________, 2003



                                TABLE OF CONTENTS


                                                                                  Page
INDEX OF SPECIAL TERMS..........................................................
SUMMARY.........................................................................
FEE TABLE.......................................................................
EXAMPLES........................................................................
1.   THE ANNUITY CONTRACT.......................................................
2.   ANNUITY PAYMENTS (THE INCOME PHASE)........................................
     Annuity Date...............................................................
     Annuity Payments...........................................................
     Annuity Options............................................................
3.   PURCHASING THE CONTRACT....................................................
     Purchase Payments..........................................................
     Allocation of Purchase Payments............................................
     Free Look..................................................................
     Accumulation Units.........................................................
4.   INVESTMENT PORTFOLIOS......................................................
     Voting Rights..............................................................
     Substitution...............................................................
     Transfers..................................................................
     Dollar Cost Averaging Option...............................................
     Asset Rebalancing Option...................................................
     Asset Allocation Option....................................................
5.   EXPENSES...................................................................
     Coverage Charge............................................................
     Contract Maintenance Charge................................................
     Withdrawal Charge..........................................................
     Free Withdrawal Amount.....................................................
     Additional Withdrawal Option...............................................
     Waiver of Withdrawal Charge Benefits.......................................
     Reduction or Elimination of the Withdrawal Charge..........................
     Premium Taxes..............................................................
     Transfer Fee...............................................................
     Income Taxes...............................................................
     Investment Portfolio Expenses..............................................
6.   TAXES......................................................................
     Annuity Contracts in General...............................................
     Qualified and Non-Qualified Contracts......................................
     Withdrawals--Non-Qualified Contracts.......................................
     Partial 1035 Exchanges ....................................................
     Withdrawals--Qualified Contracts...........................................
     Withdrawals--Tax-Sheltered Annuities.......................................
     Death Benefits.............................................................
     Diversification and Owner Control..........................................
7.   ACCESS TO YOUR MONEY.......................................................
     Additional Withdrawal Option...............................................
     Automatic Withdrawal Program...............................................
     Required Minimum Withdrawal Option.........................................
     Suspension of Payments or Transfers........................................
8.   PERFORMANCE................................................................
9.   DEATH BENEFIT..............................................................
     Upon Your Death............................................................
     Plus 70/50 Optional Death Benefit Rider....................................
     Payment of Death Benefit...................................................
     Death of Annuitant.........................................................
10.  OTHER INFORMATION..........................................................
     BMA........................................................................
     The Separate Account.......................................................
     Distributor................................................................
     Administration.............................................................
     Ownership..................................................................
     Beneficiary................................................................
     Assignment.................................................................
     Legal Proceedings..........................................................
     Financial Statements.......................................................
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION....................
APPENDIX A--INVESTMENT PORTFOLIOS...............................................
APPENDIX B--PLUS 70/50 OPTIONAL DEATH BENEFIT RIDER..............................




                             INDEX OF SPECIAL TERMS

     We have written this prospectus to make it as understandable as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable and need an explanation. We have identified the following as some of these words or terms. The page indicated below is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.

                                                                            Page
Accumulation Phase.........................................................
Accumulation Unit..........................................................
Annuitant..................................................................
Annuity Date...............................................................
Annuity Options............................................................
Annuity Payments...........................................................
Annuity Unit...............................................................
Beneficiary................................................................
Fixed Account..............................................................
Income Phase...............................................................
Investment Portfolios......................................................
Joint Owner................................................................
Non-Qualified..............................................................
Owner......................................................................
Purchase Payment...........................................................
Qualified..................................................................
Tax Deferral...............................................................



                                     SUMMARY

     The sections in this summary correspond to sections in this prospectus which discuss the topics in more detail.

     The Annuity Contract: The fixed and variable annuity contract offered by BMA provides a means for investing on a tax-deferred basis in a BMA fixed account (available in most states) and the 23 investment portfolios. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

     Annuity Payments: If you want to receive regular income from your annuity, you can choose one of the annuity options BMA offers. You can choose whether to have payments come from our general account, the available investment portfolios or both. If you choose to have any part of your payments come from the investment portfolios, the dollar amount of your payments may go up or down.

     Purchase: You can buy the contract with $10,000 or more under most circumstances. You can add $1,000 or more any time you like during the accumulation phase.

     Investment Options: You can put your money into the BMA fixed account and/or the investment portfolios. The returns on the investment portfolios are not guaranteed. You can lose money. You can make transfers between investment options.

     Expenses: The contract has insurance features and investment features, and there are costs related to each.

     Each year, BMA deducts a $35 contract maintenance charge from your contract. BMA currently waives this charge during the accumulation phase if the value of your contract is at least $100,000.

BMA deducts a coverage charge equal, on an annual basis, to the amounts shown below in an investment portfolio:

                           Mortality and Expense Risk Charge           1.55%
                           Administrative Fee                          0.20%
                           Plus 70/50 Optional Death Benefit Rider     0.25%

     The Plus 70/50 Optional Death Benefit Rider charge is only assessed if you elect this optional death benefit. In certain states, this option may not be available (check with your registered representative).

     If you take money out of the contract, BMA may assess a withdrawal charge against each purchase payment withdrawn. Each purchase payment has its own withdrawal charge schedule. The withdrawal charge starts at 7% in the first year and declines to 0% 4 years after you make each purchase payment.

     There are also daily investment charges which range, on an annual basis, from .27% to 1.42% of the average daily value of the investment portfolio, depending upon the investment portfolio.

     Taxes: Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty.

     Access to Your Money: You can take money out of your contract during the accumulation phase. Withdrawals may be subject to a withdrawal charge. You may also have to pay income tax and a tax penalty on any money you take out.

     Death Benefit: If you die before moving to the income phase, the person you have chosen as a beneficiary will receive a death benefit.

     Free-Look: You can cancel the contract within 10 days after receiving it (or whatever period is required in your state). BMA will refund the value of your contract on the day it receives your request to cancel the contract. This may be more or less than your original payment. In certain states, or if you have purchased the contract as an individual retirement annuity, BMA will refund the greater of your purchase payment or contract value. BMA will put your money in the Money Market Portfolio for 15 days (or the period required in your state) during the free-look period.

                                    FEE TABLE

     The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time you buy the contract, surrender the contract, or transfer contract value between investment portfolios. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

Withdrawal Charge (See Note 1)
(as a percentage of purchase payment withdrawn)........... 7% declining annually
                                                              (See Note (2))

Transfer Fee (See Note 3) $0.00 first 20, $25.00 each transfer thereafter

(1) After BMA has had a purchase payment for 4 years, there is no charge by BMA for a withdrawal of that purchase payment. You may also have to pay income tax and a tax penalty on any money you take out. During the first 30 calendar days of the 3rd contract year, the owner has a 30 day window in which to surrender the contract in full without a withdrawal charge. The first 10% of remaining purchase payments that are withdrawn are not subject to a withdrawal charge, unless you have already made another withdrawal during the same contract year. (For the Automatic Withdrawal Program, remaining purchase payments are determined at the beginning of the contract year.) There is no withdrawal charge if the withdrawal is made under a Required Minimum Withdrawal Option or a Substantially Equal Periodic Withdrawal Option.


(2) The withdrawal charge is equal to:

  Contract Years                                                    Withdrawal
  From Date of Purchase Payment                                       Charge
  -----------------------------                                      ----------

       1...........................................................       7%
       2...........................................................       7%
       3...........................................................       6%
       4...........................................................       5%
       5 and thereafter............................................       0%


(3) No charge for first 20 transfers in a contract year during the accumulation phase and no charge for four transfers in a contract year during the income phase; thereafter, the fee is $25 per transfer.

     BMA will not charge you the transfer fee even if there are more than 20 transfers in a year during the accumulation phase if the transfer is for the Dollar Cost Averaging Option, the Asset Allocation Option or Asset Rebalancing Option.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including investment portfolio fees and expenses.

CONTRACT MAINTENANCE CHARGE (See Note 1).........................    $35 per contract per year


SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Fee (See Note 2).....................................      1.55%
Administrative Fee (See Note 2).................................................       .20%
Plus 70/50 Optional Death Benefit Rider Fee (See Notes 2 and 3).................       .25%

         Total Separate Account Annual Expenses..................................     2.00%

(1) During the accumulation phase, BMA will not charge the contract maintenance charge if the value of your contract is $100,000 or more. If you make a complete withdrawal and the contract value is less than $100,000, BMA will charge the contract maintenance charge. If you own more than one BMA contract, we will determine the total value of all the contracts. If the total value of all the contracts is more than $100,000, we will not assess the contract maintenance charge. During the income phase, BMA will deduct the contract maintenance charge from each annuity payment on a pro rata basis.

(2) The coverage charge is an aggregate charge which consists of the mortality and expense risk fee, the administrative fee and the Plus 70/50 Optional Death Benefit Rider fee which is referred to as a coverage charge in this prospectus and your contract. The amount of the coverage charge for your contract depends upon whether you elect the Plus 70/50 Optional Death Benefit Rider.

(3) If you do not elect the Plus 70/50 Optional Death Benefit Rider, total Separate Account Annual Expenses are 1.75% annually.

The next item shows the minimum and maximum total operating expenses charged by the investment portfolios that you may pay periodically during the time that you own the contract. More details concerning each portfolio's fees and expenses are contained in the prospectuses for the investment portfolios.

RANGE OF INVESTMENT PORTFOLIO OPERATING EXPENSES


                                                      Minimum         Maximum

Total Annual Portfolio Operating Expenses

(expenses that are deducted from a Portfolio's        .27%              1.88%
assets, including management fees, 12b-1 fees and other expenses)

Total Annual Net Portfolio Operating Expenses After Fee
Waiver and/or Expense Reimbursement *                 .27%              1.42%

(expenses that are deducted from a Portfolio's assets, including management fees, 12b-1 fees and other expenses after any applicable waiver and/or reimbursement arrangement)

     *The range of Total Annual Net Portfolio Operating Expenses takes into account contractual arrangements for certain Portfolios that require the adviser to waive or reimburse operating expenses until at least May 1, 2004, as described in more detail below.

The following table shows the annual operating expenses for each investment portfolio for the year ended December 31, 2002, before and after any applicable contractual expense reimbursements and/or waivers.

Total Annual Portfolio Operating Expenses for each Investment Portfolio


                                                                                                                 Total       Total
                                                                                                   Expenses      Annual   Net Annual
                                                                Management    12b-1   Other      Waived and/or   Portfolio Portfolio
                                                                Fees          Fees    Expenses     Reimbursed    Expenses   Expenses
INVESTORS MARK SERIES FUND, INC. (a)
     Intermediate Fixed Income Portfolio                        .60%          --      1.24%         1.04%        1.84%        .80%
     Mid Cap Equity Portfolio                                   .80%          --      1.08%          .98%        1.88%        .90%
     Money Market Portfolio                                     .40%          --      1.05%          .95%        1.45%        .50%
     Global Fixed Income Portfolio                              .75%          --      1.12%          .87%        1.87%       1.00%
     Small Cap Equity Portfolio                                 .95%          --       .87%          .77%        1.82%       1.05%
     Large Cap Growth Portfolio                                 .80%          --       .77%          .67%        1.57%        .90%
     Large Cap Value Portfolio                                  .80%          --       .84%          .74%        1.64%        .90%
     Growth & Income Portfolio                                  .80%          --       .56%          .46%        1.36%        .90%
     Balanced Portfolio                                         .80%          --       .93%          .83%        1.73%        .90%
JANUS ASPEN SERIES (Institutional Shares) (b)
     Janus Aspen Series International Growth Portfolio          .65%          --      .09%           .00%         .74%        .74%
THE ALGER AMERICAN FUND (Class O Shares)
     Alger American Growth Portfolio                            .75%          --      .10%           .00%         .85%        .85%
     Alger American Leveraged AllCap Portfolio                  .85%          --      .11%           .00%         .96%        .96%
     Alger American MidCap Growth Portfolio                     .80%          --      .13%           .00%         .93%        .93%
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
     VP Value (c)                                               .95%          --      .00%           .00%         .95%        .95%
     VP Income & Growth                                         .70%          --      .00%           .00%         .70%        .70%
DREYFUS STOCK INDEX FUND, INC.--Initial Shares(d)               .25%          --      .02%           .00%         .27%        .27%
DREYFUS VARIABLE INVESTMENT FUND--Initial Shares(d)
     Dreyfus VIF Disciplined Stock Portfolio                    .75%          --      .08%           .00%         .83%        .83%
VARIABLE INSURANCE PRODUCTS FUND, SERVICE CLASS 2 (e)
     Fidelity VIP Overseas Portfolio                            .73%          .25%    .18%           .00%        1.16%       1.16%
     Fidelity VIP Growth Portfolio                              .58%          .25%    .10%           .00%         .93%        .93%
     Fidelity VIP Contrafund Portfolio                          .58%          .25%    .10%           .00%         .93%        .93%
INVESCO VARIABLE INVESTMENT FUNDS, INC.(f)
     INVESCO VIF-High Yield Fund                                .60%          --      .45%           .00%        1.05%       1.05%
     INVESCO VIF-Core Equity Fund                               .75%          --      .37%           .00%        1.12%       1.12%
LAZARD RETIREMENT SERIES, INC.(g)
     Lazard Retirement Small Cap Portfolio                      .75%          .25%    .42%           .00%        1.42%       1.42%


(a) Investors Mark Advisor, LLC contractually agreed to reimburse expenses of each Portfolio of Investors Mark Series Fund, Inc. for the year ended December 31, 2002 and will continue this arrangement until May 1, 2005 so that the annual expenses do not exceed the amounts set forth above under "Total Net Annual Portfolio Expenses" for each Portfolio.

(b) Expenses are based upon expenses for the year ended December 31, 2002. Expenses are stated both with and without contractual waivers by Janus Capital. Waivers, if applicable, are first applied against the management fee and then against other expenses, and will continue until at least the next annual renewal of the advisory agreements. All expenses are shown without the effect of any expense offset arrangement.

(c) The fund has a stepped fee schedule. As a result, the fund's management fee rate generally decreases as the fund's assets increase.

(d) The expenses shown are for the fiscal year ended December 31, 2002. Current or future expenses may be greater or less than those presented. Please consult the underlying fund prospectus for more complete information.

(e) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

(f) The Fund's actual Other Expenses and Total Annual Fund Operating Expenses were lower than the figures shown because their custodian fees were reduced under an expense offset arrangement. Certain expenses of the Fund were absorbed voluntarily by INVESCO pursuant to commitments between the Fund and INVESCO. This commitment may be changed at any time following consultation with the Board of Directors.

(g) Lazard Asset Management, LLC, the fund's investment adviser, voluntarily agreed to reimburse all expenses through December 31, 2003 to the extent total annual portfolio expenses exceed in any fiscal year 1.25% of the Portfolio's average daily net assets. Absent this expense reimbursement, Total Portfolio Expenses for the year ended December 31, 2003 would have been 1.42% for the Lazard Retirement Small Cap Portfolio.

                                    EXAMPLES

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract maintenance charges, separate account annual expenses and investment portfolio fees and expenses.

There are two sets of Examples below: Example 1 assumes you elect the Plus 70/50 Optional Death Benefit Rider and Example 2 assumes you do not elect the 70/50 Rider.

Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.

These Examples assume you invest $10,000 in the contract for the time periods indicated. The Examples also assume your investment has a 5% return each year and assumes (a) the maximum and (b) the minimum investment portfolio fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs will be:

EXAMPLE 1

(1) If you surrender your contract at the end of the applicable time period:

                  1 Year        3 Years
(a) MAXIMUM       $  869.69      $1,189.41
(b) MINIMUM        1,034.75       1,676.36

(2) If you do not surrender your contract or if you annuitize under a life annuity option or another option with an annuity payment period of more than 5 years:

                  1 Year        3 Years

(a) MAXIMUM       $   241.50    $  743.39
(b) MINIMUM           405.42     1,227.79

EXAMPLE 2

(1) If you surrender your contract at the end of the applicable time period:

                  1 Year        3 Years

(a) MAXIMUM       $ 843.82      $1,111.61
(b) MINIMUM       1,009.29       1,602.30

(2) If you do not surrender your contract or if you annuitize under a life annuity option or another option with an annuity payment period of more than 5 years:

                  1 Year        3 Years

(a) MAXIMUM       $ 215.81      $  665.99
(b) MINIMUM         380.13       1,154.12

1. THE ANNUITY CONTRACT

     This prospectus describes the Fixed and Variable Annuity Contract offered by BMA. The insurance contract is subject to state approval. Not all benefits are approved in all states. Please read your contract.

     An annuity is a contract between you, the owner, and an insurance company (in this case BMA), where the insurance company promises to pay you an income, in the form of annuity payments, beginning on a designated date that's at least one year after we issue your contract. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase.

     The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

     The contract is called a variable annuity because you can choose among 23 investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the investment portfolios you select for the income phase.

     The contract also contains a fixed account option (Fixed Account I). The fixed account offers interest rates that are guaranteed by BMA. For Fixed Account I, an interest rate is set at the time of each purchase payment or transfer to the account. This initial interest rate is guaranteed for 12 months. BMA guarantees that the interest credited to Fixed Account I will not be less than 3% per year.

     If you select Fixed Account I, your money will be placed with the other general assets of BMA and the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the general account will remain level for the entire income phase.

     As owner of the contract, you exercise all rights under the contract. You can change the owner at any time by notifying BMA in writing. You can name another joint owner (subject to state laws). We have described more information on this in Section 10--Other Information.

2. ANNUITY PAYMENTS (THE INCOME PHASE)

Annuity Date

     Under the contract you can receive regular income payments. You can choose the date on which those payments begin. We call that date the annuity date.


   We ask you to choose your annuity date when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one year after we issue the contract and must be the first day of a calendar month.


Annuity Payments

     Annuity payments must begin by the later of the first day of the first calendar month after the annuitant'S 100th birthday or 10 years after we issue your contract (or the maximum date allowed under state law). The annuitant is the person whose life we look to when we make annuity payments. Currently, the amount of each payment is determined ten business days prior to the payment date. At the annuity date, you can choose whether payments will come from:

o    a fixed account, referred to as a fixed annuity,

o the investment portfolio(s) available, referred to as a variable annuity, or

o    a combination of both.

     If you choose to have any portion of your annuity payments come from the fixed account, Fixed account I will be terminated, and the fixed annuity payments will be made from BMA's general account. The general account of BMA contains all of our assets except the assets of the Separate Account and other separate accounts we may have. The dollar amount of each fixed annuity payment will be determined in accordance with the annuity tables in the contract. If, on the annuity date, we are using annuity payment tables for similar fixed annuity contracts which would provide a larger annuity payment, we will use those tables. Once determined, the amount of the fixed annuity payment will not change, unless you transfer a portion of your variable annuity payment into the fixed annuity. Up to four times each contract year you may increase the amount of your fixed annuity payment by a transfer of all or portion of your variable annuity payment to the fixed annuity payment. After the annuity date, you may not transfer any portion of the fixed annuity into the variable annuity payment.

     If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of the initial variable annuity payment will depend upon the value of your contract in the investment portfolio(s) and the annuity tables in the contract. The dollar amount of this variable annuity payment is not guaranteed to remain level.

     Each variable annuity payment will vary depending on the investment performance of the investment portfolio(s) you have selected. A 3.5% annual investment rate is used in the annuity tables in the contract. If the actual performance of the investment portfolio(s) you have selected equals 3.5%, then the variable annuity payments will remain level. If the actual performance of the investment portfolio(s) you have selected exceeds the 3.5% assumption, the variable annuity payments will increase. Conversely, if the performance is less than the 3.5%, the variable annuity payments will decrease.

     Annuity payments are made monthly unless you have less than $10,000 to apply toward a payment. In that case, BMA may provide your annuity payment in a single lump sum. Likewise, if your annuity payments would be or become less than $250 a month, BMA has the right to change the frequency of payments so that your annuity payments are at least $250.

Annuitization Enhancement Option

         If you elect an annuity date which is:

(1)      On or after the fifth contract anniversary; and

(2) You select an annuity option which is based on the Annuitant remaining alive,

we will add an Annuitization Enhancement Amount of 3% of the Adjusted Contract Value to your Adjusted Contract Value which will be applied to the annuity option.

Annuity Options

     You can choose among income plans. We call those Annuity options.

     You can select and/or change an annuity option at any time prior to the annuity date (with 30 days notice to us). If you do not choose an annuity option, we will assume that you selected Option 2 which will provide a life annuity with 120 monthly payments guaranteed. You can choose one of the following annuity options. Any other annuity option acceptable to us may also be selected. After annuity payments begin, you cannot change the annuity option.

     OPTION 1. LIFE ANNUITY. Under this option, we will make an annuity payment each month so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments. If the annuitant dies after the first payment and before the second payment, then we will make only one payment.

     OPTION 2. LIFE ANNUITY WITH 10 OR 20 YEARS GUARANTEED. Under this option, we will make an annuity payment each month so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary. If the beneficiary does not want to receive annuity payments, he or she can ask us for a single lump sum.

     OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments each month so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments, so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 75% or 50% of the amount that we would have paid if both were alive. If both the annuitant and the second person die after the first payment and before the second payment, then we will make only one payment.

     OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 OR 20 YEARS GUARANTEED. Under this option, we will make annuity payments each month so long as the annuitant and a second person (joint annuitant) are both alive. However, if when the last annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary. If the beneficiary does not want to receive annuity payments, he or she can ask us for a single lump sum.

3. PURCHASING THE CONTRACT

Purchase Payments

     A purchase payment is the money you give us to buy the contract. The minimum we will accept for a non-qualified contract is $10,000. If you buy the contract as part of qualified contract, the minimum purchase payment we will accept is $2,000. The maximum purchase payments we accept are $1 million without our prior approval. You can make additional purchase payments of $1,000 or more.

Allocation of Purchase Payments

     When you purchase a contract, we will allocate your purchase payment to:

     o  Fixed Account I; and/or

     o  one or more of the investment portfolios you have selected.

     If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. Any allocation to Fixed Account I must be at least $1,000. Allocation percentages need to be in whole numbers. Each allocation must be at least 1%. Any allocation to an investment portfolio must be at least $1,000. BMA reserves the right to decline any purchase payment.

     At its discretion, BMA may refuse purchase payments into Fixed Account I if the total value of Fixed Account I is greater than or equal to 30% of the value of your contract at the time of the purchase payment. BMA also reserves the right to refuse allocations into Fixed Account I if the interest rate to be credited to the allocation is equal to the minimum guaranteed interest rate for the Fixed Account.

     Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.


Free Look

     If you change your mind about owning the contract, you can cancel it within 10 days after receiving it, or the period required in your state. When you cancel the contract within this time period, BMA will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. In certain states, or if you have purchased the contract as an IRA, we will refund the greater of your purchase payment (less withdrawals) or the value of your contract if you decide to cancel your contract within 10 days after receiving it (or whatever period is required in your state). If that is the case, we will put your purchase payment in the Money Market Portfolio for 15 days beginning when we allocate your first purchase payment. (In some states, the period may be longer.) At the end of that period, we will re-allocate those funds as you selected.


Accumulation Units

     The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

     Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the previous business day by a factor for the current business day. The factor is determined by:

1. dividing the value of an investment portfolio share at the end of the current business day by the value of an investment portfolio share for the previous business day; and

2. multiplying it by one minus the daily amount of the coverage charge and any charges for taxes.

     The value of an accumulation unit may go up or down from day to day.

     When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.


     We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

Example:

     On Monday we receive an additional purchase payment of $4,000 from you. You have told us you want this to go to the Balanced Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Balanced Portfolio is $12.70. We then divide $4,000 by $12.70 and credit your contract on Monday night with 314.9606 accumulation units for the Balanced Portfolio.


4. INVESTMENT PORTFOLIOS

     The contract offers 23 investment portfolios which are listed below. Additional investment portfolios may be available in the future.

     You should read the prospectuses for these funds carefully. Copies of these prospectuses will be sent to you with your confirmation. You can obtain copies of the fund prospectuses by writing us at 2000 Wade Hampton Blvd., Greenville, SC 29615-1064 or calling us at 1-800-423-9398. Certain portfolios contained in the fund prospectuses may not be available with your contract. A summary of the investment objectives and strategies of each investment portfolio available under the contract is contained in Appendix A. There can be no assurance that the investment objectives will be achieved. The fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks of each portfolio.

     Shares of the portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with BMA. Certain portfolios may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

     BMA may enter into certain arrangements under which it is reimbursed by the investment portfolios' advisers, distributors and/or affiliates for the administrative services which it provides to the portfolios.

     The investment objectives and policies of certain of the investment portfolios are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the investment portfolios have the same investment advisers.

     A portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a portfolio with a small asset base. A portfolio may not experience similar performance as its assets grow.

THE ALGER AMERICAN FUND (CLASS O SHARES)

     Advisor: Fred Alger Management, Inc.
         Alger American Growth Portfolio
         Alger American Leveraged AllCap Portfolio
         Alger American MidCap Growth Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
     Advisor: American Century Investment Management, Inc.
         VP Income & Growth
         VP Value

DREYFUS STOCK INDEX FUND, INC. (Initial Share Class)

     Advisor: The Dreyfus Corporation (Index Fund Manager: Mellon Equity
        Associates)

DREYFUS VARIABLE INVESTMENT FUND ("Dreyfus VIF")

     Advisor: The Dreyfus Corporation
        Dreyfus VIF Disciplined Stock Portfolio (Initial Share Class)

INVESCO VARIABLE INVESTMENT FUNDS, INC.

     Advisor: INVESCO Funds Group, Inc.
       INVESCO VIF-High Yield Fund
       INVESCO VIF-Core Equity Fund

INVESTORS MARK SERIES FUND, INC.
Advisor: Investors Mark Advisor, LLC

     Sub-Advisor: The Boston Company Asset Management, LLC (prior to
         July 1, 2003, Standish Mellon Asset Management Company LLC) Intermediate Fixed Income Portfolio
       Mid Cap Equity Portfolio
       Money Market Portfolio
       Global Fixed Income Portfolio

     Sub-Advisor: Columbia Management Advisors, Inc. (formerly,
     Stein Roe & Farnham Incorporated)
       Small Cap Equity Portfolio
       Large Cap Growth Portfolio

     Sub-Advisor: David L. Babson & Company Inc.
       Large Cap Value Portfolio

     Sub-Advisor: Lord Abbett & Co. LLC
       Growth & Income Portfolio

     Sub-Advisor: Kornitzer Capital Management, Inc.
       Balanced Portfolio

JANUS ASPEN SERIES (Institutional Shares)

     Advisor: Janus Capital Management LLC
         Janus Aspen Series International Growth Portfolio

LAZARD RETIREMENT SERIES, INC.

     Advisor: Lazard Asset Management, LLC
        Lazard Retirement Small Cap Portfolio

VARIABLE INSURANCE PRODUCTS FUND ("VIP") (Service Class 2)

     Advisor: Fidelity Management & Research Company
       Fidelity VIP Overseas Portfolio
       Fidelity VIP Growth Portfolio
       Fidelity VIP Contrafund(R) Portfolio

Voting Rights

     BMA is the legal owner of the investment portfolio shares. However, BMA believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that BMA owns on its own behalf. Should BMA determine that it is no longer required to comply with the above, it will vote the shares in its own right.

Substitution

     BMA may be required to substitute one or more of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this. We may also limit further investment in an investment portfolio if we deem the investment inappropriate.

Transfers (These transfer features as stated may not be available in all states.)

     You can transfer money among Fixed Account I and the 23 investment portfolios.

     Telephone Transfers

     You can make transfers by telephone. If you own the contract with a joint owner, unless BMA is instructed otherwise, BMA will accept instructions from either you or the other owner. BMA will use reasonable procedures to confirm that instructions given us by telephone are genuine. If BMA fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. BMA tape records all telephone instructions.

     Transfers During the Accumulation Phase

     You can make 20 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the Fixed Account and to or from any investment portfolio. If you make more than 20 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer. The following apply to any transfer during the accumulation phase:

1. The minimum amount which you can transfer from the investment portfolio or Fixed Account I is $250 or your entire interest in the investment portfolio or Fixed Account I if less.

2. We reserve the right to restrict the maximum amount which you can transfer from the Fixed Account option to 25% of the amount in Fixed Account I or the amount transferred out of Fixed Account I in the prior contract year. Currently, BMA is waiving this restriction. This requirement is waived if the transfer is part of the Dollar Cost Averaging, Asset Allocation or Asset Rebalancing options. This requirement is also waived if the transfer is to switch your contract to the income phase.

3. At its discretion, BMA may refuse transfers to Fixed Account I if the total value of Fixed Account I is greater than or equal to 30% of the value of your contract at the time of the transfer. BMA also reserves the right to refuse transfers into the Fixed Account if the interest rate to be credited to the amount transferred is equal to the minimum guaranteed interest rate for the Fixed Account.

4. The minimum amount which must remain in any investment portfolio after a transfer is $1,000. The minimum amount which must remain in Fixed Account I after a transfer is $1,000.

5.   You may not make a transfer until after the end of the free look period.

6. We reserve the right to restrict the number of transfers per year and to restrict transfers made on consecutive business days.

     Your right to make transfers may be modified if we determine, in our sole opinion, that the exercise of the transfer right by one or more owners is, or would be, harmful to other owners.


     Transfers During the Income Phase

     Each year, during the income phase, you can make 4 transfers between the investment portfolio(s). We measure a year from the anniversary of the day we issued your contract. You can also make 4 transfers each contract year from the investment portfolios to the general account. You may not make a transfer from the general account to the investment portfolios. These four transfers each contract year during the income phase are free. If you make more than 4 transfers in a year during the income phase, a transfer fee of $25 per transfer (after the 4 free) will be charged.


Dollar Cost Averaging Option

     The Dollar Cost Averaging Option allows you to systematically transfer a set amount each month from the Money Market Portfolio, Fixed Account I or any other subaccount we designate to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

     The minimum amount which can be transferred each month is $ 250. The value of your contract must be at least $10,000 in order to participate in Dollar Cost Averaging.

     All Dollar Cost Averaging transfers will be made on the 15th day of the month unless otherwise designated, other than the 29th, 30th or 31st of any month. If any designated day is not a business day, then the transfer will be made the next business day. You must participate in Dollar Cost Averaging for at least 6 or 12 months, whichever program you selected.

     If you participate in Dollar Cost Averaging, the transfers made under this option are not taken into account in determining any transfer fee. Currently, there is no charge for participating in the Dollar Cost Averaging Option.

     No Automatic Withdrawals and Minimum Distributions will be allowed if you are participating in Dollar Cost Averaging.


Asset Rebalancing Option

     Once your money has been allocated among the investment portfolios, the performance of each portfolio may cause your allocation to shift. If the value of your contract is at least $10,000, you can direct us to automatically rebalance your contract monthly, quarterly, semi-annually or annually to return to your original percentage allocations by selecting our Asset Rebalancing Option.

     The program will ignore any new purchase payments or transfers allocated to portfolios other than the original (or most current) rebalancing portfolio allocations. You may change your allocations to incorporate new purchase payments or transfers by contacting the BMA Service Center.

     The minimum period to participate in this program is 6 months. The transfer date will be the 15th of the month unless otherwise designated, other than the 29th, 30th or 31st of any month. If any designated day is not a business day, then the transfer will be made the next business day. The Fixed Account option is not part of asset rebalancing. Currently, there is no charge for participating in the Asset Rebalancing Option.

     If you participate in the Asset Rebalancing Option, the transfers made under the program are not taken into account in determining any transfer fee.


Example:

     Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Intermediate Fixed Income Portfolio and 60% to be in the Mid Cap Equity Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Intermediate Fixed Income Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, BMA would sell some of your units in the Intermediate Fixed Income Portfolio to bring its value back to 40% and use the money to buy more units in the Mid Cap Equity Portfolio to increase those holdings to 60%.


Asset Allocation Option

     BMA recognizes the value to certain owners of having available, on a continuous basis, advice for the allocation of your money among the investment options available under the contract.

     Even though BMA may allow the use of approved Asset Allocation Programs, the contract was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the investment portfolios, and should BMA become aware of such disruptive practices, it may modify the transfer provisions of the contract.

     If you participate in an approved Asset Allocation Program, the transfers made under the program will not be taken into account in determining any transfer fee. Currently, BMA does not charge for participating in an Asset Allocation Program.


5. EXPENSES

     There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:


Coverage Charge

     Each day, BMA makes a deduction for its coverage charge. BMA does this as part of its calculation of the value of the accumulation units and the annuity units. The amount of the charge depends upon whether you elected the Plus 70/50 Death Benefit Option Rider.

     The chart below tells you the amount, on an annual basis, of the coverage charge for your contract. It is a percentage of the average daily value of the contract invested in an investment portfolio.

Mortality and Expense Risk Fee   ........................      1.55%
Administrative Fee          .............................       .20%
Plus 70/50 Optional Death Benefit Rider..................       .25%

     In certain states, the Plus 70/50 optional Death Benefit Option may not be available. Check with your registered representative regarding availability.

     This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefit, and for assuming the risk that the current charges will be insufficient in the future to cover the cost of administering the contract. This charge is also for administrative expenses, including preparation of the contract, confirmations, annual statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees and computer and system costs and certain distribution expenses.

Contract Maintenance Charge

     During the accumulation phase, every year on the anniversary of the date when your contract was issued, BMA deducts $35 from your contract as a contract maintenance charge. If you make a complete withdrawal from your contract, the charge will also be deducted. A pro rata portion of the charge will be deducted if the annuity date is other than an anniversary. This charge is for administrative expenses.

     BMA will not deduct this charge, if when the deduction is to be made, the value of your contract is $100,000 or more. If you own more than one BMA contract, we will determine the total value of all your contracts. If the owner is a non-natural person (e.g., a corporation), we will look to the annuitant to determine this information. BMA may some time in the future discontinue this practice and deduct the charge.

     After the annuity date, the charge will be collected monthly out of each annuity payment regardless of the size of the contract.

Withdrawal Charge

     During the accumulation phase, you can make withdrawals from your contract. BMA keeps track of each purchase payment. The withdrawal charge is equal to:

        Contract Year                                          Withdrawal
     From Date of Purchase Payment                               Charge
     -----------------------------                               ------
               1.................................................    7%
               2.................................................    7%
               3.................................................    6%
               4.................................................    5%
               5 and thereafter..................................    0%

     After BMA has had a purchase payment for 4 years, there is no charge when you withdraw that purchase payment. For purposes of the withdrawal charge, BMA treats withdrawals as coming from the oldest purchase payment first. When the withdrawal is for only part of the value of your contract, the withdrawal charge is deducted from the remaining value in your contract. No withdrawal charge is assessed on amounts deducted to pay the withdrawal charge on a partial withdrawal.

Free Withdrawal Amount

     The first 10% of Remaining Purchase Payments withdrawn (free withdrawal amount)is not subject to the withdrawal charge unless you have already made another withdrawal during that same contract year. Remaining Purchase Payments prior to a partial withdrawal is equal to total purchase payments less previous withdrawals, including withdrawal charges. A withdrawal charge will be assessed against each Remaining Purchase Payment withdrawn in excess of the free withdrawal amount and will result in a reduction in remaining contract value. The withdrawal charge, and the free withdrawal amount are calculated at the time of each withdrawal. Withdrawals are made from the oldest Remaining Purchase Payments first.

     BMA does not assess the withdrawal charge on any amounts paid out as death benefits or as annuity payments if a life annuity option or another option with an annuity payment period of more than 5 years is selected.

Additional Withdrawal Option

     If during the first 30 days of the 3rd contract year, you surrender all of the contract value, applicable withdrawal charges for the surrender will be waived. You may elect this option at any time before the 3rd contract year, but the surrender must be effective within the first 30 days of the 3rd contract year.

     Your request for surrender must be received at our Service Center no later than the 30th of the 3rd contract year and must state the effective date of the surrender. The date you select for the surrender date must be within the first 30 days of the 3rd contract year. The contract value will be calculated the date the surrender is actually processed.

     You can revoke your request anytime prior to the requested date of this surrender. This option is not available for a Section 1035 exchange, direct rollover or direct transfer.

     NOTE: For tax purposes, withdrawals are considered to have come from the last money into the contract. Thus, for tax purposes, earnings are considered to come out first.

     The withdrawal charge compensates us for expenses associated with selling the contract. Commissions will be paid to broker-dealers who sell the contracts. In no event are commissions deducted from your purchase payment or contract value. Rather, BMA pays commissions to the selling broker-dealer. Broker-dealers will be paid commissions of up to 5.4% of purchase payments. Sometimes, BMA may enter into an agreement with the broker-dealer to pay the broker-dealer commissions as a combination of a certain amount of the commission at the time of sale and a trail commission. BMA may, from time to time, pay promotional cash incentives that increase the amount of compensation.

Waiver of Withdrawal Charge Benefits (Life Liquidity Benefit)

     Under certain circumstances, after the first year, BMA will allow you to take your money out of the contract without deducting the withdrawal charge:

1) if you become confined to a long term care facility, nursing facility or hospital for at least 90 consecutive days;

2)   if you become totally disabled for at least 90 days;

3) if you become terminally ill (which means that you are not expected to live more than 12 months);

4)   if you are involuntarily unemployed for at least 90 consecutive days; or

5)   if you get divorced.

     These benefits may not be available in your state.

Withdrawal Charges are not assessed against withdrawals made under the Additional Withdrawal Option, Required Minimum Withdrawal Option or the Substantially Equal Periodic Payment Withdrawal Option.

Reduction or Elimination of the Withdrawal Charge

     BMA will reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with BMA. BMA will not deduct a withdrawal charge under a contract issued to an officer, director or employee of BMA or any of its affiliates.

Premium Taxes

     Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. BMA is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin.

     It is BMA's current practice, for all states except South Dakota, to not charge anyone for these taxes until annuity payments begin. In South Dakota, BMA will assess a charge equal to the amount of the premium tax at the time each purchase payment is made.

     BMA may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

Transfer Fee

     You can make 20 free transfers every year during the accumulation phase and 4 free transfers every year during the income phase. We measure a year from the day we issue your contract. If you make more than 20 transfers a year during the accumulation phase or more than 4 transfers a year during the income phase, we will deduct a transfer fee of $25. The transfer fee is deducted from the amount which is transferred. The transfer fee is for expenses in connection with transfers.

     If the transfer is part of the Dollar Cost Averaging Option, the Asset Rebalancing Option or an approved Asset Allocation Program, it will not count in determining the transfer fee.


Income Taxes

     BMA will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

Investment Portfolio Expenses

     There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the fund prospectuses.


6.   TAXES

     NOTE: BMA has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. BMA has included in the Statement of Additional Information an additional discussion regarding taxes.

Annuity Contracts In General

     Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

     Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract (qualified or non-qualified, see the following sections).

     You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs--either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

     When a non-qualified contract is owned by a non-natural person (e.g., corporation or certain other entities other than a trust holding the contract as an agent for a natural person), the contract will generally not be treated as an annuity for tax purposes.

Qualified and Non-Qualified Contracts

     If you purchase the contract as an individual and not as an Individual Retirement Annuity (IRA) or Tax-Sheltered Annuity, your contract is referred to as a non-qualified contract.

     If you purchase the contract as an IRA or a Tax-Sheltered Annuity (sometime referred to a 403(b) contract), your contract is referred to as a qualified contract.

     A qualified contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that make it an important investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a qualified contract.

Withdrawals--Non-Qualified Contracts

     If you make a withdrawal from your non-qualified contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

     The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

           (1) paid on or after the taxpayer reaches age 59 1/2;

           (2) paid after you die;

           (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

           (4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

           (5) paid under an immediate annuity; or

           (6) which come from purchase payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Partial 1035 Exchanges

     Section 1035 of the Code provides that a non-qualified annuity contract may be exchanged in a tax-free transaction for another annuity contract. The Internal Revenue Service (the "Service") has recently issued a ruling in which it was held that the direct transfer of a portion of an annuity contract used to purchase another annuity contract qualifies as a non-taxable exchange under
Section 1035. The principal and earnings immediately before the exchange is allocated ratably between the two contracts based on the percentage of cash value retained in the original contract and the percentage of cash value transferred to the new contract.

     The Service has indicated that it is concerned that partial exchanges could be used to avoid taxes which would otherwise be imposed on withdrawals under
Section 72 of the Code and is considering issuing regulations regarding transactions entered into for tax avoidance purposes. Pending the issuance of regulations, the Service has stated that it will consider all facts and circumstances to determine if a partial withdrawal or full surrender made within 24 months of the date of a partial exchange should be treated as a single transaction in determining the tax treatment of the distribution. If treated as a single transaction, the contracts involved in the partial exchange would be aggregated and treated as one contract for purposes of determining the amount to be included in taxable income and the applicability of the 10% penalty on premature distributions. However, if the contract owner can demonstrate the occurrence of a life event such as divorce, loss of employment, death or disability between the time of the partial exchange and the withdrawal or surrender and that the withdrawal or surrender was not contemplated at the time of the partial exchange, then the partial exchange will not be treated as having been entered into for tax avoidance purposes.

     Due to the uncertainty in this area, contract owners should consult their own tax advisers prior to making a withdrawal or a surrender within 24 months from the date of a partial exchange.


Withdrawals--Qualified Contracts

     If you make a withdrawal from your qualified contract, a portion of the withdrawal is treated as taxable income. This portion depends on the ratio of pre-tax purchase payments to the after-tax purchase payments in your contract. If all of your purchase payments were made with pre-tax money then the full amount of any withdrawal is includible in taxable income. Special rules may apply to withdrawals from certain types of qualified contracts.

     The Code also provides that any amount received under a qualified contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

 1. paid on or after you reach age 59 1/2;

 2. paid after you die;

 3. paid if you become totally disabled (as that term is defined in the Code);

 4. paid to you after leaving your employment in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

 5. paid to you after you have left your employment, after attaining age 55;

 6. paid for certain allowable medical expenses (as defined in the Code);

 7. paid pursuant to a qualified domestic relations order;

 8. paid on account of an IRS levy upon the qualified contract;

 9. paid from an IRA for medical insurance (as defined in the Code);

10. paid from an IRA for qualified higher education expenses; or

11. paid from an IRA up to $10,000 for qualified first time homebuyer expenses (as defined in the Code).

The exceptions in (5) and (7) above do not apply to IRAs. The exception in (4) above applies to IRAs but without the requirement of leaving employment.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

     We have provided a more complete discussion in the Statement of Additional Information.

Withdrawals - Tax-Sheltered Annuities

The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement by owners from Tax-Sheltered Annuities.

Withdrawals can only be made when an owner:

1. reaches age 59 1/2

2. has a severance from employment;

3. dies;

4. becomes disabled (as that term is defined in the Code);

5. in the case of hardship; or

6. has account balances as of December 31, 1988.

     However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

We do not allow loans from Tax Sheltered Annuity Contracts.

Death Benefits

     Any death benefits paid under the contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

     Certain death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the Internal Revenue Service could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under age 59 1/2.

     Certain death benefits available for use with a qualified contract may be considered by the Internal Revenue Service as "incidental death benefits." The Code imposes limits on the amount of incidental death benefits allowable for qualified contracts, and if the death benefits selected by you are considered to exceed such limits, the provision of such death benefits could result in currently taxable income to the owners of the qualified contracts.

     Furthermore, the Code provides that the assets of an IRA (including Roth
IRAs) may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of purchase payments or account value. The contract offers death benefits which may exceed the greater of purchase payments or account (contract) value. If these death benefits are determined by the Internal Revenue Service as providing life insurance, the contract may not qualify as an IRA (including Roth
IRAs) which may result in the immediate taxation of amounts held in the contract and the imposition of penalty taxes.

     You should consult your tax adviser regarding these features and benefits prior to purchasing a contract or adding an additional death benefit to your contract.

Diversification and Owner Control

     The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. BMA believes that the investment portfolios are being managed so as to comply with the requirements.

     Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not BMA, would be considered the owner of the shares of the investment portfolios. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent under federal tax law owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios.

     Due to the uncertainty in this area, BMA reserves the right to modify the contract in an attempt to maintain favorable tax treatment.


7. ACCESS TO YOUR MONEY

     You can have access to the money in your contract:

          (1) by making a withdrawal(either a partial or a complete withdrawal);

          (2) by electing to receive annuity payments; or

          (3) when a death benefit is paid to your beneficiary.

Withdrawals can only be made during the accumulation phase.

     When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal:

     o  less any applicable withdrawal charge,

     o  less any premium tax, and

     o  less any contract maintenance charge.

(See Section 5. Expenses for a discussion of the charges.)

     Unless you instruct BMA otherwise, any partial withdrawal will be made pro rata from all the investment portfolio(s) and the Fixed Account option you selected. You will be allowed only one partial withdrawal per contract year. Under most circumstances, the amount of any partial withdrawal must be for at least $500 (withdrawals made pursuant to the Automatic Withdrawal Program, Required Minimum Withdrawal Option and the Substantially Equal Periodic Payment Withdrawal Option are not subject to this minimum). BMA requires that after a partial withdrawal is made you keep at least $1,000 in any investment portfolio and $1,000 in Fixed Account I. BMA also requires that after a partial withdrawal is made you keep at least $10,000 in your contract.

     We will pay the amount of any withdrawal from the investment portfolios within 7 days of a receipt in good order of your request unless the suspension or deferral of payments or transfers provision is in effect (see Section 7--Suspension of Payments or Transfers). Use of a certified check to purchase the contract may expedite the payment of your withdrawal request if the withdrawal request is soon after your payment by certified check.

     There are limits to the amount you can surrender from a Tax Sheltered Annuity contract. For a more complete explanation, see the discussion in the Taxes Section and the discussion in the Statement of Additional Information. Income taxes and tax penalties may apply to any withdrawal you make.

Additional Withdrawal Option

     Under this option you have the ability to surrender all of the contract value during the first 30 days of the third contract year without incurring a withdrawal charge. This option must be elected before the third contract year and the effective date of the surrender must be within the first 30 days of the third contract year. This option is not available for a Section 1035 exchange, direct rollover or direct transfer to another annuity contract.

Automatic Withdrawal Program

     The Automatic Withdrawal Program provides periodic payments to you. Each payment must be for at least $100. You may select to have payments made monthly, quarterly, semi-annually or annually. The first 10% of the Remaining Purchase Payments as of the beginning of the contract year is not subject to the withdrawal charge. A withdrawal charge will be applied to any withdrawals in excess of the first 10% withdrawn and will result in a reduction in remaining contract value. If you use this program, you may not make any other withdrawals (including a partial withdrawal). For a discussion of the withdrawal charge and the 10% free withdrawal, see Section 5. Expenses.

     All Automatic Withdrawals will be made on the 15th day of the month unless otherwise designated other than the 29th, 30th or 31st of any month. If any designated day is not a business day then the payment will be the next business day. You must remain in the program for a minimum of six months. All distributions will be by electronic fund transfer.

     If you have made a partial withdrawal prior to electing this option, the Automatic Withdrawal Option will not take effect until the next contract year.

     No other withdrawal option or Dollar Cost Averaging transfers will be allowed if you are participating in the Automatic Withdrawal Program.

     Income taxes and tax penalties may apply to automatic withdrawals.

Required Minimum Withdrawal Option

     If you own an IRA or a TSA contract, you may select the Required Minimum Withdrawal Option. Under this program, BMA will make payments to you from your contract that are designed to meet the applicable minimum distribution requirements imposed by the Internal Revenue Code for qualified plans. BMA will make payments to you periodically (currently, monthly, quarterly, semi-annually or annually). The payments will not be subject to the withdrawal charge.

     The Internal Revenue Service has issued new regulations regarding required Minimum distributions from qualified plans. These new rules generally became effective January 1, 2002. One of these new regulations, which is not currently in effect, requires that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as the death benefits provided for in the contract and, if elected, the rider as explained later in this prospectus. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. We are currently awaiting further clarification from the IRS on this regulation, including how the value of such benefits is determined and when the regulation will become effective. If you are required to take distributions from your qualified plan, you should consult with your qualified plan sponsor and tax adviser to determine that your distributions comply with these rules.

     No Dollar Cost Averaging transfers or other withdrawal option will be allowed if you are participating in the Required Minimum Withdrawal Option.

     There is no guarantee that you will not outlive payments which are scheduled to be made for your life expectancy.

Substantially Equal Periodic Payment Withdrawal Option.

     Under the option, periodic withdrawals are made for your life or life expectancy or the joint life or life expectancies of you and your designated beneficiary. These scheduled periodic withdrawals are intended to qualify for an exception to the 10% penalty on distributions before age 591/2under Code Sections 72(q) and 72(t). (See Sec. 6 Taxes - Withdrawals Non-Qualified Contracts; Withdrawals - Qualified Contracts)

     Withdrawals under this option will not be subject to a withdrawal charge. No other withdrawal options may be elected while the option is in effect. Once withdrawals have started, you cannot make any additional payments to the contract.

     There is no guarantee that you will not outlive payments which are scheduled to be made for your life expectancy.

Suspension of Payments or Transfers

     BMA may be required to suspend or postpone payments from the investment portfolios for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.   trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or BMA cannot reasonably value the shares of the investment portfolios;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

     BMA has reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law but not for more than six months.

8. PERFORMANCE

     BMA may periodically advertise performance of the various investment portfolios. BMA will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the coverage charge and the fees and expenses of the investment portfolio. It does not reflect the deduction of any applicable contract maintenance charge and withdrawal charge. The deduction of any applicable contract maintenance charge and withdrawal charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which will reflect the deduction of the coverage charge, contract maintenance charges, withdrawal charges as well as the fees and expenses of the investment portfolio.

     BMA may also advertise the historical performance of certain investment portfolios whose inception dates precede the date the accumulation units of your contract invested in the portfolio.

     BMA may advertise yield information. If it does, it will provide you with information regarding how yield is calculated.

     BMA may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

     More detailed information regarding how performance is calculated is found in the SAI.

     Future performance will vary and the results shown are not necessarily representative of future results.

9. DEATH BENEFIT

     Upon Your Death

     If you die during the accumulation phase, BMA will pay a death benefit to your beneficiary (see below). If you have a joint owner, the death benefit will be paid when the first of you dies. The surviving joint owner will be treated as the beneficiary.

     The amount of the death benefit depends on how old you are on the day we issue your contract. If BMA issues your contract prior to your 81st birthday, the death benefit will be the greater of (1) or (2), where:

(1) is the contract value on the Death Benefit Date; and

(2) is the death benefit reset amount described below after adjustments for purchase payments, partial withdrawals, and any charges made since the last reset date.

     However, in no case will the death benefit be less than the Total Adjusted Purchase Payments.

     The first death benefit reset amount is equal to the initial purchase payment. The death benefit reset amount is then re-determined on the last day of each contract year prior to your 81st birthday. On these determination dates, the death benefit reset amount is set to be the greater of:

a) The prior year's death benefit reset amount after adjustments for purchase payments, partial withdrawals and any charges made in the past year; or

b)  The contract value.

     The Death Benefit Date is the date due proof of death and request for payment are received by us.

     Total Adjusted Purchase Payments is the total purchase payments adjusted to reflect partial withdrawals. On the issue date of the contract the Total Adjusted Purchase Payments is equal to the initial purchase payment. The Total Adjusted Purchase Payments prior to a partial withdrawal is equal to the Total Adjusted Purchase Payments after the most recent partial withdrawal, or the issue date if there have been no partial withdrawals, plus any purchase payments made since the last partial withdrawal.

     The adjustment to the death benefit reset amount and the Total Adjusted Purchase Payments for withdrawals is pro rata. This means that the value after a withdrawal is equal to the value prior to the withdrawal, multiplied by the contract value after the withdrawal divided by the contract value prior to the withdrawal.

     If the owner's age at issue is 81 through 85, the death benefit will be the greater of contract value or Total Adjusted Purchase payments.

     If the owner's age at issue is 86 or older, the amount of the death benefit will be the contract value.

     In the event that your spouse elects to continue the contract in his or her name, in accordance with the death benefit options, we will not pay a death benefit. However, the contract value will equal the amount of the death benefit as provided above. The amount of any future death benefit will be determined as provided above.

     If the ownership of the contract is changed, except where the contract is being continued by your surviving spouse, the death benefit amount will be determined as above. However, Total Adjusted Purchase Payments will be equal to the contract value on the effective date of the change of owner, adjusted for purchase payments and partial withdrawals made since the change. Death benefits will be determined based on the age of the new owner as the date of the change.

     If the owner is a non-natural person, the age of the annuitant will be used to determine any death benefits.

     If there are joint owners, death benefits will be based on the age of the oldest joint owner.

     The death benefit amount in the Separate Account remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the beneficiary.

Plus 70/50 Optional Death Benefit Rider (Plus 70/50 Benefit)

     At the time you purchase your contract, you can elect the Plus 70/50 Optional Death Benefit Rider. This Rider may not be available in your state (check with your registered representative regarding the availability of this Rider).

     Under this Rider an additional death benefit will be paid equal to:

     (1) 70% of the excess, if any, of the Additional Death Benefit Ending Value over the Additional Death Benefit Base Value for owners age 69 or younger on the date the contract was issued, or

     (2) 50% of the excess, if any, of the Additional Death Benefit Ending Value over the Additional Base Value for owner ages 70 to 75 on the date the contract was issued.

     The excess of the Additional Death Benefit Ending Value over the Additional Death Benefit Base Value may not exceed:

     (1) 70% of the Total Adjusted Purchase Payments, less purchase payments made during the 12 months prior to the Death Benefit Date, except for purchase payments made during the first contract year, for owners age 69 or younger on the date the contract was issued, or

     (2) 50% of the Total Adjusted Purchase Payments, less purchase payments made during the 12 months prior to the Death Benefit Date, except for purchase payments made during the first contract year, for owners age 70-75 on the date the contract was issued.

     Additional Death Benefit Base Value is equal to the Total Adjusted Purchase Payments. For the surviving spouse who elects to continue the contract, Total Adjusted Purchase Payments is equal to the contract value on the date of continuation, adjusted to reflect purchase payments and partial withdrawals made since the date of continuation.

     Additional Death Benefit Ending Value is the lesser of:

a) The contract value on the Death Benefit Date; and

b) The contract value on the deceased owner's 81st birthday, if the Death Benefit Date is subsequent to the deceased owner's 81st birthday.

     Total Adjusted Purchase payments is the total purchase payments adjusted to reflect partial withdrawals. Partial withdrawals will be reflected on a pro rata basis. That is, the amount of Total Adjusted Purchase Payments after a partial withdrawal is equal to the Total Adjusted Purchase Payments before the withdrawal multiplied by the contract value after the withdrawal divided by the contract value before the withdrawal.

     If the owner of this contract is changed, death benefits under this rider will be determined based on the age of the new owner, as of the date of the change.

     In the event that your spouse elects to continue the contract the amount of the additional death benefit provided above will be added to the contract value. Provisions of the Rider will continue as if your spouse had purchased the contract on the date of continuation, with the initial purchase payment equal to the contract value, including the additional death benefit, on that date. For purposes of calculating future death benefits, your spouse's age on the date of continuation will be used.

     If this contract is owned by joint owner, age is based on the age of the oldest joint owner. If the owner is a non-natural person, age is based on the age of the annuitant.

     If you select the Plus 70/50 Benefit, the coverage charge for your contract will be higher than it would have been without this benefit.

     You will not receive any benefit under the Plus 70/50 Benefit if there is no gain under your contract when the death benefit is calculated.

     Appendix B to this prospectus contains examples of how the Plus 70/50 Benefit is calculated.

     The Plus 70/50 Death Benefit is available for use with non-qualified contracts, with IRA contracts (including SEP's, transfers, and rollovers) and TSA contracts. This feature is not available for use with Roth IRA contracts.

Payment of Death Benefits

     Upon the death of an owner during the accumulation phase, the entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary'S lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name. Unless the Internal Revenue Code provides otherwise, a spousal beneficiary may only continue the contract one time. Payment to the beneficiary (other than a lump sum) may only be elected during the 60 day period beginning with the date we receive proof of death. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

     If you or any joint owner dies during the income phase any remaining payments under the annuity option chosen will continue at least as rapidly as under the method of distribution in effect at the time of death. If you die during the income phase, the beneficiary becomes the owner.

     See Section 6. Taxes - Death Benefits regarding the tax treatment of death proceeds.

Death of Annuitant

     If the annuitant, who is not an owner, dies during the accumulation phase, the owner or the youngest joint owner will become the annuitant, unless another annuitant is designated. However, if the owner is a non-natural person (for example, a corporation), then the death of the annuitant will be treated as the death of the owner, and a new annuitant may not be named.

     Upon the death of the annuitant during the income phase, the death benefit, if any, will be as provided for in the annuity option selected. The death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

10. OTHER INFORMATION

BMA

     Business Men's Assurance Company of America ("BMA" or "us," "ours," "we"), P.O. Box 419458, Kansas City, Missouri 64141-6458 was incorporated on July 1, 1909 under the laws of the state of Missouri. BMA is licensed to do business in the District of Columbia, Puerto Rico and all states except New York. BMA is a wholly owned subsidiary of Liberty Life Insurance Company, which is an insurance company domiciled in the state of South Carolina.

     BMA's obligations arising under the contracts are general obligations of BMA.

The Separate Account

     BMA has established a separate account, BMA Variable Annuity Account A (Separate Account), to hold the assets that underlie the contracts. The Board of Directors of BMA adopted a resolution to establish the Separate Account under Missouri insurance law on September 9, 1996. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into sub-accounts.

     The assets of the Separate Account are held in BMA's name on behalf of the Separate Account and legally belong to BMA. However, those assets that underlie the contract are not chargeable with liabilities arising out of any other business BMA may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts BMA may issue.


Distributor

     Jones & Babson, Inc., 4000 West 114th Street, Suite 200, Leawood, KS 66211 acts as the distributor of the contracts. The offering is on a continuous basis. Jones & Babson, Inc. was organized under the laws of the state of Missouri on February 23, 1959. Jones & Babson, Inc. is a member of the National Association of Securities Dealers, Inc. Jones & Babson, Inc. is a wholly owned subsidiary of RBC Dain Rauscher Corp.

Administration

     We have hired Liberty Insurance Services, 2000 Wade Hampton Boulevard, Greenville, South Carolina to perform certain administrative services regarding the contracts. The administrative services include issuance of the contracts and maintenance of contract records. Claims are handled jointly between BMA and Liberty Insurance Services.


Ownership

     Owner. You, as the owner of the contract, have all the rights under the contract. The owner is as designated at the time the contract is issued, unless changed. The beneficiary becomes the owner upon the death of the owner.

     Joint Owner. The contract can be owned by joint owners. Upon the death of either joint owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.


Beneficiary

     The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

Assignment

     You can assign the contract at any time during your lifetime. BMA will not be bound by the assignment until it receives the written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. An assignment may be a taxable event.

     If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

Legal Proceedings

     There are no material pending legal proceedings, other than ordinary routine litigation incidental to BMA's business, to which the Separate Account, Jones & Babson, Inc. (the principal underwriter) or BMA is a party.

Financial Statements

     The financial statements of BMA and the Separate Account have been included in the Statement of Additional Information.


                            Table of Contents of The
                       Statement of Additional Information

     Company
     Experts
     Legal Opinions
     Distributor
     Reduction or Elimination of Withdrawal Charge
     Calculation of Performance Data
     Federal Tax Status
     Annuity Provisions
     Mortality and Expense Guarantee
     Financial Statements



                  APPENDIX A - INVESTMENT PORTFOLIOS

The following is a summary of the investment objective and strategies of each investment portfolio. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks of each portfolio. There is no assurance that the investment objectives will be achieved.


INVESTORS MARK SERIES FUND, INC.

     Investors Mark Series Fund, Inc. is managed by Investors Mark Advisor, LLC (Adviser), which is an affiliate of BMA. Investors Mark Series Fund, Inc. is a mutual fund with multiple portfolios. Each investment portfolio has a different investment objective. The Adviser has engaged sub-advisers to provide investment advice for the individual investment portfolio. The following investment portfolios are available under the contract:

     The Boston Company Asset Management, LLC (prior to July 1, 2003, Standish Mellon Asset Management Company LLC) is the Sub-Adviser to the following
Portfolios:

               Intermediate Fixed Income Portfolio

                           The goal of this Portfolio is to seek a high level of
               current income consistent with preserving capital and liquidity. During normal market conditions, the Portfolio will invest at least 80% of its total net assets in investment grade fixed income securities and the Portfolio's average dollar-weighted effective portfolio maturity will be greater than three years and less than ten years.

               Mid Cap Equity Portfolio

                    The goal of the Portfolio is to achieve long-term growth of capital through investment primarily in equity and equity-related securities of companies which appear to be undervalued. During normal market conditions, the Portfolio will invest at least 80% of its total net assets in equity and equity-related securities of companies with market capitalization exceeding $2 billion but less than $10 billion at the time of purchase.

               Money Market Portfolio

                    The goal of this Portfolio is to seek to obtain the highest level of current income while preserving capital and maintaining liquidity. It invests in carefully selected short-term fixed income securities issued by the U.S. government and its agencies and by other stable financial institutions.

                  Global Fixed Income Portfolio

                    The Portfolio's objective is to maximize total return while realizing a market level of income consistent with preserving both capital and liquidity. During normal market conditions, the Portfolio will invest at least 80% of its total net assets in fixed income securities of foreign governments or their political subdivisions and companies located in at least three countries around the world, including the United States. Usually, the Portfolio will invest in no fewer than eight foreign countries.

     Columbia  Management  Advisors,   Inc.  (formerly,   Stein  Roe  &  Farnham
Incorporated) is the Sub-Adviser to the following Portfolios:

               Small Cap Equity Portfolio

                    The Portfolio seeks long-term capital appreciation. During normal market conditions, the Portfolio will invest at least 80% of its total net assets in a diversified portfolio of common stocks and equity-type securities of companies with market capitalization, at the time of purchase, equal to or less than the capitalization of the largest stock in the Standard & Poor's Small Cap Index ($3.8 billion as of December 31, 2001). The Portfolio's Sub-Adviser seeks to invest in entrepreneurially managed companies that serve large and growing markets and have the ability to grow their market share.

                  Large Cap Growth Portfolio

                    The goal of this Portfolio is long-term capital
               appreciation. The Portfolio invests, during normal market conditions, at least 80% of its total net assets in common stocks and other equity-type securities of companies exceeding $10 billion in market capitalization at the time of purchase. The Portfolio's Sub-Adviser will focus on companies that it believes have long-term appreciation possibilities.

          David L. Babson & Company Inc. is the Sub-Adviser to the following
Portfolio:

               Large Cap Value Portfolio

                    The goal of this Portfolio is long-term growth of capital
               and income by investing principally in a diversified portfolio of common stocks which are considered to be undervalued in relation to earnings, dividends and/or assets. During normal market conditions, the Portfolio will invest at least 80% of its total net assets in common stocks of companies with market capitalization exceeding $5 billion at the time of purchase, which are either listed on an exchange or over-the-counter.

          Lord, Abbett & Co. LLC is the Sub-Adviser to the following Portfolio:

                  Growth & Income Portfolio

                   This Portfolio seeks to provide long-term growth of capital and income without excessive fluctuation in market value. During normal market conditions, the Portfolio will primarily invest in equity securities of large, seasoned U.S. and multinational companies, generally exceeding $5 billion in market capitalization at the time of purchase, which the Portfolio's Sub-Adviser believes are undervalued. This market capitalization may vary in response to changes in the markets.

          Kornitzer Capital Management, Inc. is the Sub-Adviser to the following
Portfolio:


               Balanced Portfolio

                    The goal of this Portfolio is both long-term capital growth and high current income. It invests in both stocks and fixed income securities. The balance of stocks and bonds in the Portfolio can change based on the Portfolio Sub-Adviser's view of economic conditions, interest rates, and stock prices. Generally, the Portfolio's assets will be invested in common stocks, in high yielding corporate bonds, and in convertible securities. Convertible securities offer current income like a corporate bond, but can also provide capital appreciation through their conversion feature (the right to convert to common stock). During normal market conditions, the Portfolio will generally invest a minimum of 25% of its total net assets in fixed income senior securities and a minimum of 25% of its total net assets in equity securities.


JANUS ASPEN SERIES (INSTITUTIONAL SHARES)

     Janus Aspen Series is a mutual fund with multiple portfolios. Janus Capital Management LLC is the investment adviser. The following investment portfolio is available under the contract:

               Janus Aspen Series International Growth Portfolio

                    The Fund seeks long-term growth of capital. It generally
               invests at least 80% of its net assets in securities of issuers from at least five different countries, excluding the United States. In selecting companies for the Fund, the Fund manager takes a bottom up approach, which means that the Fund manager seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large. The Fund manager does not use specific criteria in making this assessment.


THE ALGER AMERICAN FUND (Class O Shares)

     The Alger American Fund is a mutual fund with multiple portfolios. Fred Alger Management, Inc. serves as the investment adviser. The following investment portfolios are available under the contract:

          Alger American Growth Portfolio

                  This Portfolio seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

Alger American Leveraged AllCap Portfolio

                  This Portfolio seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential. The Portfolio can leverage, that is, borrow money, in amounts up to one-third of its total assets to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.

          Alger American MidCap Growth Portfolio

                  This Portfolio focuses on midsize companies with promising growth potential. Under normal circumstances, the Portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the Russell Midcap Growth Index.


AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

     American Century Variable Portfolios, Inc. is a series of funds managed by American Century Investment Management, Inc. The following investment portfolios are available under the contract:

          VP Income & Growth

                  This Portfolio seeks dividend growth, current income, and capital appreciation by investing in common stocks. The Portfolio invests in mainly large company stocks, such as those in the Standard & Poor's 500 Composite Stock Price Index, but it also may invest in the stocks of small and medium-size companies. The management team strives to outperform the Standard & Poor's 500 Composite Stock Price Index over time while matching its risk characteristics.

          VP Value

                  This Portfolio seeks long-term capital growth as a primary objective and income as a secondary objective. It invests in well-established companies that the Portfolio's Adviser believes are undervalued at the time of purchase.


DREYFUS STOCK INDEX FUND, INC.  (Initial Share Class)

     The Dreyfus Corporation serves as the Fund's manager. Dreyfus has hired its affiliate, Mellon Equity Associates, to serve as the Fund's index fund manager and provide day-to-day management of the Fund's investments.

                 The objective of this Portfolio is to match, as closely as possible, the performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500). To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index.

DREYFUS VARIABLE INVESTMENT FUND

     The Dreyfus Variable Investment Fund ("Dreyfus VIF") is a mutual fund with multiple portfolios. The Dreyfus Corporation serves as the investment adviser to the Portfolios. The following investment portfolio is available under the contract:

          Dreyfus VIF Disciplined Stock Portfolio  (Initial Share Class)

                  The Portfolio seeks investment returns (consisting of capital appreciation and income) that are greater than the total return performance of stocks represented by the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the portfolio invests at least 80% of its assets in stocks.


VARIABLE INSURANCE PRODUCTS FUND

     The Variable Insurance Products are managed by Fidelity Management & Research Company. The following investment portfolios are available under the contract:

          Fidelity VIP Overseas Portfolio

                  This Portfolio seeks long-term growth of capital by investing at least 80% of its total assets in non-U.S. securities and allocating investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

Fidelity VIP Growth Portfolio

                  This Portfolio seeks to achieve capital appreciation by investing primarily in common stocks of companies that the Adviser believes have above-average growth potential (stocks of these companies are often called "growth" stocks).

           Fidelity VIP Contrafund Portfolio

                This Portfolio seeks long-term capital appreciation by investing primarily in common stocks of companies whose value the Adviser believes is not fully recognized by the public.


INVESCO VARIABLE INVESTMENT FUNDS, INC.

     INVESCO Variable Investment Funds, Inc. is a mutual fund with multiple portfolios. INVESCO Funds Group, Inc. is the investment adviser. The following investment portfolios are available under the contract:

          INVESCO VIF-High Yield Fund

                  The Fund seeks a high level of current income by investing primarily in bonds and other debt securities as well as preferred stock. It also seeks capital appreciation. The Fund normally invests at least 80% of its net assets in a diversified portfolio of high yield corporate bonds rated below investment grade, commonly known as "junk bonds" and preferred stocks with investment grade and below investment grade ratings.

          INVESCO VIF-Core Equity Fund

                  The Fund seeks to provide a high total return through both growth and current income. The Fund normally invests at least 80% of its net assets in common and preferred stocks. At least 50% of common and preferred stocks which the Fund holds will be dividend-paying. The Fund also may invest in companies that have not paid regular dividends. The Fund's equity investments are limited to stocks that can be traded easily in the United States; it may, however, invest in foreign securities in the form of American Depository Receipts (ADRs). The Fund will normally invest up to 5% of its assets in debt securities, generally corporate bonds that are rated investment grade or better.

LAZARD RETIREMENT SERIES, INC.

     Lazard Retirement Series, Inc. is a mutual fund with multiple portfolios. Lazard Asset Management, LLC a subsidiary of Lazard Freres & Co. LLC, a New York limited liability company, is the investment manager for each portfolio. The following investment portfolio is available under the contract:

          Lazard Retirement Small Cap Portfolio

                  The Portfolio seeks long-term capital appreciation. It invests primarily in equity securities, principally common stocks, of relatively small U.S. companies with market capitalizations in the range of the Russell 2000 Index(R) that the manager believes are undervalued based on their earnings, cash flow or asset values.



                   APPENDIX B--Plus 70/50 Optional Death Benefit


     The following examples show you how we calculate the Plus 70/50 Optional Death Benefit if you elect the additional death benefit option. The examples are purely hypothetical and are for illustrative purposes only.

Example 1 - Assume a purchase payment of $100,000 is made on the issue date. Assume no withdrawals have been made, the contract was issued before the owner's 70th birthday, the contract value on the Death Benefit Date is $130,000 and the Death Benefit Date is prior to the owner's 81st birthday.

The Plus 70/50 Optional Death Benefit is determined as follows:

     (1) Contract value on Death Benefit Date
         less Total Adjusted Purchase Payments             $30,000

     (2) 70% of Total Adjusted Purchase Payments           $70,000

     (3) Lesser of (1) or (2)                              $30,000

     (4) 70% of (3)                                        $21,000

Thus, the Plus 70/50 Optional Death Benefit is             $21,000


Example 2 - Assume a purchase payment of $100,000 is made on the issue date and an additional purchase payment of $25,000 is made two years later. Assume the owner dies six months after the additional purchase payment is made and the contract value on the Death Benefit Date is $225,000. Assume no withdrawals have been made, the contract was issued prior to the owner's 70th birthday, and the Death Benefit Date is prior to the owner's 81st birthday.

The Plus 70/50 Optional Death Benefit is determined as follows:

     (1) Contract value on Death Benefit Date
         less Total Adjusted Purchase Payments             $100,000

     (2) 70% of (Total Adjusted Purchase Payments
         less purchase payments made in the 12 months
         prior to the Death Benefit Date)                  $ 70,000

     (3) Lesser of (1) or (2)                              $ 70,000

     (4) 70% of (3)                                        $ 49,000

Thus, the Plus 70/50 Optional Death Benefit is             $ 49,000


Example 3 - Assume a purchase payment of $100,000 is made on the issue date, and that the contract is issued prior to the owner's 70th birthday. Assume an additional purchase payment of $15,000 is made two years later. Also, assume that a withdrawal of $25,000 is made in the 4th contract year, and that the contract value just prior to the withdrawal is $155,000. Assume that the contract value on the Death Benefit Date is $130,000, and the Death Benefit Date is prior to the owner's 81st birthday.

The Plus 70/50 Optional Death Benefit is determined as follows:

     (1) Contract value on Death Benefit Date
         less Total Adjusted Purchase Payments*            $33,548

     (2) 70% of Total Adjusted Purchase Payments*          $67,516

     (3) Lesser of (1) or (2)                              $33,548

     (4) 70% of (3)                                        $23,484

Thus, the Plus 70/50 Optional Death Benefit is             $23,484

*Total Adjusted Purchase Payments is calculated as follows:

(Purchase payments prior to the withdrawal) multiplied by (contract value after withdrawal) divided by (contract value before withdrawal)

equals $115,000 x $130,000/$155,000 = $96,452



                               Detach and mail to:

                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                           2000 WADE HAMPTON BOULEVARD
                            GREENVILLE, SC 29615-1064

     Please send me, at no charge, the Statement of Additional Information dated ___________________, 2003 for the Annuity Contract issued by BMA.


               (Please print or type and fill in all information)



     -------------------------------------------------------------------------

     Name



     -------------------------------------------------------------------------
     Address


     ----------------------------------------- -------------------------------
     City                                      State                 Zip Code





                   Business Men's Assurance Company of America
                     P.O. Box 419458 / Kansas City, MO 64141

                                     PART B


                       STATEMENT OF ADDITIONAL INFORMATION

                           INDIVIDUAL FLEXIBLE PAYMENT
                           VARIABLE ANNUITY CONTRACTS

                                    ISSUED BY

                         BMA VARIABLE ANNUITY ACCOUNT A

                                       AND

                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

                              --------------------

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE COMPANY AT: (800) 423-9398, 2000 Wade Hampton Boulevard, Greenville, South Carolina 29615-1064.

THIS STATEMENT OF ADDITIONAL INFORMATION AND THE PROSPECTUS ARE DATED ______________, 2003.




                                TABLE OF CONTENTS

COMPANY........................................................

EXPERTS........................................................

LEGAL OPINIONS...................................................

DISTRIBUTOR......................................................

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE................

CALCULATION OF PERFORMANCE DATA..................................

FEDERAL TAX STATUS..............................................

ANNUITY PROVISIONS..............................................

MORTALITY AND EXPENSE GUARANTEE.................................

FINANCIAL STATEMENTS............................................


                                     COMPANY

     Business Men's Assurance Company of America ("BMA" or "us," "ours," "we"), P.O. Box 419458, Kansas City, Missouri 64141-6458 was incorporated on July 1, 1909 under the laws of the state of Missouri. BMA is licensed to do business in the District of Columbia, Puerto Rico and all states except New York. BMA is a wholly owned subsidiary of Liberty Life Insurance Company, which is an insurance company domiciled in the state of South Carolina.

                                     EXPERTS

     The financial statements of the BMA Variable Annuity Account A as of and for the year ended December 31, 2002 and the Consolidated Financial Statements of Business Men's Assurance Company of America as of and for the three years then ended have been audited by PricewaterhouseCoopers LLP, 1055 Broadway, 10th Floor, Kansas City, MO 64105, independent accountants, as set forth in their reports, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.




                                 LEGAL OPINIONS

     Blazzard,  Grodd  &  Hasenauer,   P.C.,  Westport,   Connecticut  and  Fort
Lauderdale, Florida has provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts.

                                   DISTRIBUTOR

     Jones & Babson, Inc., acts as the distributor. The offering is on a continuous basis.

                REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

The amount of the Withdrawal Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the Withdrawal Charge will be determined by the Company after examination of all the relevant factors such as:

         1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

         2. The total amount of purchase payments to be received will be considered. Per Contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

         3. Any prior or existing relationship with the Company will be considered. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

         4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the Withdrawal Charge.

The Withdrawal Charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the Withdrawal Charge be permitted where the reduction or elimination of the Withdrawal Charge will be unfairly discriminatory to any person.

                         CALCULATION OF PERFORMANCE DATA

Total Return

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such advertisement will include average annual total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the coverage charge, the expenses for the underlying investment portfolio being advertised and any applicable contract maintenance charges and withdrawal charges.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable contract maintenance charges and any applicable withdrawal charges to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described.

The formula used in these calculations is:

                                           n
                                P ( 1 + T)     =    ERV


Where:

          P = a hypothetical initial payment of $1,000

          T = average annual total return

          n = number of years

        ERV= ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any withdrawal charge and contract maintenance charge. The deduction of any withdrawal charge and contract maintenance charge would reduce any percentage increase or make greater any percentage decrease.

You should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what your total return may be in any future period.

Yield

THE MONEY MARKET PORTFOLIO. The Company may advertise yield and effective information for the Money Market Portfolio. Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the subaccount refers to the income generated by an investment in the subaccount over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the subaccount is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment.

The Money Market Portfolio's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one accumulation unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such accumulation unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Portfolio, and the deduction of the coverage charge and contract maintenance charge. The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested.

(Effective yield = [(Base Period Return + 1)365/7]-1.)

The Company does not currently advertise any yield information for the Money Market Portfolio.

OTHER PORTFOLIOS. The Company may also quote current yield in sales literature, advertisements and Owner communications for the other Portfolios. Each Portfolio (other than the Money Market Portfolio) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for the coverage charge and the contract maintenance charge) by the accumulation unit value on the last day of the period, according to the following formula:

                                          6
              Yield  =  2  [[(a-b)  +  1]     -  1]
                                   ----
                                   cd
Where:

          a = net investment income earned during the period by the Portfolio attributable to shares owned by the subaccount.

          b = expenses accrued for the period (net of reimbursements).

          c = the average daily number of accumulation units outstanding during the period.

          d = the maximum offering price per accumulation unit on the last day of the period.


The above formula will be used in calculating quotations of yield, based on specified 30-day periods identified in the advertisement or communication. Yield calculations assume no withdrawal charge. The Company does not currently advertise any yield information for any Portfolio Performance Information.

SECTION I - PERFORMANCE INFORMATION OF SEPARATE ACCOUNT

The following total return information reflects performance for the accumulation units of the Separate Account investing in the underlying Portfolios for the periods shown. Charts 1A-B reflect the deduction of the coverage charge, contract maintenance charge, withdrawal charge and the operating expenses of the Portfolio. Charts 2A-B reflect the deduction of the coverage charge and the operating expenses of the Portfolio. The inception dates shown below reflect the dates the Separate Account first invested in the Portfolio. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

Chart 1A (2.00% coverage charge, contract maintenance charge, withdrawal charges and portfolio expenses)
Returns for the periods ended 12/31/2002


                                                                     Sub-Account
                                                             Inception                             Since
                                                                Date      1 Year    5 Years       Inception

IMSF Intermediate Fixed Income                               11/24/97       -1.20%       3.71%       3.75%
IMSF Mid Cap Equity                                          11/24/97      -21.84%      -2.70%       1.18%
IMSF Money Market                                            11/24/97       -7.09%       1.58%       1.96%
IMSF Global Fixed Income                                     11/24/97       -1.67%       3.19%       3.34%
IMSF Small Cap Equity                                        11/24/97      -32.94%      -6.41%      -5.82%
IMSF Large Cap Growth                                        11/24/97      -36.58%      -8.89%      -6.19%
IMSF Large Cap Value                                         11/24/97      -19.98%      -5.61%      -3.43%
IMSF Growth & Income                                         11/24/97      -26.54%      -2.36%      -0.41%
IMSF Balanced                                                11/24/97      -21.81%      -4.03%      -3.88%
Dreyfus Stock Index Fund                                     12/31/98      -30.55%        N/A      -13.34%
Dreyfus VIF Disciplined Stock Portfolio                      12/31/98      -30.80%        N/A      -13.48%
INVESCO VIF-High Yield Fund                                  12/31/98       -9.81%        N/A      -23.32%
INVESCO VIF-Core Equity Fund                                 12/31/98      -27.35%        N/A      -15.86%
Lazard Retirement Small Cap Portfolio(1)                     12/31/98      -25.94%        N/A        1.30%
American Century VP Income & Growth                          12/31/98      -27.61%        N/A      -10.87%
American Century VP Value                                    12/31/98      -20.96%        N/A       -2.01%
Fidelity Overseas                                            06/30/00      -28.68%        N/A      -55.37%
Fidelity Growth                                              06/30/00      -38.37%        N/A      -61.67%
Fidelity Contrafund                                          06/30/00      -17.99%        N/A      -30.97%
Alger Growth Portfolio                                       06/30/00      -41.02%        N/A      -34.14%
Alger MidCap Growth Portfolio                                06/30/00      -37.62%        N/A      -25.05%
Alger Leveraged AllCap Portfolio                             06/30/00      -41.92%        N/A      -36.38%





Statement of Additional Information
Chart 1B (1.75% coverage charge, contract maintenance charge, withdrawal charges and portfolio expenses)

                                                                     Sub-Account
Returns for the periods ended 12/31/2002                         Inception                                  Since
                                                                   Date       1 Year          5 Years      Inception


IMSF Intermediate Fixed Income                                     11/24/97       -0.93%       3.97%       4.01%
IMSF Mid Cap Equity                                                11/24/97      -21.62%      -2.45%       1.44%
IMSF Money Market                                                  11/24/97       -6.84%       1.84%       2.22%
IMSF Global Fixed Income                                           11/24/97       -1.41%       3.45%       3.60%
IMSF Small Cap Equity                                              11/24/97      -32.76%      -6.18%      -5.58%
IMSF Large Cap Growth                                              11/24/97      -36.40%      -8.66%      -5.95%
IMSF Large Cap Value                                               11/24/97      -19.76%      -5.37%      -3.19%
IMSF Growth & Income                                               11/24/97      -26.34%      -2.12%      -0.16%
IMSF Balanced                                                      11/24/97      -21.59%      -3.79%      -3.64%
Dreyfus Stock Index Fund                                           12/31/98      -30.36%        N/A      -13.11%
Dreyfus VIF Disciplined Stock Portfolio                            12/31/98      -30.61%        N/A      -13.24%
INVESCO VIF-High Yield Fund                                        12/31/98       -9.57%        N/A      -23.10%
INVESCO VIF-Core Equity Fund                                       12/31/98      -27.15%        N/A      -15.62%
Lazard Retirement Small Cap Portfolio(1)                           12/31/98      -25.74%        N/A        1.56%
American Century VP Income & Growth                                12/31/98      -27.41%        N/A      -10.63%
American Century VP Value                                          12/31/98      -20.74%        N/A       -1.75%
Fidelity Overseas                                                  06/30/00      -28.48%        N/A      -55.21%
Fidelity Growth                                                    06/30/00      -38.20%        N/A      -61.50%
Fidelity Contrafund                                                06/30/00      -17.76%        N/A      -30.77%
Alger Growth Portfolio                                             06/30/00      -40.85%        N/A      -33.94%
Alger MidCap Growth Portfolio                                      06/30/00      -37.45%        N/A      -24.84%
Alger Leveraged AllCap Portfolio                                   06/30/00      -41.76%        N/A      -36.19%




Statement of Additional Information
Chart 2A (2.00% coverage charge and portfolio expenses)

                                                           Sub-Account
Returns for the periods ended of 12/31/2002                 Inception                         Since
                                                               Date   1 Year   5 Years      Inception



IMSF Intermediate Fixed Income                           11/24/97       5.32%   3.97%            4.01%
IMSF Mid Cap Equity                                      11/24/97     -15.22%  -2.42%            1.41%
IMSF Money Market                                        11/24/97      -0.54%   1.85%            2.22%
IMSF Global Fixed Income                                 11/24/97       4.85%   3.46%            3.60%
IMSF Small Cap Equity                                    11/24/97     -26.28%  -6.14%           -5.55%
IMSF Large Cap Growth                                    11/24/97     -29.90%  -8.60%           -5.93%
IMSF Large Cap Value                                     11/24/97     -13.37%  -5.29%           -3.15%
IMSF Growth & Income                                     11/24/97     -19.91%  -2.11%           -0.18%
IMSF Balanced                                            11/24/97     -15.19%  -3.74%           -3.60%
Dreyfus Stock Index Fund                                 12/31/98     -23.90%     N/A          -11.26%
Dreyfus VIF Disciplined Stock Portfolio                  12/31/98     -24.14%     N/A          -11.39%
INVESCO VIF-High Yield Fund                              12/31/98      -3.25%     N/A          -20.20%
INVESCO VIF-Core Equity Fund                             12/31/98     -20.71%     N/A          -13.57%
Lazard Retirement Small Cap Portfolio(1)                 12/31/98     -19.31%     N/A            2.58%
American Century VP Income & Growth                      12/31/98     -20.97%     N/A           -8.95%
American Century VP Value                                12/31/98     -14.35%     N/A           -0.57%
Fidelity Overseas                                        06/30/00     -22.04%     N/A          -47.72%
Fidelity Growth                                          06/30/00     -31.68%     N/A          -52.54%
Fidelity Contrafund                                      06/30/00     -11.39%     N/A          -26.72%
Alger Growth Portfolio                                   06/30/00     -34.32%     N/A          -29.70%
Alger MidCap Growth Portfolio                            06/30/00     -30.94%     N/A          -21.38%
Alger Leveraged AllCap Portfolio                         06/30/00     -35.22%     N/A          -31.72%




Statement of Additional Information
Chart 2B (1.75% coverage charge and portfolio expenses)

                                                                     Sub-Account
Returns for the periods ended 12/31/2002                         Inception                                       Since
                                                                    Date        1 Year           5 Years      Inception


IMSF Intermediate Fixed Income                                11/24/97            5.59%            4.23%            4.27%
IMSF Mid Cap Equity                                           11/24/97          -15.01%           -2.18%            1.67%
IMSF Money Market                                             11/24/97           -0.29%            2.11%            2.48%
IMSF Global Fixed Income                                      11/24/97            5.11%            3.72%            3.86%
IMSF Small Cap Equity                                         11/24/97          -26.09%           -5.90%           -5.31%
IMSF Large Cap Growth                                         11/24/97          -29.72%           -8.37%           -5.69%
IMSF Large Cap Value                                          11/24/97          -13.15%           -5.06%           -2.90%
IMSF Growth & Income                                          11/24/97          -19.71%           -1.86%            0.07%
IMSF Balanced                                                 11/24/97          -14.98%           -3.50%           -3.36%
Dreyfus Stock Index Fund                                      12/31/98          -23.71%             N/A           -11.04%
Dreyfus VIF Disciplined Stock Portfolio                       12/31/98          -23.95%             N/A           -11.17%
INVESCO VIF-High Yield Fund                                   12/31/98           -3.01%             N/A           -20.00%
INVESCO VIF-Core Equity Fund                                  12/31/98          -20.51%             N/A           -13.35%
Lazard Retirement Small Cap Portfolio(1)                      12/31/98          -19.11%             N/A             2.83%
American Century VP Income & Growth                           12/31/98          -20.77%             N/A            -8.72%
American Century VP Value                                     12/31/98          -14.14%             N/A            -0.32%
Fidelity Overseas                                             06/30/00          -21.84%             N/A           -47.59%
Fidelity Growth                                               06/30/00          -31.51%             N/A           -52.42%
Fidelity Contrafund                                           06/30/00          -11.17%             N/A           -26.54%
Alger Growth Portfolio                                        06/30/00          -34.15%             N/A           -29.52%
Alger MidCap Growth Portfolio                                 06/30/00          -30.76%             N/A           -21.18%
Alger Leveraged AllCap Portfolio                              06/30/00          -35.06%             N/A           -31.55%





(1) Performance information shown above reflects the Rule 12b-1 fee which has been in effect since the Portfolio's inception.

SECTION II - HISTORICAL PERFORMANCE OF CERTAIN PORTFOLIOS

Certain Portfolios have been in existence for some time and consequently have investment performance history. In order to demonstrate how the historical investment experience of certain Portfolios affects accumulation unit values, we have developed the following performance information. The information is based upon the historical experience of the Portfolios and is for the periods shown. Charts 3A-B reflect the deduction of the coverage charge and the operating expenses of the Portfolio. Charts 4A-B reflect the deduction of the coverage charge, contract maintenance charge, withdrawal charge and the operating expenses of the Portfolio. The inception dates shown below are the dates the underlying Portfolios commenced investment operations. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

Statement of Additional Information
Chart 3A (2.00% coverage charge and portfolio expenses)

                                                                       Portfolio
Returns for the periods ended 12/31/2002                       Inception                                       10 Years or
                                                                Date           1 Year            5 Years     Since Inception

Dreyfus Stock Index Fund                                    09/27/89           -23.90%            -2.85%             6.76%
Dreyfus VIF Disciplined Stock Portfolio                     04/29/96           -24.14%            -3.70%             3.43%
INVESCO VIF-High Yield Fund                                 05/24/94            -3.25%            -5.76%             1.53%
INVESCO VIF-Core Equity Fund                                08/08/94           -20.71%            -1.55%             7.06%
Lazard Retirement Small Cap Portfolio(1)                    11/02/97           -19.31%             1.71%             1.30%
American Century VP Income & Growth                         10/30/97           -20.97%            -2.20%            -0.75%
American Century VP Value                                   04/29/96           -14.35%             1.83%             6.26%
Fidelity Overseas(2)                                        01/28/87           -22.04%            -5.98%             2.55%
Fidelity Growth(2)                                          10/09/86           -31.68%            -2.52%             6.18%
Fidelity Contrafund(2)                                      01/03/95           -11.39%             1.48%             9.91%
Alger Growth Portfolio                                      01/09/89           -34.32%            -2.03%             7.03%
Alger MidCap Growth Portfolio                               05/03/93           -30.94%             2.25%            10.32%
Alger Leveraged AllCap Portfolio                            01/25/95           -35.22%             1.22%            11.31%
Janus Aspen Series - International Fund                     05/02/94           -27.05%            -1.47%             5.94%



Statement of Additional Information
Chart 3B (1.75% coverage charge and portfolio expenses)

                                                                       Portfolio
Returns for the periods ended 12/31/2002                      Inception                               10 Years or
                                                                Date         1 Year      5 Years     Since Inception


Dreyfus Stock Index Fund                                     09/27/89        -23.71%       -2.61%       7.03%
Dreyfus VIF Disciplined Stock Portfolio                      04/29/96        -23.95%       -3.45%       3.69%
INVESCO VIF-High Yield Fund                                  05/24/94         -3.01%       -5.53%       1.78%
INVESCO VIF-Core Equity Fund                                 08/08/94        -20.51%       -1.30%       7.33%
Lazard Retirement Small Cap Portfolio(1)                     11/02/97        -19.11%        1.96%       1.56%
American Century VP Income & Growth                          10/30/97        -20.77%       -1.95%      -0.51%
American Century VP Value                                    04/29/96        -14.14%        2.09%       6.53%
Fidelity Overseas(2)                                         01/28/87        -21.84%       -5.74%       2.81%
Fidelity Growth(2)                                           10/09/86        -31.51%       -2.28%       6.45%
Fidelity Contrafund(2)                                       01/03/95        -11.17%        1.73%      10.18%
Alger Growth Portfolio                                       01/09/89        -34.15%       -1.78%       7.30%
Alger MidCap Growth Portfolio                                05/03/93        -30.76%        2.51%      10.60%
Alger Leveraged AllCap Portfolio                             01/25/95        -35.06%        1.47%      11.59%
Janus Aspen Series - International Fund                      05/02/94        -26.87%       -1.22%       6.21%



Statement of Additional Information
Chart 4A (2.00% coverage charge, contract maintenance charge, withdrawal charges and portfolio expenses)

                                                                       Portfolio
Returns for the periods ended 12/31/2002                     Inception                              10 Years or
                                                                Date         1 Year      5 Years    Since Inception



Dreyfus Stock Index Fund                                       09/27/89     -30.52%      -3.03%        6.69%
Dreyfus VIF Disciplined Stock Portfolio                        04/29/96     -30.77%      -3.87%        3.30%
INVESCO VIF-High Yield Fund                                    05/24/94      -9.77%      -6.01%        1.35%
INVESCO VIF-Core Equity Fund                                   08/08/94     -27.32%      -1.72%        6.95%
Lazard Retirement Small Cap Portfolio(1)                       11/02/97     -25.91%       1.55%        1.12%
American Century VP Income & Growth                            10/30/97     -27.57%      -2.37%       -0.95%
American Century VP Value                                      04/29/96     -20.92%       1.67%        6.13%
Fidelity Overseas(2)                                           01/28/87     -28.65%      -6.18%        2.44%
Fidelity Growth(2)                                             10/09/86     -38.34%      -2.67%        6.13%
Fidelity Contrafund(2)                                         01/03/95     -17.95%       1.31%        9.82%
Alger Growth Portfolio                                         01/09/89     -40.99%      -2.17%        6.97%
Alger MidCap Growth Portfolio                                  05/03/93     -37.59%       2.13%       10.26%
Alger Leveraged AllCap Portfolio                               01/25/95     -41.90%       1.09%       11.25%
Janus Aspen Series - International Fund                        05/02/94     -33.69%      -1.63%        5.84%





Statement of Additional Information

Chart 4B (1.75% coverage charge, contract maintenance charge, withdrawal charges and portfolio expenses)

                                                                       Portfolio
Returns for the periods ended 12/31/2002                      Inception                             10 Years or
                                                                Date         1 Year      5 Years     Inception


Dreyfus Stock Index Fund                                     09/27/89     -30.33%      -2.78%        6.96%
Dreyfus VIF Disciplined Stock Portfolio                      04/29/96     -30.57%      -3.63%        3.56%
INVESCO VIF-High Yield Fund                                  05/24/94      -9.53%      -5.77%        1.60%
INVESCO VIF-Core Equity Fund                                 08/08/94     -27.12%      -1.47%        7.22%
Lazard Retirement Small Cap Portfolio(1)                     11/02/97     -25.71%       1.81%        1.38%
American Century VP Income & Growth                          10/30/97     -27.37%      -2.12%       -0.70%
American Century VP Value                                    04/29/96     -20.71%       1.93%        6.40%
Fidelity Overseas(2)                                         01/28/87     -28.45%      -5.94%        2.70%
Fidelity Growth(2)                                           10/09/86     -38.17%      -2.43%        6.39%
Fidelity Contrafund(2)                                       01/03/95     -17.73%       1.57%       10.09%
Alger Growth Portfolio                                       01/09/89     -40.82%      -1.93%        7.24%
Alger MidCap Growth Portfolio                                05/03/93     -37.42%       2.38%       10.54%
Alger Leveraged AllCap Portfolio                             01/25/95     -41.73%       1.35%       11.53%
Janus Aspen Series - International Fund                      05/02/94     -33.51%      -1.38%        6.11%




(1) Performance information shown above reflects the Rule 12b-1 fee which has been in effect since the Portfolio's inception.

(2) Service Class 2 shares include an asset-based distribution fee (12b-1 fee). Initial offering of Service Class 2 shares took place on January 12, 2000, at which time a 0.25% fee was imposed. Returns prior to that date do not include the effect of the Service Class 2 0.25% 12b-1 fee, and returns listed would have been lower for each portfolio if the Service Class fee structure had been in place and reflected in the performance.


Historical Unit Values

The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.

In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

Reporting Agencies

The Company may also distribute sales literature which compares the performance of the accumulation unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger. Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

                               FEDERAL TAX STATUS

General

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. If after the annuity date, annuity payments cease because of the death of the annuitant, any unrecovered investment in the contract shall be allowed as a deduction to the annuitant for his last taxable year. Unrecovered investment in the contract is the investment in the contract on the annuity date reduced by amounts received after the annuity date which were excludable from taxable income. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions. The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all investment portfolios underlying the Contracts will be managed in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

Owner Control

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account. Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

Partial 1035 Exchanges


Section 1035 of the Code provides that a non-qualified annuity contract may be exchanged in a tax-free transaction for another annuity contract. The Internal Revenue Service (the "Service") has recently issued a ruling in which it was held that the direct transfer of a portion of an annuity contract used to purchase another annuity contract qualifies as a non-taxable exchange under
Section 1035. The principal and earnings immediately before the exchange is allocated ratably between the two contracts based on the percentage of cash value retained in the original contract and the percentage of cash value transferred to the new contract.

The Service has indicated that it is concerned that partial exchanges could be used to avoid taxes which would otherwise be imposed on withdrawals under
Section 72 of the Code and is considering issuing regulations regarding transactions entered into for tax avoidance purposes. Pending the issuance of regulations, the Service has stated that it will consider all facts and circumstances to determine if a partial withdrawal or full surrender made within 24 months of the date of a partial exchange should be treated as a single transaction in determining the tax treatment of the distribution. If treated as a single transaction, the contracts involved in the partial exchange would be aggregated and treated as one contract for purposes of determining the amount to be included in taxable income and the applicability of the 10% penalty on premature distributions. However, if the contract owner can demonstrate the occurrence of a life event such as divorce, loss of employment, death or disability between the time of the partial exchange and the withdrawal or surrender and that the withdrawal or surrender was not contemplated at the time of the partial exchange, then the partial exchange will not be treated as having been entered into for tax avoidance purposes.

Due to the uncertainty in this area, contract owners should consult their own tax advisers prior to making a withdrawal or a surrender within 24 months from the date of a partial exchange.



Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Tax Treatment of Assignments

Any transfer, assignment or pledge of a Contract may be a taxable event. You should therefore consult competent tax advisers should you wish to transfer, assign or pledge your Contract.

If a Contract is issued for use under a Qualified Plan, it may not be assigned, pledged or otherwise transferred except as allowed under applicable law.

Gifting a Contract

If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to divorce, and receive payment less than the Contract's value, you will be liable for the tax on the Contract's value above your purchase payments not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

Certain death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the Internal Revenue Service could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under age 59 1/2.

Certain death benefits for use with a Qualified Contract, may be considered by the Internal Revenue Service as "incidental death benefits." The Code imposes limits on the amount of incidental death benefits allowable for Qualified Contracts, and if the death benefits selected by you are considered to exceed such limits, the provision of such benefits could result in currently taxable income to the owners of the Qualified Contracts. Furthermore, the Code provides that the assets of an IRA (including Roth IRAs) may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of purchase payments or account value. The contract offers death benefits which may exceed the greater of purchase payments or account (contract) value. If these death benefits are determined by the Internal Revenue Service as providing life insurance, the contract may not qualify as an IRA (including Roth IRAs) which may result in the immediate taxation of amounts held in the contract and the imposition of penalty taxes. You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

Income Tax Withholding

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate. Taxable distributions made to nonresident aliens will generally be subject to a 30% withholding rate unless a lower tax treaty rate applies to such person.

Certain distributions from retirement plans qualified under Section 401, Section 403(b) or from a Code Section 457 governmental plan, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

When all or part of an annuity contract or a death benefit under the contract is transferred or paid to an individual two or more generations younger than the owner, a generation-skipping transfer tax may be owed. Under certain circumstances, Federal tax law may require the company to withhold the tax from the contract and pay it directly to the Internal Revenue Service.

Tax Treatment of Withdrawals - Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception is used.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

Withdrawals - Investment  Adviser Fees

The Internal Revenue Service has, through a series of Private Letter Rulings, held that the payment of investment adviser fees from an IRA or Tax-Sheltered Annuity is permissible under certain circumstances and will not be considered a distribution for income tax purposes. The Rulings require that in order to receive this favorable tax treatment, the annuity contract must, under a written agreement, be solely liable (not jointly with the Contract owner) for payment of the adviser's fee and the fee must actually be paid from the annuity Contract to the adviser. Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract.

Delayed Annuity Payments

Although there is no guidance in the federal tax law as to when annuity payments must commence under a non-qualified contract, the Internal Revenue Service could take the position that if annuity payments do not begin or are not scheduled to begin until an advanced age, such as after age 85, then the contract should not be treated as an annuity contract for federal tax purposes. If such was to occur, then the income under the contract could become currently taxable to the Owner.

Qualified Plans

The Contracts offered herein may also be used as Qualified Contracts. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that make it an important investment for a qualified plan. The following discussion of Qualified Contracts is not exhaustive and is for general informational purposes only. The tax rules regarding Qualified Contracts are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Qualified Contract.

Qualified Contracts include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Qualified Contracts are not transferable except upon surrender or annuitization.
On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. Qualified Contracts will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions.(See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

   ROTH IRAS

Section 408(A) of the Code provides that certain individuals may purchase a type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are not deductible from taxable income.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year period beginning with tax year 1998.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includable in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations" below.) Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

     In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under 403(b)(Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includable in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions made on account of an IRS levy upon the Qualified Contract; (h) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (j) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code.) The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

     With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Required Distributions

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. There are no required distributions from a Roth IRA prior to the death of the owner.

The Internal Revenue Service has issued new regulations regarding required minimum distributions from qualified plans. These new rules generally became effective January 1, 2002. One of these new regulations, which is not currently in effect, requires that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as a stepped-up death benefit or an additional death benefit. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. We are currently awaiting further clarification from the IRS on this regulation, including how the value of such benefits is determined and when the regulation will become effective. You should discuss the affect of these new regulations with your tax advisor. If you are required to take distributions from your qualified plan, you should consult with your qualified plan sponsor and tax adviser to determine that your distributions comply with these rules.

TAX-SHELTERED ANNUITIES - WITHDRAWAL LIMITATIONS. The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59 1/2; (2) has a severance from employment; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value which represents contributions made by the Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect transfers between Tax-Sheltered Annuity Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                               ANNUITY PROVISIONS

Fixed Annuity

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The dollar amount of each fixed annuity will be determined in accordance with annuity tables contained in the contract.

Variable Annuity

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio(s) of the Separate Account.

Annuity Unit Value

On the Annuity Date a fixed number of Annuity units will be purchased as follows:

For each Subaccount the fixed number of Annuity units is equal to the Adjusted Contract Value for all Subaccounts, divided first by $1000, then multiplied by the appropriate Annuity Payment amount from the Annuity Table contained in the Contract for each $1000 of value for the Annuity Option selected, and then divided by the Annuity unit value for that Subaccount on the Annuity Date. After that, the number of Annuity units in each Subaccount remains unchanged unless you elect to transfer between Subaccounts. All calculations will appropriately reflect the Annuity Payment frequency selected.

On each Annuity Payment date, the total Variable Annuity Payment is the sum of the Annuity Payments for each Subaccount. The Variable Annuity Payment in each Subaccount is determined by multiplying the number of Annuity units then allocated to such Subaccount by the Annuity unit value for that Subaccount. On each subsequent business day, the value of an Annuity unit is determined in the following way:

First: The Net Investment Factor is determined as described in the Prospectus under "Accumulation Units".

Second:  The value of an Annuity unit for a business day is equal to:

          a. the value of the Annuity unit for the immediately preceding business day;

          b. multiplied by the Net Investment Factor for current business day;

          c. divided by the Assumed Net Investment Factor (see below) for the business day.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the particular business day. The Assumed Investment Return that we will use is 3 1/2%. However, we may agree with you to use a different value.

BMA may elect to determine the amount of each annuity payment up to 10 business days prior to the elected payment date. The value of your contract less any applicable premium tax is applied to the applicable annuity table to determine the initial annuity payment.

                         MORTALITY AND EXPENSE GUARANTEE

We guarantee that the dollar amount of each Annuity Payment after the first will not be affected by variations in mortality or expense experience.


                              FINANCIAL STATEMENTS

The audited balance sheet of BMA Variable Annuity Account A as of December 31, 2002 and the related statements of operations and changes in net assets for the years ended December 31, 2002 and 2001, and the report of PricewaterhouseCoopers LLP, independent accountants with respect thereto, follow.

The audited consolidated financial statements of the Company as of December 31, 2002, 2001 and 2000, and for each of the years in the three year period ended December 31, 2002, which are also included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

                          BMA Variable Life Account A

                       Financial Statements with Report
                          of Independent Accountants

                 Years Ended December 31, 2002, 2001 and 2000

                          BMA VARIABLE LIFE ACCOUNT A

                             FINANCIAL STATEMENTS

                 Years ended December 31, 2002, 2001 and 2000

                                   CONTENTS

            Report of Independent Accountants.................  F-1
            Audited Financial Statements
            Statement of Net Assets...........................  F-2
            Statements of Operations and Changes in Net Assets  F-4
            Notes to Financial Statements..................... F-28

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Contract Owners of
BMA Variable Life Account A
    and
The Board of Directors of
Business Men's Assurance Company of America:

   In our opinion, the accompanying statement of net assets and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of each of the subaccounts constituting the BMA Variable Life Account A (the Account) at December 31, 2002, and the results of their operations and their changes in net assets for each of the three years in the period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                          /s/  PRICEWATERHOUSECOOPERS LLP

Kansas City, Missouri
February 28, 2003

                          BMA VARIABLE LIFE ACCOUNT A

                            STATEMENT OF NET ASSETS

                               December 31, 2002

                                                       Number of Share           Balance Sheet
                                                        Shares   Value    Cost      Amount
                                                       --------- ------ -------- -------------
Assets
Investments (Note 1):
   Investors Mark Series Fund, Inc.:
      Balanced........................................   14,981  $ 7.87 $126,308  $  117,898
      Growth and Income...............................   45,040   10.14  534,643     456,701
      Large Cap Value.................................   10,676    8.56  104,133      91,389
      Small Cap Equity................................   25,633    6.40  222,905     164,049
      Large Cap Growth................................   28,800    8.06  400,813     232,126
      Intermediate Fixed Income.......................   20,862   10.27  210,556     214,252
      Mid Cap Equity..................................   18,878   10.12  217,058     191,050
      Money Market....................................  621,269    1.00  621,269     621,269
      Global Fixed Income.............................    2,846    9.51   26,716      27,061
   Berger Institutional Products Trust (Berger IPT):
      Growth Fund.....................................      221    6.24    3,609       1,379
      Large Cap Growth Fund...........................    2,325   11.15   60,954      25,923
      Small Company Growth Fund.......................    1,880    7.22   30,584      13,576
      International Fund..............................   45,799    7.25  521,158     332,044
   Conseco Series Trust:
      Balanced Portfolio..............................      701   10.25   10,093       7,183
      Equity Portfolio................................    1,672   14.92   36,804      24,944
      Fixed Income Portfolio..........................      163    9.66    1,595       1,572
   The Alger American Fund:
      Growth Portfolio................................   10,761   24.63  450,782     265,043
      American Leveraged AllCap Portfolio.............   11,438   20.85  362,099     238,486
      American Mid Cap Growth Portfolio...............   25,850   12.45  461,452     321,828
      Small Capitalization Portfolio..................      442   12.21   12,616       5,394
   American Century Variable Portfolios, Inc.:
      VP Income and Growth Fund.......................   97,207    5.16  627,209     501,587
      VP International Fund...........................    3,272    5.21   35,794      17,045
      VP Value Fund...................................   40,078    6.12  264,591     245,276
   Dreyfus Socially Responsible Growth Fund, Inc......      628   18.90   21,791      11,867
   Dreyfus Stock Index Fund...........................   20,062   22.47  632,676     450,794
   Dreyfus Variable Investment Fund:
      Disciplined Stock Portfolio.....................    5,500   16.04  109,659      88,222
   Federated Insurance Series:
      International Equity Fund II....................      266    8.79    4,829       2,338
      Utility Fund II.................................       33    7.52      424         250
   INVESCO Variable Investment Funds:
      VIF--High Yield Fund............................    6,370    6.73   48,583      42,869
      VIF--Core Equity Fund...........................    4,690   14.77   79,675      69,271
   Lazard Retirement Series, Inc.:
      Retirement Small Cap Portfolio..................   34,648   10.72  401,074     371,424
   Neuberger & Berman Advisors Management Trust:
      Limited Maturity Bond Portfolio.................       57   13.50      729         767
      Partners Portfolio..............................      134   11.40    2,169       1,523
   Strong Opportunity Fund II.........................    1,250   13.87   27,540      17,337
   Strong Variable Insurance Funds, Inc.:
      Mid Cap Growth Fund II..........................    2,786   10.23   80,668      28,500
   Van Eck Worldwide Insurance Trust:
      Worldwide Emerging Markets Fund.................      227    7.89    2,581       1,788
      Worldwide Hard Assets Fund......................      520   10.30    5,963       5,352
      Worldwide Real Estate Fund......................       14   10.07      136         137
   Variable Insurance Products Fund (VIP):
      Fidelity VIP Overseas Portfolio.................    7,492   10.90  106,682      81,667
      Fidelity VIP Growth Portfolio...................    4,075   23.21  124,791      94,572
   Variable Insurance Products Fund II (VIP II):
      Fidelity VIP II Contrafund Portfolio............    6,911   17.95  133,338     124,053
                                                                                  ----------
Total investments.....................................                             5,509,806
Receivable from BMA...................................                                 1,271
                                                                                  ----------
Total assets..........................................                             5,511,077
Liability payable to BMA..............................                                    20
                                                                                  ----------
Net assets............................................                            $5,511,057
                                                                                  ==========

                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                               December 31, 2002

                                                              Number   Unit
                                                             of Units  Value     Amount
                                                             -------- -------- ----------
Net assets are represented by
   Accumulation units:
      Investors Mark Series Fund, Inc.:
         Balanced...........................................  11,496  $10.2557 $  117,903
         Growth and Income..................................  42,915   10.6414    456,717
         Large Cap Value....................................   9,567    9.5527     91,393
         Small Cap Equity...................................  14,253   11.5102    164,065
         Large Cap Growth...................................  32,695    7.0998    232,139
         Intermediate Fixed Income..........................  16,791   12.7599    214,252
         Mid Cap Equity.....................................  16,421   11.6345    191,058
         Money Market.......................................  53,082   11.6951    621,269
         Global Fixed Income................................   2,213   12.2270     27,061
      Berger Institutional Products Trust (Berger IPT):
         Growth Fund........................................     255    5.4036      1,379
         Large Cap Growth Fund..............................   3,316    7.8164     25,923
         Small Company Growth Fund..........................   1,978    6.8637     13,576
         International Fund.................................  43,551    7.6243    332,083
      Conseco Series Trust:
         Balanced Portfolio.................................     599   12.0782      7,183
         Equity Portfolio...................................   1,872   13.3236     24,944
         Fixed Income Portfolio.............................     126   12.5201      1,572
      The Alger American Fund:
         Growth Portfolio...................................  35,092    7.5529    265,061
         American Leveraged AllCap Portfolio................  27,537    8.6605    238,477
         American Mid Cap Growth Portfolio..................  30,158   10.6713    322,342
         Small Capitalization Portfolio.....................     881    6.1218      5,394
      American Century Variable Portfolios, Inc.:
         VP Income and Growth Fund..........................  60,713    8.2616    501,650
         VP International Fund..............................   2,102    8.1101     17,043
         VP Value Fund......................................  21,335   11.4967    245,521
      Dreyfus Socially Responsible Growth Fund, Inc.........   1,727    6.8702     11,867
      Dreyfus Stock Index Fund..............................  57,127    7.8911    450,851
      Dreyfus Variable Investment Fund:
         Disciplined Stock Portfolio........................  11,389    7.7464     88,238
      Federated Insurance Series:
         International Equity Fund II.......................     278      8.42      2,338
         Utility Fund II....................................      40    6.2941        250
      INVESCO Variable Investment Funds:
         VIF--High Yield Fund...............................   5,337    8.0325     42,869
         VIF--Core Equity Fund..............................   7,559    9.1649     69,285
      Lazard Retirement Series, Inc.:
         Retirement Small Cap Portfolio.....................  29,379   12.6423    371,434
      Neuberger & Berman Advisors Management Trust:
         Limited Maturity Bond Portfolio....................      62   12.4351        767
         Partners Portfolio.................................     187    8.1598      1,523
      Strong Opportunity Fund II............................   1,634   10.6041     17,333
      Strong Variable Insurance Funds, Inc.:
         Mid Cap Growth Fund II.............................   3,611    7.8919     28,500
      Van Eck Worldwide Insurance Trust:
         Worldwide Emerging Markets Fund....................     160   11.1795      1,788
         Worldwide Hard Assets Fund.........................     467   11.4558      5,352
         Worldwide Real Estate Fund.........................      12   11.7747        137
      Variable Insurance Products Fund (VIP):
         Fidelity VIP Overseas Portfolio....................  15,313    5.3332     81,663
         Fidelity VIP Growth Portfolio......................  19,715    4.7936     94,597
      Variable Insurance Products Fund II (VIP II):
         Fidelity VIP II Contrafund Portfolio...............  16,847    7.3643    124,260
                                                                               ----------
Net assets..................................................                   $5,511,057
                                                                               ==========

                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

               STATEMENT OF OPERATIONS AND CHANGES IN NET ASSETS

                         Year ended December 31, 2002

                                                                           Investors Mark Series Fund, Inc.
                                                       -----------------------------------------------------------------------
                                                                  Growth     Large    Small     Large    Intermediate   Mid
                                                                   and        Cap      Cap       Cap        Fixed       Cap
                                                       Balanced   Income     Value    Equity    Growth      Income     Equity
                                                       --------  --------  --------  --------  --------  ------------ --------
Net investment income (loss):
   Dividend income.................................... $  3,162  $  3,310  $    965  $     --  $     --    $  9,396   $    469
   Contract charges (Note 2 ).........................     (646)   (2,798)     (773)   (1,210)   (2,017)     (1,377)    (1,430)
                                                       --------  --------  --------  --------  --------    --------   --------
Net investment income (loss)..........................    2,516       512       192    (1,210)   (2,017)      8,019       (961)
Net realized and unrealized gain (loss) on
 investments:
   Net realized gain (loss) on investment
    transactions......................................     (491)   (2,847)      291    (6,346)  (34,996)      1,388     (1,611)
   Increase (decrease) in unrealized appreciation on
    investments.......................................   (9,993)  (77,885)  (12,414)  (36,984)  (51,418)      2,755    (27,693)
                                                       --------  --------  --------  --------  --------    --------   --------
Net realized and unrealized gain (loss) on investments  (10,484)  (80,732)  (12,123)  (43,330)  (86,414)      4,143    (29,304)
                                                       --------  --------  --------  --------  --------    --------   --------
Net increase (decrease) in net assets resulting from
 operations...........................................   (7,968)  (80,220)  (11,931)  (44,540)  (88,431)     12,162    (30,265)
Capital share transactions:
   Transfer of net variable annuity deposits..........   25,500    88,758    33,740    62,931    71,162      47,817     48,957
   Transfers of surrenders and death benefits.........  (12,392)  (43,707)  (12,833)  (18,777)  (29,235)    (18,474)   (20,467)
   Transfers of cost of insurance and policy charges..       (7)     (144)       12      (283)        6           6         86
   Transfers between subaccounts, including fixed
    interest subaccount...............................   52,720   206,563   (45,126)   24,302   (49,221)     36,010     (7,711)
                                                       --------  --------  --------  --------  --------    --------   --------
Net increase (decrease) in net assets resulting from
 capital share transactions...........................   65,821   251,470   (24,207)   68,173    (7,288)     65,359     20,865
                                                       --------  --------  --------  --------  --------    --------   --------
Net increase (decrease) in net assets.................   57,853   171,250   (36,138)   23,633   (95,719)     77,521     (9,400)
Net assets at beginning of year.......................   60,050   285,467   127,531   140,432   327,858     136,731    200,458
                                                       --------  --------  --------  --------  --------    --------   --------
      Net assets at end of year....................... $117,903  $456,717  $ 91,393  $164,065  $232,139    $214,252   $191,058
                                                       ========  ========  ========  ========  ========    ========   ========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2002

                                                            Investors Mark
                                                           Series Fund, Inc.   Berger Institutional Products Trust (Berger IPT)
                                                         --------------------  -----------------------------------------------
                                                                                           Large        Small
                                                                       Global               Cap        Company
                                                            Money      Fixed    Growth     Growth      Growth    International
                                                            Market     Income    Fund       Fund        Fund         Fund
                                                         -----------  -------   -------    --------   --------   -------------
Net investment income (loss):
   Dividend income...................................... $     6,956  $   559  $    --    $    434    $     --     $ 12,623
   Contract charges (Note 2)............................      (6,288)    (113)     (15)       (271)       (119)      (2,695)
                                                         -----------  -------   -------    --------   --------     --------
Net investment income (loss)............................         668      446      (15)        163        (119)       9,928
                                                         -----------  -------   -------    --------   --------     --------
Net realized and unrealized gain (loss) on
 investments:
   Net realized gain (loss) on investment transactions..          --     (139)    (992)     (5,166)     (3,683)      (7,081)
   Increase (decrease) in unrealized appreciation on
    investments.........................................          --      632     (145)     (9,792)     (6,831)     (86,873)
                                                         -----------  -------   -------    --------   --------     --------
Net realized and unrealized gain (loss) on investments..          --      493   (1,137)    (14,958)    (10,514)     (93,954)
                                                         -----------  -------   -------    --------   --------     --------
Net increase (decrease) in net assets resulting from
 operations.............................................         668      939   (1,152)    (14,795)    (10,633)     (84,026)
Capital share transactions:
   Transfer of net variable annuity deposits............   1,860,067   11,444       --          --          --      113,590
   Transfers of surrenders and death benefits...........    (220,763)  (4,570)  (1,008)     (5,011)     (3,570)     (38,009)
   Transfers of cost of insurance and policy charges....       1,021       (2)      --          96           1          221
   Transfers between subaccounts, including fixed
    interest subaccount.................................  (1,327,153)  13,898       (1)        (96)      5,353       15,520
                                                         -----------  -------   -------    --------   --------     --------
Net increase (decrease) in net assets resulting from
 capital share transactions.............................     313,172   20,770   (1,009)     (5,011)      1,784       91,322
                                                         -----------  -------   -------    --------   --------     --------
Net increase (decrease) in net assets...................     313,840   21,709   (2,161)    (19,806)     (8,849)       7,296
Net assets at beginning of year.........................     307,429    5,352    3,540      45,729      22,425      324,787
                                                         -----------  -------   -------    --------   --------     --------
     Net assets at end of year.......................... $   621,269  $27,061  $ 1,379    $ 25,923    $ 13,576     $332,083
                                                         ===========  =======   =======    ========   ========     ========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2002

                                                                                                       The Alger American
                                                                       Conseco Series Trust                   Fund
                                                             ---------------------------------------  -------------------
                                                                                                                 American
                                                                                   Fixed   Government            Leveraged
                                                             Balanced   Equity    Income   Securities  Growth     AllCap
                                                             Portfolio Portfolio Portfolio Portfolio  Portfolio  Portfolio
                                                             --------- --------- --------- ---------- ---------  ---------
Net investment income (loss):
   Dividend income..........................................  $   291  $     96   $   110   $    12   $     102  $     18
   Contract charges (Note 2)................................      (74)     (235)      (13)       --      (2,154)   (1,845)
                                                              -------  --------   -------   -------   ---------  --------
Net investment income (loss)................................      217      (139)       97        12      (2,052)   (1,827)
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions......   (1,404)   (2,208)       24       (29)    (19,764)  (26,154)
   Increase (decrease) in unrealized appreciation on
    investments.............................................     (195)   (1,810)      (44)       32     (86,931)  (68,787)
                                                              -------  --------   -------   -------   ---------  --------
Net realized and unrealized gain (loss) on investments......   (1,599)   (4,018)      (20)        3    (106,695)  (94,941)
                                                              -------  --------   -------   -------   ---------  --------
Net increase (decrease) in net assets resulting from
 operations.................................................   (1,382)   (4,157)       77        15    (108,747)  (96,768)
Capital share transactions:
   Transfer of net variable annuity deposits................       --        --        --        --      67,135    96,873
   Transfers of surrenders and death benefits...............   (4,737)   (6,147)   (1,352)   (1,168)    (43,952)  (53,228)
   Transfers of cost of insurance and policy charges........       --       114         1        --          41      (444)
   Transfers between subaccounts, including fixed
    interest subaccount.....................................      (46)     (480)       51        --      62,697    95,983
                                                              -------  --------   -------   -------   ---------  --------
Net increase (decrease) in net assets resulting from capital
 share transactions.........................................   (4,783)   (6,513)   (1,300)   (1,168)     85,921   139,184
                                                              -------  --------   -------   -------   ---------  --------
Net increase (decrease) in net assets.......................   (6,165)  (10,670)   (1,223)   (1,153)    (22,826)   42,416
Net assets at beginning of year.............................   13,348    35,614     2,795     1,153     287,887   196,061
                                                              -------  --------   -------   -------   ---------  --------
      Net assets at end of year.............................  $ 7,183  $ 24,944   $ 1,572   $    --   $ 265,061  $238,477
                                                              =======  ========   =======   =======   =========  ========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2002

                                                                                   American Century Variable
                                                      The Alger American Fund          Portfolios, Inc.
                                                     ------------------------  --------------------------------
                                                                                  VP                               Dreyfus
                                                     American                   Income                            Socially
                                                      Mid Cap       Small        and          VP          VP     Responsible
                                                      Growth    Capitalization  Growth   International   Value     Growth
                                                     Portfolio    Portfolio      Fund        Fund        Fund    Fund, Inc.
                                                     ---------  -------------- --------  ------------- --------  -----------
Net investment income (loss):
   Dividend income.................................. $      --     $    --     $  3,650     $   153    $  1,514   $     32
   Contract charges (Note 2)........................    (2,329)        (49)      (3,298)       (153)     (1,579)      (132)
                                                     ---------     -------     --------     -------    --------   --------
Net investment income (loss)........................    (2,329)        (49)         352          --         (65)      (100)
Net realized and unrealized gain (loss) on
 investments:
   Net realized gain (loss) on investment
    transactions....................................   (21,787)     (1,802)      (9,153)     (2,727)     10,349     (3,498)
   Increase (decrease) in unrealized appreciation
    on investments..................................   (76,568)        (98)     (83,044)     (1,839)    (37,538)    (2,254)
                                                     ---------     -------     --------     -------    --------   --------
Net realized and unrealized gain (loss) on
 investments........................................   (98,355)     (1,900)     (92,197)     (4,566)    (27,189)    (5,752)
                                                     ---------     -------     --------     -------    --------   --------
Net increase (decrease) in net assets resulting from
 operations.........................................  (100,684)     (1,949)     (91,845)     (4,566)    (27,254)    (5,852)
Capital share transactions:
   Transfer of net variable annuity deposits........    91,048          --       92,441         567      69,473         --
   Transfers of surrenders and death benefits.......   (41,115)     (1,467)     (43,465)     (2,492)    (33,196)    (5,086)
   Transfers of cost of insurance and policy
    charges.........................................      (234)         --           34          82        (130)      (336)
   Transfers between subaccounts, including
    fixed interest subaccount.......................   173,630         744      177,541       1,057      91,334       (419)
                                                     ---------     -------     --------     -------    --------   --------
Net increase (decrease) in net assets resulting from
 capital share transactions.........................   223,329        (723)     226,551        (786)    127,481     (5,841)
                                                     ---------     -------     --------     -------    --------   --------
Net increase (decrease) in net assets...............   122,645      (2,672)     134,706      (5,352)    100,227    (11,693)
Net assets at beginning of year.....................   199,697       8,066      366,944      22,395     145,294     23,560
                                                     ---------     -------     --------     -------    --------   --------
      Net assets at end of year..................... $ 322,342     $ 5,394     $501,650     $17,043    $245,521   $ 11,867
                                                     =========     =======     ========     =======    ========   ========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2002


                                                                            Dreyfus Variable
                                                                             Investment Fund       Federated Insurance Series
                                                                        ------------------------  ----------------------------
                                                              Dreyfus                              High
                                                               Stock    Disciplined International Income  International
                                                               Index       Stock        Value      Bond      Equity     Utility
                                                               Fund      Portfolio    Portfolio   Fund II    Fund II    Fund II
                                                             ---------  ----------- ------------- ------- ------------- -------
Net investment income (loss):
   Dividend income.......................................... $   6,187   $    698      $     2     $  93     $    --    $   55
   Contract charges (Note 2)................................    (3,526)      (529)          --        --         (23)       (2)
                                                             ---------   --------      -------     -----     -------    ------
Net investment income (loss)................................     2,661        169            2        93         (23)       53
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions......   (10,436)    (2,389)        (169)     (298)     (1,295)     (396)
   Increase (decrease) in unrealized appreciation on
    investments.............................................  (105,699)   (14,368)         255       249         505       191
                                                             ---------   --------      -------     -----     -------    ------
Net realized and unrealized gain (loss) on investments......  (116,135)   (16,757)          86       (49)       (790)     (205)
                                                             ---------   --------      -------     -----     -------    ------
Net increase (decrease) in net assets resulting from
 operations.................................................  (113,474)   (16,588)          88        44        (813)     (152)
Capital share transactions:
   Transfer of net variable annuity deposits................   181,418     20,875           --        --          --        --
   Transfers of surrenders and death benefits...............   (69,127)    (8,343)      (1,192)     (985)     (1,585)     (819)
   Transfers of cost of insurance and policy charges........       (27)        (5)          20       611          --         6
   Transfers between subaccounts, including fixed
    interest subaccount.....................................    33,703     44,574          (21)     (613)         (1)       (6)
                                                             ---------   --------      -------     -----     -------    ------
Net increase (decrease) in net assets resulting from capital
 share transactions.........................................   145,967     57,101       (1,193)     (987)     (1,586)     (819)
                                                             ---------   --------      -------     -----     -------    ------
Net increase (decrease) in net assets.......................    32,493     40,513       (1,105)     (943)     (2,399)     (971)
Net assets at beginning of year.............................   418,358     47,725        1,105       943       4,737     1,221
                                                             ---------   --------      -------     -----     -------    ------
      Net assets at end of year............................. $ 450,851   $ 88,238      $    --     $  --     $ 2,338    $  250
                                                             =========   ========      =======     =====     =======    ======


                            see accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2002

                                                                                  Neuberger & Berman
                                         INVESCO Variable     Lazard Retirement   Advisors Management
                                         Investment Funds       Series, Inc.             Trust
                                        ------------------  --------------------  ------------------
                                                                                   Limited
                                        VIF--High VIF--Core Retirement Retirement Maturity              Strong
                                          Yield    Equity     Equity   Small Cap    Bond    Partners  Opportunity
                                          Fund      Fund    Portfolio  Portfolio  Portfolio Portfolio   Fund II
                                        --------- --------- ---------- ---------- --------- --------- -----------
Net investment income (loss):
   Dividend income.....................  $ 4,605  $  1,193   $    --    $     --   $   106   $    15   $     82
   Contract charges (Note 2)...........     (188)     (429)       --      (2,643)       (7)      (14)      (179)
                                         -------  --------   -------    --------   -------   -------   --------
Net investment income (loss)...........    4,417       764        --      (2,643)       99         1        (97)
Net realized and unrealized gain (loss)
 on investments:
   Net realized gain (loss) on
    investment transactions............     (962)   (2,516)     (194)      3,134        20      (143)    (3,664)
   Increase (decrease) in unrealized
    appreciation on investments........   (2,142)   (9,110)      158     (67,343)      (68)     (394)    (3,408)
                                         -------  --------   -------    --------   -------   -------   --------
Net realized and unrealized gain (loss)
 on investments........................   (3,104)  (11,626)      (36)    (64,209)      (48)     (537)    (7,072)
                                         -------  --------   -------    --------   -------   -------   --------
Net increase (decrease) in net assets
 resulting from operations.............    1,313   (10,862)      (36)    (66,852)       51      (536)    (7,169)
Capital share transactions:
   Transfer of net variable annuity
    deposits...........................   12,449    52,287        --      50,287        --        --        680
   Transfers of surrenders and death
    benefits...........................   (4,142)  (19,792)   (1,010)    (39,771)   (1,517)   (1,176)    (8,480)
   Transfers of cost of insurance and
    policy charges.....................       (1)      (42)       --          95        --        --         35
   Transfers between subaccounts,
    including fixed interest
    subaccount.........................   23,786    13,160        (1)    191,980        (2)       (1)     1,073
                                         -------  --------   -------    --------   -------   -------   --------
Net increase (decrease) in net assets
 resulting from capital share
 transactions..........................   32,092    45,613    (1,011)    202,591    (1,519)   (1,177)    (6,692)
                                         -------  --------   -------    --------   -------   -------   --------
Net increase (decrease) in net assets..   33,405    34,751    (1,047)    135,739    (1,468)   (1,713)   (13,861)
Net assets at beginning of year........    9,464    34,534     1,047     235,695     2,235     3,236     31,194
                                         -------  --------   -------    --------   -------   -------   --------
      Net assets at end of year........  $42,869  $ 69,285   $    --    $371,434   $   767   $ 1,523   $ 17,333
                                         =======  ========   =======    ========   =======   =======   ========

                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2002

                                                                     Strong
                                                                    Variable
                                                                    Insurance
                                                                   Funds, Inc.    Van Eck Worldwide Insurance Trust
                                                                   ----------- --------------------------------------
                                                                                         Worldwide Worldwide Worldwide
                                                                     Mid Cap   Worldwide Emerging    Hard      Real
                                                                     Growth      Bond     Markets   Assets    Estate
                                                                     Fund II     Fund      Fund      Fund      Fund
                                                                   ----------- --------- --------- --------- ---------
Net investment income (loss):
   Dividend income................................................  $     --     $  --    $     6   $    63   $    43
   Contract charges (Note 2)......................................      (315)       --        (17)      (48)       (1)
                                                                    --------     -----    -------   -------   -------
Net investment income (loss)......................................      (315)       --        (11)       15        42
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions............    (9,640)     (216)      (480)       (8)      225
   Increase (decrease) in unrealized appreciation on investments..    (9,504)      239        588       (50)     (175)
                                                                    --------     -----    -------   -------   -------
Net realized and unrealized gain (loss) on investments............   (19,144)       23        108       (58)       50
                                                                    --------     -----    -------   -------   -------
Net increase (decrease) in net assets resulting from operations...   (19,459)       23         97       (43)       92
Capital share transactions:
   Transfer of net variable annuity deposits......................        --        --         --        --        --
   Transfers of surrenders and death benefits.....................    (6,902)     (923)    (1,540)   (2,152)   (1,393)
   Transfers of cost of insurance and policy charges..............       (95)       --         64        --        --
   Transfers between subaccounts, including fixed interest
    subaccount....................................................        84        (1)       (63)       --         1
                                                                    --------     -----    -------   -------   -------
Net increase (decrease) in net assets resulting from capital share
 transactions.....................................................    (6,913)     (924)    (1,539)   (2,152)   (1,392)
                                                                    --------     -----    -------   -------   -------
Net increase (decrease) in net assets.............................   (26,372)     (901)    (1,442)   (2,195)   (1,300)
Net assets at beginning of year...................................    54,872       901      3,230     7,547     1,437
                                                                    --------     -----    -------   -------   -------
      Net assets at end of year...................................  $ 28,500     $  --    $ 1,788   $ 5,352   $   137
                                                                    ========     =====    =======   =======   =======



                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2002

                                                                                                     Variable
                                                                                                    Insurance
                                                                                Variable Insurance   Products
                                                                                   Products Fund     Fund II
                                                                                       (VIP)         (VIP II)
                                                                                ------------------  ----------
                                                                                Fidelity  Fidelity   Fidelity
                                                                                   VIP       VIP      VIP II
                                                                                Overseas   Growth   Contrafund
                                                                                Portfolio Portfolio Portfolio     Total
                                                                                --------- --------- ---------- -----------
Net investment income (loss):
   Dividend income............................................................. $    336  $    103   $    256  $    57,695
   Contract charges (Note 2)...................................................     (544)     (710)      (641)     (41,429)
                                                                                --------  --------   --------  -----------
Net investment income (loss)...................................................     (208)     (607)      (385)      16,266
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions.........................   (5,525)   (4,044)    (1,128)    (179,950)
   Increase (decrease) in unrealized appreciation on investments...............  (10,024)  (27,417)    (9,106)    (932,340)
                                                                                --------  --------   --------  -----------
Net realized and unrealized gain (loss) on investments.........................  (15,549)  (31,461)   (10,234)  (1,112,290)
                                                                                --------  --------   --------  -----------
Net increase (decrease) in net assets resulting from operations................  (15,757)  (32,068)   (10,619)  (1,096,024)
Capital share transactions:
   Transfer of net variable annuity deposits...................................   22,510    57,622     28,657    3,208,288
   Transfers of surrenders and death benefits..................................  (12,041)  (20,965)   (14,200)    (884,276)
   Transfers of cost of insurance and policy charges...........................     (141)      107        (13)         755
   Transfers between subaccounts, including fixed interest subaccount..........   47,091    14,547     92,094      (11,466)
                                                                                --------  --------   --------  -----------
Net increase (decrease) in net assets resulting from capital share transactions   57,419    51,311    106,538    2,313,301
                                                                                --------  --------   --------  -----------
Net increase (decrease) in net assets..........................................   41,662    19,243     95,919    1,217,277
Net assets at beginning of year................................................   40,001    75,354     28,341    4,293,780
                                                                                --------  --------   --------  -----------
      Net assets at end of year................................................ $ 81,663  $ 94,597   $124,260  $ 5,511,057
                                                                                ========  ========   ========  ===========



                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2002

                                                                                      Investors Mark Series Fund, Inc.
                                                                   -------------------------------------------------------------
                                                                             Growth     Large    Small     Large    Intermediate
                                                                              and        Cap      Cap       Cap        Fixed
                                                                   Balanced  Income     Value    Equity    Growth      Income
                                                                   -------- --------  --------  --------  --------  ------------
Net investment income (loss):
   Dividend income................................................ $ 1,759  $  1,482  $  1,458  $     --  $     --    $  5,761
   Contract charges (Note 2 ).....................................    (122)   (1,438)     (836)     (725)   (2,570)       (625)
                                                                   -------  --------  --------  --------  --------    --------
Net investment income (loss)......................................   1,637        44       622      (725)   (2,570)      5,136
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions............       5    14,999      (350)   (1,607)   (4,432)        328
   Increase (decrease) in unrealized appreciation on investments..   1,617   (23,098)   (1,939)   (2,836)  (87,950)       (954)
                                                                   -------  --------  --------  --------  --------    --------
Net realized and unrealized gain (loss) on investments............   1,622    (8,099)   (2,289)   (4,443)  (92,382)       (626)
                                                                   -------  --------  --------  --------  --------    --------
Net increase (decrease) in net assets resulting from operations...   3,259    (8,055)   (1,667)   (5,168)  (94,952)      4,510
Capital share transactions:
   Transfer of net variable annuity deposits......................   9,276    59,600    31,951    58,188    88,560      16,159
   Transfers of surrenders and death benefits.....................      --       100        --        --      (794)         --
   Transfers of cost of insurance and policy charges..............  (1,872)  (18,891)   (9,535)  (11,656)  (27,615)     (7,027)
   Transfers between subaccounts, including fixed interest
    subaccount....................................................  48,031    93,975    10,929    45,598    21,888      58,835
                                                                   -------  --------  --------  --------  --------    --------
Net increase (decrease) in net assets resulting from capital
 share transactions...............................................  55,435   134,784    33,345    92,130    82,039      67,967
                                                                   -------  --------  --------  --------  --------    --------
Net increase (decrease) in net assets.............................  58,694   126,729    31,678    86,962   (12,913)     72,477
Net assets at beginning of year...................................   1,356   158,738    95,853    53,470   340,771      64,254
                                                                   -------  --------  --------  --------  --------    --------
     Net assets at end of year.................................... $60,050  $285,467  $127,531  $140,432  $327,858    $136,731
                                                                   =======  ========  ========  ========  ========    ========


                                                                     Mid
                                                                     Cap
                                                                    Equity
                                                                   --------
Net investment income (loss):
   Dividend income................................................ $    456
   Contract charges (Note 2 ).....................................   (1,212)
                                                                   --------
Net investment income (loss)......................................     (756)
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions............    4,789
   Increase (decrease) in unrealized appreciation on investments..   (5,471)
                                                                   --------
Net realized and unrealized gain (loss) on investments............     (682)
                                                                   --------
Net increase (decrease) in net assets resulting from operations...   (1.438)
Capital share transactions:
   Transfer of net variable annuity deposits......................   49,919
   Transfers of surrenders and death benefits.....................       --
   Transfers of cost of insurance and policy charges..............  (14,868)
   Transfers between subaccounts, including fixed interest
    subaccount....................................................   36,358
                                                                   --------
Net increase (decrease) in net assets resulting from capital
 share transactions...............................................   71,409
                                                                   --------
Net increase (decrease) in net assets.............................   69,971
Net assets at beginning of year...................................  130,487
                                                                   --------
     Net assets at end of year.................................... $200,458
                                                                   ========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2001

                                                               Investors Mark
                                                              Series Fund, Inc.  Berger Institutional Products Trust (Berger IPT)
                                                             ------------------  -----------------------------------------------
                                                                                             Large        Small
                                                                         Global               Cap        Company
                                                               Money     Fixed    Growth     Growth      Growth    International
                                                               Market    Income    Fund       Fund        Fund         Fund
                                                             ----------  ------   -------    --------   --------   -------------
Net investment income (loss):
   Dividend income.......................................... $    6,518  $  171  $    --    $    227    $     --     $  3,396
   Contract charges (Note 2)................................     (2,434)     (7)     (29)       (433)       (204)      (2,388)
                                                             ----------  ------   -------    --------   --------     --------
Net investment income (loss)................................      4,084     164      (29)       (206)       (204)       1,008
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions......         --     (16)    (557)     (5,162)     (2,579)      17,721
   Increase (decrease) in unrealized appreciation on
    investments.............................................         --    (110)  (1,544)    (12,426)     (8,650)     (89,147)
                                                             ----------  ------   -------    --------   --------     --------
Net realized and unrealized gain (loss) on investments......         --    (126)  (2,101)    (17,588)    (11,229)     (71,426)
                                                             ----------  ------   -------    --------   --------     --------
Net increase (decrease) in net assets resulting from
 operations.................................................      4,084      38   (2,130)    (17,794)    (11,433)     (70,418)
Capital share transactions:
   Transfer of net variable annuity deposits................  1,100,963   1,815      543      12,510       9,649      100,487
   Transfers of surrenders and death benefits...............    (39,862)     --     (227)       (415)         21       (9,532)
   Transfers of cost of insurance and policy charges........    (68,593)   (362)    (644)     (7,642)     (4,453)     (29,907)
   Transfers between subaccounts, including fixed
    interest subaccount.....................................   (761,582)  2,766     (609)     (6,854)     (1,947)      30,048
                                                             ----------  ------   -------    --------   --------     --------
Net increase (decrease) in net assets resulting from capital
 share transactions.........................................    230,926   4,219     (937)     (2,401)      3,270       91,096
                                                             ----------  ------   -------    --------   --------     --------
Net increase (decrease) in net assets.......................    235,010   4,257   (3,067)    (20,195)     (8,163)      20,678
Net assets at beginning of year.............................     72,419   1,095    6,607      65,924      30,588      304,109
                                                             ----------  ------   -------    --------   --------     --------
      Net assets at end of year............................. $  307,429  $5,352  $ 3,540    $ 45,729    $ 22,425     $324,787
                                                             ==========  ======   =======    ========   ========     ========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2001

                                                                                                      The Alger American
                                                                       Conseco Series Trust                  Fund
                                                             ---------------------------------------  ------------------
                                                                                                                American
                                                                                   Fixed   Government           Leveraged
                                                             Balanced   Equity    Income   Securities  Growth    AllCap
                                                             Portfolio Portfolio Portfolio Portfolio  Portfolio Portfolio
                                                             --------- --------- --------- ---------- --------- ---------
Net investment income (loss):
   Dividend income.......................................... $    685   $   150   $  162     $   52   $    599  $     --
   Contract charges (Note 2)................................     (172)     (300)     (13)        --     (2,072)   (1,230)
                                                             --------   -------   ------     ------   --------  --------
Net investment income (loss)................................      513      (150)     149         52     (1,473)   (1,230)
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions......   (2,776)   (3,200)       2         (3)    20,329    (4,437)
   Increase (decrease) in unrealized appreciation on
    investments.............................................      661    (1,254)      60         18    (50,964)  (21,318)
                                                             --------   -------   ------     ------   --------  --------
Net realized and unrealized gain (loss) on investments......   (2,115)   (4,454)      62         15    (30,635)  (25,755)
                                                             --------   -------   ------     ------   --------  --------
Net increase (decrease) in net assets resulting from
 operations.................................................   (1,602)   (4,604)     211         67    (32,108)  (26,985)
Capital share transactions:
   Transfer of net variable annuity deposits................    7,248    14,104      456         --     70,235    62,696
   Transfers of surrenders and death benefits...............       --      (136)      --        (15)    (6,735)   (7,427)
   Transfers of cost of insurance and policy charges........   (3,419)   (6,428)    (199)       (24)   (27,602)  (30,266)
   Transfers between subaccounts, including fixed interest
    subaccount..............................................  (16,177)   (6,220)     (51)        --     35,840    56,096
                                                             --------   -------   ------     ------   --------  --------
Net increase (decrease) in net assets resulting from capital
 share transactions.........................................  (12,348)    1,320      206        (39)    71,738    81,099
                                                             --------   -------   ------     ------   --------  --------
Net increase (decrease) in net assets.......................  (13,950)   (3,284)     417         28     39,630    54,114
Net assets at beginning of year.............................   27,298    38,898    2,378      1,125    248,257   141,947
                                                             --------   -------   ------     ------   --------  --------
      Net assets at end of year............................. $ 13,348   $35,614   $2,795     $1,153   $287,887  $196,061
                                                             ========   =======   ======     ======   ========  ========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2001

                                                            The Alger American        American Century Variable
                                                                   Fund                   Portfolios, Inc.
                                                         -----------------------  --------------------------------
                                                                                     VP                               Dreyfus
                                                         American                  Income                            Socially
                                                          Mid Cap      Small        and          VP          VP     Responsible
                                                          Growth   Capitalization  Growth   International   Value     Growth
                                                         Portfolio   Portfolio      Fund        Fund        Fund    Fund, Inc.
                                                         --------- -------------- --------  ------------- --------  -----------
Net investment income (loss):
   Dividend income...................................... $     --     $     4     $  2,722    $     29    $    794   $     18
   Contract charges (Note 2)............................   (1,139)        (61)      (2,468)       (228)       (743)      (257)
                                                         --------     -------     --------    --------    --------   --------
Net investment income (loss)............................   (1,139)        (57)         254        (199)         51       (239)
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions..   54,178        (790)      (3,450)     (4,283)        804     (5,228)
   Increase (decrease) in unrealized appreciation on
    investments.........................................  (58,777)     (2,297)     (24,761)     (7,060)     10,592     (3,924)
                                                         --------     -------     --------    --------    --------   --------
Net realized and unrealized gain (loss) on investments..   (4,599)     (3,087)     (28,211)    (11,343)     11,396     (9,152)
                                                         --------     -------     --------    --------    --------   --------
Net increase (decrease) in net assets resulting from
 operations.............................................   (5,738)     (3,144)     (27,957)    (11,542)     11,447     (9,391)
Capital share transactions:
   Transfer of net variable annuity deposits............   61,741       1,510       90,673       3,261      35,953     13,817
   Transfers of surrenders and death benefits...........   (1,275)       (199)     (14,404)         --        (278)      (490)
   Transfers of cost of insurance and policy charges....  (22,746)       (988)     (32,105)     (3,199)    (12,040)    (7,242)
   Transfers between subaccounts, including fixed
    interest subaccount.................................   56,010       1,276       51,206      (5,169)     53,027    (11,802)
                                                         --------     -------     --------    --------    --------   --------
Net increase (decrease) in net assets resulting from
 capital share transactions.............................   93,730       1,599       95,370      (5,107)     76,662     (5,717)
                                                         --------     -------     --------    --------    --------   --------
Net increase (decrease) in net assets...................   87,992      (1,545)      67,413     (16,649)     88,109    (15,108)
Net assets at beginning of year.........................  111,705       9,611      299,531      39,044      57,185     38,668
                                                         --------     -------     --------    --------    --------   --------
     Net assets at end of year.......................... $199,697     $ 8,066     $366,944    $ 22,395    $145,294   $ 23,560
                                                         ========     =======     ========    ========    ========   ========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2001


                                                                       Dreyfus Variable
                                                                        Investment Fund        Federated Insurance Series
                                                                   ------------------------  ------------------------------
                                                          Dreyfus                              High
                                                           Stock   Disciplined International  Income   International
                                                           Index      Stock        Value       Bond       Equity     Utility
                                                           Fund     Portfolio    Portfolio    Fund II     Fund II    Fund II
                                                         --------  ----------- ------------- --------  ------------- -------
Net investment income (loss):
   Dividend income...................................... $  4,180   $    207      $   11     $  2,646     $    --    $   50
   Contract charges (Note 2)............................   (2,930)      (414)         (2)        (101)        (47)       (5)
                                                         --------   --------      ------     --------     -------    ------
Net investment income (loss)............................    1,250       (207)          9        2,545         (47)       45
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions..   (1,480)    (3,713)        (63)      (6,306)       (835)      (97)
   Increase (decrease) in unrealized appreciation on
    investments.........................................  (47,024)    (2,895)       (159)       4,485      (1,885)     (177)
                                                         --------   --------      ------     --------     -------    ------
Net realized and unrealized gain (loss) on investments..  (48,504)    (6,608)       (222)      (1,821)     (2,720)     (274)
                                                         --------   --------      ------     --------     -------    ------
Net increase (decrease) in net assets resulting from
 operations.............................................  (47,254)    (6,815)       (213)         724      (2,767)     (229)
Capital share transactions:
   Transfer of net variable annuity deposits............  111,406     19,191          70           48       2,654       205
   Transfers of surrenders and death benefits...........     (809)   (26,977)         --      (24,243)         --      (118)
   Transfers of cost of insurance and policy charges....  (42,528)    (8,070)        (46)      (1,856)     (1,235)     (189)
   Transfers between subaccounts, including fixed
    interest subaccount.................................   65,714      4,974        (412)        (121)     (3,083)       --
                                                         --------   --------      ------     --------     -------    ------
Net increase (decrease) in net assets resulting from
 capital share transactions.............................  133,783    (10,882)       (388)     (26,172)     (1,664)     (102)
                                                         --------   --------      ------     --------     -------    ------
Net increase (decrease) in net assets...................   86,529    (17,697)       (601)     (25,448)     (4,431)     (331)
Net assets at beginning of year.........................  331,829     65,422       1,706       26,391       9,168     1,552
                                                         --------   --------      ------     --------     -------    ------
      Net assets at end of year......................... $418,358   $ 47,725      $1,105     $    943     $ 4,737    $1,221
                                                         ========   ========      ======     ========     =======    ======


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2001

                                                                                 Neuberger & Berman
                                        INVESCO Variable     Lazard Retirement   Advisors Management
                                        Investment Funds       Series, Inc.             Trust
                                       ------------------  --------------------  ------------------
                                                                                  Limited
                                       VIF--High VIF--Core Retirement Retirement Maturity              Strong
                                         Yield    Equity     Equity   Small Cap    Bond    Partners  Opportunity
                                         Fund      Fund    Portfolio  Portfolio  Portfolio Portfolio   Fund II
                                       --------- --------- ---------- ---------- --------- --------- -----------
Net investment income (loss):
   Dividend income....................  $    --  $     --    $    6    $    157   $  149   $     69    $   113
   Contract charges (Note 2)..........      (69)     (192)       (2)     (1,546)     (10)       (88)      (192)
                                        -------  --------    ------    --------   ------   --------    -------
Net investment income (loss)..........      (69)     (192)        4      (1,389)     139        (19)       (79)
Net realized and unrealized gain
 (loss) on investments:
   Net realized gain (loss) on
    investment transactions...........      861      (163)      (47)     15,301       --       (607)     4,145
   Increase (decrease) in unrealized
    appreciation on investments.......   (2,340)   (1,395)      (64)     19,767       51        161     (5,414)
                                        -------  --------    ------    --------   ------   --------    -------
Net realized and unrealized gain
 (loss) on investments................   (1,479)   (1,558)     (111)     35,068       51       (446)    (1,269)
                                        -------  --------    ------    --------   ------   --------    -------
Net increase (decrease) in net assets
 resulting from operations............   (1,548)   (1,750)     (107)     33,679      190       (465)    (1,348)
Capital share transactions:
   Transfer of net variable annuity
    deposits..........................    2,223    16,096        70      22,914       --      2,124      5,127
   Transfers of surrenders and
    death benefits....................       --   (11,279)       --         (43)      --     (3,771)      (189)
   Transfers of cost of insurance
    and policy charges................   (1,471)   (7,054)      (49)    (13,099)    (358)    (3,446)    (4,313)
   Transfers between subaccounts,
    including fixed interest
    subaccount........................    1,058    19,435      (439)     14,653       --    (10,153)    10,304
                                        -------  --------    ------    --------   ------   --------    -------
Net increase (decrease) in net assets
 resulting from capital share
 transactions.........................    1,810    17,198      (418)     24,425     (358)   (15,246)    10,929
                                        -------  --------    ------    --------   ------   --------    -------
Net increase (decrease) in net assets.      262    15,448      (525)     58,104     (168)   (15,711)     9,581
Net assets at beginning of year.......    9,202    19,086     1,572     177,591    2,403     18,947     21,613
                                        -------  --------    ------    --------   ------   --------    -------
      Net assets at end of year.......  $ 9,464  $ 34,534    $1,047    $235,695   $2,235   $  3,236    $31,194
                                        =======  ========    ======    ========   ======   ========    =======


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2001

                                                                     Strong
                                                                    Variable
                                                                    Insurance
                                                                   Funds, Inc.    Van Eck Worldwide Insurance Trust
                                                                   ----------- --------------------------------------
                                                                                         Worldwide Worldwide Worldwide
                                                                     Mid Cap   Worldwide Emerging    Hard      Real
                                                                     Growth      Bond     Markets   Assets    Estate
                                                                     Fund II     Fund      Fund      Fund      Fund
                                                                   ----------- --------- --------- --------- ---------
Net investment income (loss):
   Dividend income................................................  $     --     $ 40     $    --   $   107   $   37
   Contract charges (Note 2)......................................      (566)      --         (54)      (59)      (2)
                                                                    --------     ----     -------   -------   ------
Net investment income (loss)......................................      (566)      40         (54)       48       35
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions............   (13,879)      --      (4,355)      (20)       4
   Increase (decrease) in unrealized appreciation on investments..   (13,521)     (88)      3,648    (1,080)      32
                                                                    --------     ----     -------   -------   ------
Net realized and unrealized gain (loss) on investments............   (27,400)     (88)       (707)   (1,100)      36
                                                                    --------     ----     -------   -------   ------
Net increase (decrease) in net assets resulting from operations...   (27,966)     (48)       (761)   (1,052)      71
Capital share transactions:
   Transfer of net variable annuity deposits......................    27,496       --         849        --      179
   Transfers of surrenders and death benefits.....................    (5,863)      --      (4,970)       --        0
   Transfers of cost of insurance and policy charges..............   (12,405)      --        (919)   (1,414)    (114)
   Transfers between subaccounts, including fixed interest
    subaccount....................................................   (10,527)      --      (1,812)       --       --
                                                                    --------     ----     -------   -------   ------
Net increase (decrease) in net assets resulting from capital share
 transactions.....................................................    (1,299)      --      (6,852)   (1,414)      65
                                                                    --------     ----     -------   -------   ------
Net increase (decrease) in net assets.............................   (29,265)     (48)     (7,613)   (2,466)     136
Net assets at beginning of year...................................    84,137      949      10,843    10,013    1,301
                                                                    --------     ----     -------   -------   ------
      Net assets at end of year...................................  $ 54,872     $901     $ 3,230   $ 7,547   $1,437
                                                                    ========     ====     =======   =======   ======


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2001

                                                                      Variable Insurance        Variable Insurance
                                                                      Products Fund (VIP)    Products Fund II (VIP II)
                                                                   ------------------------  -------------------------
                                                                   Fidelity VIP Fidelity VIP      Fidelity VIP II
                                                                     Overseas      Growth           Contrafund
                                                                    Portfolio    Portfolio           Portfolio
                                                                   ------------ ------------ -------------------------
Net investment income (loss):
   Dividend income................................................   $  1,514     $      7            $    23
   Contract charges (Note 2)......................................       (286)        (317)              (112)
                                                                     --------     --------            -------
Net investment income (loss)......................................      1,228         (310)               (89)
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions............      1,613       (1,735)              (288)
   Increase (decrease) in unrealized appreciation on
    investments...................................................    (11,541)      (2,626)              (161)
                                                                     --------     --------            -------
Net realized and unrealized gain (loss) on investments............     (9,928)      (4,361)              (449)
                                                                     --------     --------            -------
Net increase (decrease) in net assets resulting from operations...     (8,700)      (4,671)              (538)
Capital share transactions:
   Transfer of net variable annuity deposits......................     11,490       29,424             15,329
   Transfers of surrenders and death benefits.....................       (375)        (461)               (51)
   Transfers of cost of insurance and policy charges..............     (4,533)     (10,814)            (2,948)
   Transfers between subaccounts, including fixed interest
    subaccount....................................................     10,557       57,966             13,235
                                                                     --------     --------            -------
Net increase (decrease) in net assets resulting from capital share
 transactions.....................................................     17,139       76,115             25,565
                                                                     --------     --------            -------
Net increase (decrease) in net assets.............................      8,439       71,444             25,027
Net assets at beginning of year...................................     31,562        3,910              3,314
                                                                     --------     --------            -------
      Net assets at end of year...................................   $ 40,001     $ 75,354            $28,341
                                                                     ========     ========            =======





                                                                      Total
                                                                   ----------
Net investment income (loss):
   Dividend income................................................ $   35,759
   Contract charges (Note 2)......................................    (28,700)
                                                                   ----------
Net investment income (loss)......................................      7,059
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions............     62,621
   Increase (decrease) in unrealized appreciation on
    investments...................................................   (453,758)
                                                                   ----------
Net realized and unrealized gain (loss) on investments............   (391,137)
                                                                   ----------
Net increase (decrease) in net assets resulting from operations...   (384,078)
Capital share transactions:
   Transfer of net variable annuity deposits......................  2,168,209
   Transfers of surrenders and death benefits.....................   (160,817)
   Transfers of cost of insurance and policy charges..............   (466,184)
   Transfers between subaccounts, including fixed interest
    subaccount....................................................    (37,179)
                                                                   ----------
Net increase (decrease) in net assets resulting from capital share transactions.....................................................  1,504,029
                                                                   ----------
Net increase (decrease) in net assets.............................  1,119,951
Net assets at beginning of year...................................  3,173,829
                                                                   ----------
      Net assets at end of year................................... $4,293,780
                                                                   ==========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

               STATEMENT OF OPERATIONS AND CHANGES IN NET ASSETS

                         Year ended December 31, 2000

                                                                        Investors Mark Series Fund, Inc.
                                                     ---------------------------------------------------------------------
                                                               Growth    Large    Small     Large    Intermediate   Mid
                                                                and       Cap      Cap       Cap        Fixed       Cap
                                                     Balanced  Income    Value    Equity    Growth      Income     Equity
                                                     -------- --------  -------  --------  --------  ------------ --------
Net investment income (loss):
   Dividend income..................................  $   45  $  1,489  $ 1,372  $      0  $      0    $ 3,372    $    169
   Contract charges (Note 2)........................      (1)     (689)    (419)     (209)   (2,030)      (201)       (613)
                                                      ------  --------  -------  --------  --------    -------    --------
Net investment income (loss)........................      44       800      953      (209)   (2,030)     3,171        (444)
Net realized and unrealized gain (loss) on
 investments:
   Net realized gain (loss) on investment
    transactions....................................      25     3,045     (692)   14,727    22,240       (148)     17,764
   Increase (decrease) in unrealized appreciation
    on investments..................................      17    23,353    7,880   (21,405)  (70,361)     2,176       5,471
                                                      ------  --------  -------  --------  --------    -------    --------
Net realized and unrealized gain (loss) on
 investments........................................      42    26,398    7,188    (6,678)  (48,121)     2,028      23,235
                                                      ------  --------  -------  --------  --------    -------    --------
Net increase (decrease) in net assets resulting from
 operations.........................................      86    27,198    8,141    (6,887)  (50,151)     5,199      22,791
Capital share transactions:
   Transfers of net variable contract deposits......     381    97,443   34,989    26,737    51,246     48,226      50,065
   Transfers of surrenders and death benefits.......      --        --       --        --        --         --          --
   Transfers of cost of insurance and policy
    charges.........................................    (219)  (11,565)  (6,799)   (5,824)  (21,011)    (4,032)    (11,580)
   Transfers between subaccounts, including
    fixed interest subaccount.......................      52    16,156   17,294    31,585   154,261     11,294      23,080
                                                      ------  --------  -------  --------  --------    -------    --------
Net increase in net assets resulting from capital
 share transactions.................................     214   102,034   45,484    52,498   184,496     55,488      61,565
                                                      ------  --------  -------  --------  --------    -------    --------
Net increase in net assets..........................     300   129,232   53,625    45,611   134,345     60,687      84,356
Net assets at beginning of year.....................   1,056    29,506   42,228     7,859   206,426      3,567      46,131
                                                      ------  --------  -------  --------  --------    -------    --------
      Net assets at end of year.....................  $1,356  $158,738  $95,853  $ 53,470  $340,771    $64,254    $130,487
                                                      ======  ========  =======  ========  ========    =======    ========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2000

                                                                   Investors Mark
                                                                 Series Fund, Inc.
                                                                -------------------

                                                                             Global
                                                                   Money     Fixed
                                                                   Market    Income
                                                                -----------  ------
Net investment income (loss):
   Dividend income............................................. $     9,282  $  120
   Contract charges (Note 2)...................................      (2,455)     --
                                                                -----------  ------
Net investment income (loss)...................................       6,827     120
Net realized and unrealized gain (loss) on investments:
   Net realized gain on investment transactions................          --      --
   Increase (decrease) in unrealized appreciation on
    investments................................................          --     (25)
                                                                -----------  ------
Net realized and unrealized gain (loss) on investments.........          --     (25)
                                                                -----------  ------
Net increase (decrease) in net assets resulting from operations       6,827      95
Capital share transactions:
   Transfers of net variable contract deposits.................   1,341,721      --
   Transfers of surrenders and death benefits..................          --      --
   Transfers of cost of insurance and policy charges...........     (45,981)     --
   Transfers between subaccounts, including fixed interest
    subaccount.................................................  (1,429,679)     --
                                                                -----------  ------
Net increase in net assets resulting from capital share
 transactions..................................................    (133,939)     --
                                                                -----------  ------
Net increase (decrease) in net assets..........................    (127,112)     95
Net assets at beginning of year................................     199,531   1,000
                                                                -----------  ------
      Net assets at end of year................................ $    72,419  $1,095
                                                                ===========  ======

                                                                Berger Institutional Products Trust (Berger IPT)
                                                                -----------------------------------------------
                                                                            Large       Small
                                                                             Cap       Company
                                                                 Growth     Growth     Growth     International
                                                                  Fund       Fund       Fund          Fund
                                                                 -------    --------   -------    -------------
Net investment income (loss):
   Dividend income............................................. $     0    $      0    $     0      $    909
   Contract charges (Note 2)...................................     (45)       (478)      (182)       (1,563)
                                                                 -------    --------    -------     --------
Net investment income (loss)...................................     (45)       (478)      (182)         (654)
Net realized and unrealized gain (loss) on investments:
   Net realized gain on investment transactions................     660       5,953      4,245         3,883
   Increase (decrease) in unrealized appreciation on
    investments................................................  (2,117)    (17,347)    (7,914)      (17,897)
                                                                 -------    --------    -------     --------
Net realized and unrealized gain (loss) on investments.........  (1,457)    (11,394)    (3,669)      (14,014)
                                                                 -------    --------    -------     --------
Net increase (decrease) in net assets resulting from operations  (1,502)    (11,872)    (3,851)      (14,668)
Capital share transactions:
   Transfers of net variable contract deposits.................   2,443      26,909      7,460       151,111
   Transfers of surrenders and death benefits..................    (465)     (1,218)        --            --
   Transfers of cost of insurance and policy charges...........    (951)     (9,023)    (2,979)      (22,399)
   Transfers between subaccounts, including fixed interest
    subaccount.................................................   1,379      43,040     15,559       162,715
                                                                 -------    --------    -------     --------
Net increase in net assets resulting from capital share
 transactions..................................................   2,406      59,708     20,040       291,427
                                                                 -------    --------    -------     --------
Net increase (decrease) in net assets..........................     904      47,836     16,189       276,759
Net assets at beginning of year................................   5,703      18,088     14,399        27,350
                                                                 -------    --------    -------     --------
      Net assets at end of year................................ $ 6,607    $ 65,924    $30,588      $304,109
                                                                 =======    ========    =======     ========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2000

                                                                                                      The Alger American
                                                                       Conseco Series Trust                  Fund
                                                             ---------------------------------------  ------------------
                                                                                                                American
                                                                                   Fixed   Government           Leveraged
                                                             Balanced   Equity    Income   Securities  Growth    AllCap
                                                             Portfolio Portfolio Portfolio Portfolio  Portfolio Portfolio
                                                             --------- --------- --------- ---------- --------- ---------
Net investment income (loss):
   Dividend income..........................................  $ 3,915   $ 7,145   $  137     $   62   $     --  $     --
   Contract charges (Note 2)................................     (183)      (41)      (8)        --       (637)     (518)
                                                              -------   -------   ------     ------   --------  --------
Net investment income (loss)................................    3,732     7,104      129         62       (637)     (518)
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions......      821     1,204       --         (2)    32,754    11,408
   Increase (decrease) in unrealized appreciation on
    investments.............................................   (3,669)   (8,558)      55         59    (78,653)  (46,068)
                                                              -------   -------   ------     ------   --------  --------
Net realized and unrealized gain (loss) on investments......   (2,848)   (7,354)      55         57    (45,899)  (34,660)
                                                              -------   -------   ------     ------   --------  --------
Net increase (decrease) in net assets resulting from
 operations.................................................      884      (250)     184        119    (46,536)  (35,178)
Capital share transactions:
   Transfers of net variable contract deposits..............   12,522    11,142      759        126     83,762    72,930
   Transfers of surrenders and death benefits...............       --      (535)      --         --    (10,214)   (4,252)
   Transfers of cost of insurance and policy charges........   (4,260)   (5,221)    (203)      (102)   (26,142)  (21,427)
   Transfers between subaccounts, including fixed interest
    subaccount..............................................        3     6,936       27         10     61,569    74,189
                                                              -------   -------   ------     ------   --------  --------
Net increase in net assets resulting from capital share
 transactions...............................................    8,265    12,322      583         34    108,975   121,440
                                                              -------   -------   ------     ------   --------  --------
Net increase (decrease) in net assets.......................    9,149    12,072      767        153     62,439    86,262
Net assets at beginning of year.............................   18,149    26,826    1,611        972    185,818    55,685
                                                              -------   -------   ------     ------   --------  --------
      Net assets at end of year.............................  $27,298   $38,898   $2,378     $1,125   $248,257  $141,947
                                                              =======   =======   ======     ======   ========  ========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2000

                                                                                 American Century Variable
                                                     The Alger American Fund          Portfolios, Inc.
                                                     -----------------------  -------------------------------
                                                                                 VP                              Dreyfus
                                                     American                  Income                           Socially
                                                      Mid Cap      Small        and          VP                Responsible
                                                      Growth   Capitalization  Growth   International VP Value   Growth
                                                     Portfolio   Portfolio      Fund        Fund        Fund   Fund, Inc.
                                                     --------- -------------- --------  ------------- -------- -----------
Net investment loss:
   Dividend income.................................. $     --     $    --     $    813    $     43    $   332    $   314
   Contract charges (Note 2)........................     (364)        (80)      (1,415)       (214)      (332)      (213)
                                                     --------     -------     --------    --------    -------    -------
Net investment loss.................................     (364)        (80)        (602)       (171)        --        101
Net realized and unrealized gain (loss) on
 investments:
   Net realized gain on investment transactions.....    3,795       3,276          442         666        387        678
   Increase (decrease) in unrealized appreciation
    on investments..................................   (7,315)     (6,431)     (22,554)    (10,813)     8,822     (5,212)
                                                     --------     -------     --------    --------    -------    -------
Net realized and unrealized gain (loss) on
 investments........................................   (3,520)     (3,155)     (22,112)    (10,147)     9,209     (4,534)
                                                     --------     -------     --------    --------    -------    -------
Net increase (decrease) in net assets resulting from
 operations.........................................   (3,884)     (3,235)     (22,714)    (10,318)     9,209     (4,433)
Capital share transactions:
   Transfers of net variable contract deposits......   33,569       3,535      113,660       9,439     13,558     28,123
   Transfers of surrenders and death benefits.......   (1,475)       (404)        (509)         --         --     (1,169)
   Transfers of cost of insurance and policy
    charges.........................................   (8,563)     (1,310)     (21,915)     (2,258)    (4,638)    (9,565)
   Transfers between subaccounts, including
    fixed interest subaccount.......................   72,242       2,052      172,435      39,725     17,802      7,694
                                                     --------     -------     --------    --------    -------    -------
Net increase in net assets resulting from capital
 share transactions.................................   95,773       3,873      263,671      46,906     26,722     25,083
                                                     --------     -------     --------    --------    -------    -------
Net increase in net assets..........................   91,889         638      240,957      36,588     35,931     20,650
Net assets at beginning of year.....................   19,816       8,973       58,574       2,456     21,254     18,018
                                                     --------     -------     --------    --------    -------    -------
      Net assets at end of year..................... $111,705     $ 9,611     $299,531    $ 39,044    $57,185    $38,668
                                                     ========     =======     ========    ========    =======    =======


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2000

                                                                       Dreyfus Variable
                                                                        Investment Fund        Federated Insurance Series
                                                                   ------------------------  -----------------------------
                                                          Dreyfus                             High
                                                           Stock   Disciplined International Income   International
                                                           Index      Stock        Value      Bond       Equity     Utility
                                                           Fund     Portfolio    Portfolio   Fund II     Fund II    Fund II
                                                         --------  ----------- ------------- -------  ------------- -------
Net investment income (loss):
   Dividend income...................................... $  2,672    $   141      $    7     $ 2,879     $    --    $   56
   Contract charges (Note 2)............................   (1,838)      (368)         (2)       (234)        (55)       (5)
                                                         --------    -------      ------     -------     -------    ------
Net investment income (loss)............................      834       (227)          5       2,645         (55)       51
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions..    6,186      1,050         159        (347)      1,288       (53)
   Increase (decrease) in unrealized appreciation on
    investments.........................................  (33,468)    (7,908)       (227)     (5,124)     (3,155)     (167)
                                                         --------    -------      ------     -------     -------    ------
Net realized and unrealized gain (loss) on investments..  (27,282)    (6,858)        (68)     (5,471)     (1,867)     (220)
                                                         --------    -------      ------     -------     -------    ------
Net increase in net assets resulting from operations....  (26,448)    (7,085)        (63)     (2,826)     (1,922)     (169)
Capital share transactions:
   Transfers of net variable contract deposits..........   90,162     32,218          92      14,260       2,976     1,002
   Transfers of surrenders and death benefits...........   (1,273)        --          --          --          --        --
   Transfers of cost of insurance and policy charges....  (26,669)    (9,839)        (66)     (3,596)       (940)     (320)
   Transfers between subaccounts, including fixed
    interest subaccount.................................  225,889     13,393         421         108       4,240      (644)
                                                         --------    -------      ------     -------     -------    ------
Net increase in net assets resulting from capital share
 transactions...........................................  288,109     35,772         447      10,772       6,276        38
                                                         --------    -------      ------     -------     -------    ------
Net increase in net assets..............................  261,661     28,687         384       7,946       4,354      (131)
Net assets at beginning of year.........................   70,168     36,735       1,322      18,445       4,814     1,683
                                                         --------    -------      ------     -------     -------    ------
      Net assets at end of year......................... $331,829    $65,422      $1,706     $26,391     $ 9,168    $1,552
                                                         ========    =======      ======     =======     =======    ======


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2000


                                                                                 Neuberger & Berman
                                        INVESCO Variable     Lazard Retirement   Advisors Management
                                        Investment Funds       Series, Inc.             Trust
                                       ------------------  --------------------  ------------------
                                                                                  Limited
                                       VIF--High VIF--Core Retirement Retirement Maturity              Strong
                                         Yield    Equity     Equity   Small Cap    Bond    Partners  Opportunity
                                         Fund      Fund    Portfolio  Portfolio  Portfolio Portfolio   Fund II
                                       --------- --------- ---------- ---------- --------- --------- -----------
Net investment income (loss):
   Dividend income....................  $    86   $    16    $  178    $  1,881   $  100    $    66    $    47
   Contract charges (Note 2)..........      (12)     (125)       (2)       (727)      (9)       (68)      (157)
                                        -------   -------    ------    --------   ------    -------    -------
Net investment income (loss)..........       74      (109)      176       1,154       91         (2)      (110)
Net realized and unrealized gain
 (loss) on investments:
   Net realized gain (loss) on
    investment transactions...........      (23)    1,151         2         426      (41)     1,135      4,351
   Increase (decrease) in unrealized
    appreciation on investments.......   (1,003)     (456)     (184)     17,938       88       (733)    (2,878)
                                        -------   -------    ------    --------   ------    -------    -------
Net realized and unrealized gain
 (loss) on investments................   (1,026)      695      (182)     18,364       47        402      1,473
                                        -------   -------    ------    --------   ------    -------    -------
Net increase in net assets resulting
 from operations......................     (952)      586        (6)     19,518      138        400      1,363
Capital share transactions:
   Transfers of net variable
    contract deposits.................    2,116    10,446        92      18,680      834     15,398      9,117
   Transfers of surrenders and
    death benefits....................       --        --        --          --     (435)        --         --
   Transfers of cost of insurance
    and policy charges................     (430)   (2,991)      (68)     (6,630)    (276)    (2,283)    (4,318)
   Transfers between subaccounts,
    including fixed interest
    subaccount........................    3,205     2,913       421     140,770      457       (353)     2,670
                                        -------   -------    ------    --------   ------    -------    -------
Net increase in net assets resulting
 from capital share transactions......    4,891    10,368       445     152,820      580     12,762      7,469
                                        -------   -------    ------    --------   ------    -------    -------
Net increase in net assets............    3,939    10,954       439     172,338      718     13,162      8,832
Net assets at beginning of year.......    5,263     8,132     1,133       5,253    1,685      5,785     12,781
                                        -------   -------    ------    --------   ------    -------    -------
      Net assets at end of year.......  $ 9,202   $19,086    $1,572    $177,591   $2,403    $18,947    $21,613
                                        =======   =======    ======    ========   ======    =======    =======

                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2000

                                                                  Strong
                                                                 Variable
                                                                 Insurance
                                                                Funds, Inc.    Van Eck Worldwide Insurance Trust
                                                                ----------- --------------------------------------
                                                                                      Worldwide Worldwide Worldwide
                                                                  Mid Cap   Worldwide Emerging    Hard      Real
                                                                  Growth      Bond     Markets   Assets    Estate
                                                                  Fund II     Fund      Fund      Fund      Fund
                                                                ----------- --------- --------- --------- ---------
Net investment income (loss):
   Dividend income.............................................  $     --     $ 44     $    --   $    61   $   22
   Contract charges (Note 2)...................................      (517)      --         (92)      (49)      --
                                                                 --------     ----     -------   -------   ------
Net investment income (loss)...................................      (517)      44         (92)       12       22
Net realized and unrealized gain (loss) on investments:
   Net realized gain on investment transactions................    12,313       --       1,027       140       --
   Increase (decrease) in unrealized appreciation on
    investments................................................   (35,611)     (27)     (8,436)      360      173
                                                                 --------     ----     -------   -------   ------
Net realized and unrealized gain (loss) on investments.........   (23,298)     (27)     (7,409)      500      173
                                                                 --------     ----     -------   -------   ------
Net increase (decrease) in net assets resulting from operations   (23,815)      17      (7,501)      512      195
Capital share transactions:
   Transfers of net variable contract deposits.................    43,815       --       5,736     5,069      204
   Transfers of surrenders and death benefits..................    (1,937)      --          --        --       --
   Transfers of cost of insurance and policy charges...........   (14,532)      --      (1,626)   (1,288)    (114)
   Transfers between subaccounts, including fixed interest
    subaccount.................................................    53,970       --       5,420        --       24
                                                                 --------     ----     -------   -------   ------
Net increase in net assets resulting from capital share
 transactions..................................................    81,316       --       9,530     3,781      114
                                                                 --------     ----     -------   -------   ------
Net increase (decrease) in net assets..........................    57,501       17       2,029     4,293      309
Net assets at beginning of year................................    26,636      932       8,814     5,720      992
                                                                 --------     ----     -------   -------   ------
      Net assets at end of year................................  $ 84,137     $949     $10,843   $10,013   $1,301
                                                                 ========     ====     =======   =======   ======



                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         Year ended December 31, 2000


                                                                                       Variable Insurance
                                                                Variable Insurance      Products Fund II
                                                                Products Fund (VIP)         (VIP II)
                                                             ------------------------  ------------------
                                                             Fidelity VIP Fidelity VIP  Fidelity VIP II
                                                               Overseas      Growth        Contrafund
                                                              Portfolio    Portfolio       Portfolio         Total
                                                             ------------ ------------ ------------------ ----------
Net investment income (loss):
   Dividend income..........................................   $    --       $   --          $   --       $   37,775
   Contract charges (Note 2)................................       (87)          (2)             (4)         (17,243)
                                                               -------       ------          ------       ----------
Net investment income (loss)................................       (87)          (2)             (4)          20,532
Net realized and unrealized gain (loss) on investments:
   Net realized gain (loss) on investment transactions......        (9)          (1)             --          155,885
   Decrease in unrealized appreciation on investments.......    (3,450)        (177)            (19)        (362,970)
                                                               -------       ------          ------       ----------
Net realized and unrealized loss on investments.............    (3,459)        (178)            (19)        (207,085)
                                                               -------       ------          ------       ----------
Net decrease in net assets resulting from operations........    (3,546)        (180)            (23)        (186,553)
Capital share transactions:
   Transfers of net variable contract deposits..............     6,204          420              95        2,480,792
   Transfers of surrenders and death benefits...............        --           --              --          (23,886)
   Transfers of cost of insurance and policy charges........      (528)        (220)            (82)        (324,783)
   Transfers between subaccounts, including fixed interest
    subaccount..............................................    29,432        3,890           3,324           (9,030)
                                                               -------       ------          ------       ----------
Net increase in net assets resulting from capital share
 transactions...............................................    35,108        4,090           3,337        2,123,093
Net increase in net assets..................................    31,562        3,910           3,314        1,936,540
Net assets at beginning of year.............................        --           --              --        1,237,289
                                                               -------       ------          ------       ----------
      Net assets at end of year.............................   $31,562       $3,910          $3,314       $3,173,829
                                                               =======       ======          ======       ==========



                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 2002

1. Summary of Significant Accounting Policies

  Organization

     BMA Variable Life Account A (the Account) is a separate account of Business Men's Assurance Company of America (BMA) established to fund flexible premium variable life insurance policies. The Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended.

  Investments

   Deposits received by the Account are invested in 46 separate subaccounts, each of which invests solely in the various funds (mutual funds not otherwise available to the public) as directed by the owners. Amounts may be invested in shares of the following portfolios:

   Investors Mark Series Fund, Inc. (IMSF): Balanced, Growth and Income, Large Cap Value, Small Cap Equity, Large Cap Growth, Intermediate Fixed Income, Mid Cap Equity, Money Market and Global Fixed Income.

   Berger Institutional Products Trust (Berger IPT): Growth Fund, Large Cap Growth Fund, Small Company Growth Fund and International Fund.

   Conseco Series Trust: Balanced Portfolio, Equity Portfolio, Fixed Income Portfolio and Government Securities Portfolio.

   The Alger American Fund: Growth Portfolio, American Leveraged AllCap Portfolio, American Mid Cap Growth Portfolio and Small Capitalization Portfolio.

   American Century Variable Portfolios, Inc.: VP Income and Growth Fund, VP International Fund and VP Value Fund.

   Dreyfus Socially Responsible Growth Fund, Inc.

   Dreyfus Stock Index Fund.

   Dreyfus Variable Investment Fund: Disciplined Stock Portfolio and International Value Portfolio.

   Federated Insurance Series: High Income Bond Fund II, International Equity Fund II and Utility Fund II.

   INVESCO Variable Investment Funds: VIF--High Yield Fund and VIF--Core Equity Fund.

   Lazard Retirement Series, Inc.: Retirement Equity Portfolio and Retirement Small Cap Portfolio.

   Neuberger & Berman Advisors Management Trust: Limited Maturity Bond Portfolio and Partners Portfolio.

   Strong Opportunity Fund II.

   Strong Variable Insurance Funds, Inc.: Mid Cap Growth Fund II.

   Van Eck Worldwide Insurance Trust: Worldwide Bond Fund, Worldwide Emerging Markets Fund, Worldwide Hard Assets Fund and Worldwide Real Estate Fund.

   Variable Insurance Products Fund (VIP): Fidelity VIP Overseas Portfolio and Fidelity VIP Growth Portfolio.

   Variable Insurance Products Funds II (VIP II): Fidelity VIP II Contrafund Portfolio.

                          BMA VARIABLE LIFE ACCOUNT A

  Management of the Funds

   Under the terms of the investment advisory contracts, portfolio investments of the underlying mutual funds of Investors Mark Series Fund are made by Investors Mark Advisors, LLC (IMA), which is owned by Jones & Babson, Inc., a wholly-owned subsidiary of BMA. IMA has engaged Standish Mellon Asset Management Company, LLC to provide subadvisory services for the Intermediate Fixed Income Portfolio, the Mid Cap Equity Portfolio, the Money Market Portfolio, and the Global Fixed Income Portfolio. IMA has engaged Stein Roe & Farnam, Inc. to provide subadvisory services for the Small Cap Equity Portfolio and the Large Cap Growth Portfolio. IMA has engaged David L. Babson & Co., Inc. to provide subadvisory services for the Large Cap Value Portfolio. IMA has engaged Lord Abbett to provide subadvisory services for the Growth and Income Portfolio. IMA has engaged Kornitzer Capital Management, Inc. to provide subadvisory services for the Balanced Portfolio.

   Berger Institutional Products Trust is a mutual fund with multiple portfolios. Berger Financial Group LLC is the investment advisor to all portfolios. Berger Financial Group LLC has retained Bank of Ireland Asset Management (U.S.) as subadviser to the Berger IPT--International Fund.

   Conseco Series Trust is a mutual fund with multiple portfolios. Conseco Capital Management, Inc. is the investment advisor to the portfolios.

   The Alger American Fund is a mutual fund with multiple portfolios. Fred Alger Management, Inc. serves as investment advisor.

   American Century Variable Portfolios, Inc. is a series of funds managed by American Century Investment Management, Inc.

   The Dreyfus Socially Responsible Growth Fund, Inc. is managed by The Dreyfus Corporation. Dreyfus has hired NCM Capital Management Group, Inc. to serve as sub-investment advisor and to provide day-to-day management of the fund's investments.

   The Dreyfus Corporation serves as the Dreyfus Stock Index Fund's manager. Dreyfus has hired an affiliate, Mellon Equity Associates, to serve as the fund's index fund manager and to provide day-to-day management of the fund's investments.

   The Dreyfus Variable Investment Fund is a mutual fund with multiple portfolios. The Dreyfus Corporation serves as the investment advisor.

   Federated Insurance Series is a mutual fund with multiple portfolios. Federated Advisors is the investment advisor.

   INVESCO Variable Investment Funds, Inc. is a mutual fund with multiple portfolios. INVESCO Funds Group, Inc. is the investment advisor.

   Lazard Retirement Series, Inc. is a mutual fund with multiple portfolios. Lazard Asset Management, a division of Lazard Freres & Co. LLC, is the investment manager for each portfolio.

   Each portfolio of Neuberger & Berman Advisors Management Trust invests in a corresponding series of Advisors Managers Trust. All series of Advisors Managers Trust are managed by Neuberger & Berman Management, Inc.

                          BMA VARIABLE LIFE ACCOUNT A

1. Summary of Significant Accounting Policies (Continued)

   Strong Opportunity Fund II is a mutual fund managed by Strong Capital Management, Inc.

   Strong Variable Insurance Funds, Inc. is a mutual fund with multiple series. Strong Capital Management, Inc. serves as the investment advisor.

   Van Eck Worldwide Insurance Trust is a mutual fund with multiple portfolios managed by Van Eck Associates Corporation.

   Variable Insurance Products Fund and Variable Insurance Products Fund II are each mutual funds managed by Fidelity Management and Research Company.

  Investment Valuation

   Investments in mutual fund shares are carried in the statement of net assets at market value (net asset value of the underlying mutual fund). The first-in, first-out method is used to determine gains and losses. Security transactions are accounted for on the trade date, and dividend income from the funds to the Account is recorded on the ex-dividend date and reinvested upon receipt. Capital gain distributions from the mutual funds to the Account also are reinvested upon receipt.

   The cost of investments purchased and proceeds from investment securities sold by each subaccount were as follows:

                                                        Year ended December 31,
                                    ----------------------------------------------------------------
                                            2002                  2001                 2000
                                    --------------------- -------------------- ---------------------
                                     Cost of    Proceeds   Cost of   Proceeds   Cost of    Proceeds
                                    Purchases  from Sales Purchases from Sales Purchases  from Sales
                                    ---------- ---------- --------- ---------- ---------- ----------
Investors Mark Series Fund, Inc.:
   Balanced........................ $   73,784 $    5,452 $ 57,509   $    434  $      280 $       --
   Growth and Income...............    292,888     40,936  158,383      7,946     116,087     10,987
   Large Cap Value.................     33,341     57,359   42,022      5,754      47,580      3,467
   Small Cap Equity................     79,155     12,199   98,880      5,946      68,579      5,012
   Large Cap Growth................     58,132     67,453  100,958     15,901     211,038     15,785
   Intermediate Fixed Income.......     95,531     22,153   77,640      4,526      61,779      3,138
   Mid Cap Equity..................     84,434     64,538   85,442      6,642      94,480     21,450
   Money Market....................  1,602,569  1,288,718  986,779    750,401   1,440,157  1,567,488
   Global Fixed Income.............     24,631      3,415    4,730        347         119         --
Berger Institutional Products Trust
  (Berger IPT):
   Growth Fund.....................         --      1,024      317      1,279       3,624      1,081
   Large Cap Growth Fund...........        436      5,284    9,613     12,217      73,771     12,729
   Small Company Growth Fund.......      5,289      3,624   12,120      8,555      27,054      7,043
   International Fund..............    115,453     14,265  130,599     17,481     333,557     41,775
Conseco Series Trust:
   Balanced Portfolio..............        295      4,815    5,400     17,078      15,850      4,029
   Equity Portfolio................        281      6,928   12,750     11,434      24,068      4,848
   Fixed Income Portfolio..........        150      1,365      490        109         712         --
   Government Securities Portfolio.         12      1,168       58         46         126         29

                          BMA VARIABLE LIFE ACCOUNT A

                                                               Year ended December 31,
                                            --------------------------------------------------------------
                                                    2002                 2001                 2000
                                            -------------------- -------------------- --------------------
                                             Cost of   Proceeds   Cost of   Proceeds   Cost of   Proceeds
                                            Purchases from Sales Purchases from Sales Purchases from Sales
                                            --------- ---------- --------- ---------- --------- ----------
The Alger American Fund:
   Growth Portfolio........................ $107,271   $23,419   $122,984   $19,730   $164,027   $24,076
   American Leveraged AllCap Portfolio.....  169,507    32,159    104,683    18,993    145,801    17,960
   American Mid Cap Growth Portfolio.......  240,260    19,803    165,394    10,302    102,796     4,364
   Small Capitalization Portfolio..........      724     1,496      2,395       782      8,153     1,096
American Century Variable Portfolios, Inc.:
   VP Income and Growth Fund...............  252,250    25,407    123,047    27,342    272,832     9,770
   VP International Fund...................    1,905     2,688      6,089     8,281     59,431    12,073
   VP Value Fund...........................  151,232    14,270     81,692     5,038     30,190     2,559
Dreyfus Socially Responsible Growth Fund,
  Inc......................................       33     5,980     10,012    15,831     31,436     6,219
Dreyfus Stock Index Fund...................  169,811    21,254    144,906     7,421    312,428    18,750
Dreyfus Variable Investment Fund:
   Disciplined Stock Portfolio.............   63,167     5,914     21,430    32,541     43,652     7,482
   International Value Portfolio...........        2     1,193        110       482        642        30
Federated Insurance Series:
   High Income Bond Fund II................       93       986      3,549    27,172     17,196     3,782
   International Equity Fund II............       --     1,609      3,389     4,046      7,735       232
   Utility Fund II.........................       55       821        289       352        902       792
INVESCO Variable Investment Funds:
   VIF--High Yield Fund....................   38,588     2,079      3,435       676      5,145       170
   VIF--Core Equity Fund...................   58,339    11,978     32,869    15,517     13,027     1,552
Lazard Retirement Series, Inc.:
   Retirement Equity Portfolio.............       --     1,010         56       472        654        32
   Retirement Small Cap Portfolio..........  223,921    22,465     31,632     8,082    158,044     4,274
Neuberger & Berman Advisors
  Management Trust:
   Limited Maturity Bond Portfolio.........      104     1,524        149       383      1,407       720
   Partners Portfolio......................       15     1,191      1,170    15,816     15,687     1,593
Strong Opportunity Fund II.................    2,375     8,782     21,534     5,340     26,646    16,769
Strong Variable Insurance Funds, Inc.:
   Mid Cap Growth Fund II..................        1     7,225     21,213    23,088    100,442    13,183
Van Eck Worldwide Insurance Trust:
   Worldwide Bond Fund.....................       --       924         40        --         44        --
   Worldwide Emerging Markets Fund.........        6     1,556      1,097     8,018     12,322     2,881
   Worldwide Hard Assets Fund..............       63     2,200        107     1,483      5,133     1,325
   Worldwide Real Estate Fund..............       44     1,394        137        37        136        --
Variable Insurance Products Fund (VIP):
   Fidelity VIP Overseas Portfolio.........   67,298    10,083     22,530     1,793     35,176       131
   Fidelity VIP Growth Portfolio...........   61,478    10,848     86,041     9,592      4,087         8

                          BMA VARIABLE LIFE ACCOUNT A

                                                    Year ended December 31,
                               -----------------------------------------------------------------
                                       2002                  2001                  2000
                               --------------------- --------------------- ---------------------
                                Cost of    Proceeds   Cost of    Proceeds   Cost of    Proceeds
                               Purchases  from Sales Purchases  from Sales Purchases  from Sales
                               ---------- ---------- ---------- ---------- ---------- ----------
Variable Insurance Products
  Fund II (VIP II):
   Fidelity VIP II Contrafund
     Portfolio................ $  115,428 $    9,480 $   28,493 $    2,936 $    3,338 $        5
                               ---------- ---------- ---------- ---------- ---------- ----------
       Total.................. $4,190,351 $1,850,434 $2,824,162 $1,137,642 $4,097,370 $1,850,689
                               ========== ========== ========== ========== ========== ==========

  Federal Income Taxes

   The operations of the Account form a part of, and are taxed with, the operations of BMA, which is taxed as a life insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Account's net investment income or net realized gain on investments. Accordingly, no charge for income tax is currently being made to the Account. If such taxes are incurred by BMA in the future, a charge to the Account may be assessed.

  Use of Estimates

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Variable Life Contract Charges

   The Account pays BMA certain amounts relating to the distribution and administration of the policies funded by the Account and as reimbursement for certain mortality and other risks assumed by BMA.

   Premium Charges: BMA deducts a premium charge from each premium payment of 5.5% of all premiums in the first through the 10th policy year and 4.0% of all premiums in the 11th and later policy years.

   Risk Charge: BMA deducts a risk charge each month of .80%, on an annual basis, of the accumulation value in the separate account for the first through 10th policy year and .40%, on an annual basis, of the accumulation value in the separate account for the 11th policy year and thereafter.

   Policy Charges: The Account deducts a policy charge of $25 per month in the first policy year and $5 per month thereafter.

   Cost of Insurance: A deduction for cost of insurance and cost of any riders also is made monthly. This charge will depend on the specified amount, the accumulation value and the sex, age and rate class of the primary insured.

   Surrender Charge: A surrender charge will be imposed in the event of a partial or full surrender in excess of 10% of the unloaned accumulation value. The surrender charge will depend on the sex, age and rate class of the primary insured. In addition, a fee of $25 will be assessed for partial surrender in excess of 10% of the unloaned accumulation values.

                          BMA VARIABLE LIFE ACCOUNT A

2. Variable Life Contract Charges (Continued)

   Charges retained by BMA from the proceeds of sales of variable life contracts aggregated $41,429, $28,700 and $17,243 during the years ended December 31, 2002, 2001 and 2000, respectively.

3. Summary of Unit Transactions

   Transactions in units of each subaccount were as follows:

                                                                       Net
                                                    Units   Units    Increase
                                                    Sold   Redeemed (Decrease)
                                                   ------- -------- ----------
 Year ended December 31, 2002
 Investors Mark Series Fund, Inc.:
    Balanced......................................   7,649   1,219     6,430
    Growth and Income.............................  25,073   4,078    20,995
    Large Cap Value...............................   3,162   5,394    (2,232)
    Small Cap Equity..............................   6,658   1,581     5,077
    Large Cap Growth..............................   8,635   8,966      (331)
    Intermediate Fixed Income.....................   6,900   1,623     5,277
    Mid Cap Equity................................   3,745   2,226     1,519
    Money Market.................................. 159,963 133,538    26,425
    Global Fixed Income...........................   2,144     399     1,745
 Berger Institutional Products Trust (Berger IPT):
    Growth Fund...................................      --     140      (140)
    Large Cap Growth Fund.........................      --     566      (566)
    Small Company Growth Fund.....................     682     362       320
    International Fund............................  14,734   4,706    10,028
 Conseco Series Trust:
    Balanced Portfolio............................      --     364      (364)
    Equity Portfolio..............................      --     442      (442)
    Fixed Income Portfolio........................      --     108      (108)
    Government Securities Portfolio...............      --     100      (100)
 The Alger American Fund:
    Growth Portfolio..............................  14,657   5,106     9,551
    American Leveraged AllCap Portfolio...........  17,906   5,331    12,575
    American Mid Cap Growth Portfolio.............  20,082   3,109    16,973
    Small Capitalization Portfolio................     114     205       (91)
 American Century Variable Portfolios, Inc.:
    VP Income and Growth Fund.....................  30,039   5,138    24,901
    VP International Fund.........................     186     283       (97)
    VP Value Fund.................................  12,720   2,428    10,292
 Dreyfus Socially Responsible Growth Fund, Inc....      --     710      (710)
 Dreyfus Stock Index Fund.........................  24,097   8,131    15,966
 Dreyfus Variable Investment Fund:
    Disciplined Stock Portfolio...................   7,647   1,026     6,621
    International Value Portfolio.................      --     101      (101)
 Federated Insurance Series:
    High Income Bond Fund II......................      --     100      (100)
    International Equity Fund II..................      --     157      (157)
    Utility Fund II...............................      --     108      (108)

                          BMA VARIABLE LIFE ACCOUNT A

                                                                       Net
                                                    Units   Units    Increase
                                                    Sold   Redeemed (Decrease)
                                                    ------ -------- ----------
  Year ended December 31, 2002 (Continued)
  INVESCO Variable Investment Funds:
     VIF--High Yield Fund..........................  4,730     556     4,174
     VIF--Core Equity Fund.........................  6,517   2,006     4,511
  Lazard Retirement Series, Inc.:
     Retirement Equity Portfolio...................     --     100      (100)
     Retirement Small Cap Portfolio................ 17,097   3,066    14,031
  Neuberger & Berman Advisors Management Trust:
     Limited Maturity Bond Portfolio...............     --     127      (127)
     Partners Portfolio............................     --     114      (114)
  Strong Opportunity Fund II.......................    154     673      (519)
  Strong Variable Insurance Funds, Inc.:
     Mid Cap Growth Fund II........................     --     731      (731)
  Van Eck Worldwide Insurance Trust:
     Worldwide Bond Fund...........................     --     100      (100)
     Worldwide Emerging Markets Fund...............     --     121      (121)
     Worldwide Hard Assets Fund....................     --     173      (173)
     Worldwide Real Estate Fund....................     --     105      (105)
  Variable Insurance Products Fund (VIP):
     Fidelity VIP Overseas Portfolio............... 11,478   2,131     9,347
     Fidelity VIP Growth Portfolio................. 12,661   3,903     8,758
  Variable Insurance Products Fund II (VIP II):
     Fidelity VIP II Contrafund Portfolio.......... 14,589   1,221    13,368
  Year ended December 31, 2001
  Investors Mark Series Fund, Inc.:
     Balanced......................................  5,119     171     4,948
     Growth and Income............................. 12,121   1,589    10,532
     Large Cap Value...............................  4,040     966     3,074
     Small Cap Equity..............................  6,866     846     6,020
     Large Cap Growth..............................  9,910   2,780     7,130
     Intermediate Fixed Income.....................  6,370     658     5,712
     Mid Cap Equity................................  6,711   1,248     5,463
     Money Market.................................. 97,206  77,069    20,137
     Global Fixed Income...........................    401      32       369
  Berger Institutional Products Trust (Berger IPT):
     Growth Fund...................................     50     153      (103)
     Large Cap Growth Fund.........................    905   1,206      (301)
     Small Company Growth Fund.....................    582     429       153
     International Fund............................ 12,546   4,044     8,502
  Conseco Series Trust:
     Balanced Portfolio............................    501   1,377      (876)
     Equity Portfolio..............................    902     856        46
     Fixed Income Portfolio........................     40      19        21
     Government Securities Portfolio...............     --       4        (4)

                          BMA VARIABLE LIFE ACCOUNT A

                                                                     Net
                                                  Units   Units    Increase
                                                  Sold   Redeemed (Decrease)
                                                  ------ -------- ----------
   Year ended December 31, 2001 (Continued)
   The Alger American Fund:
      Growth Portfolio...........................  9,864  3,746      6,118
      Leveraged AllCap Portfolio.................  8,680  2,822      5,858
      Mid Cap Growth Portfolio...................  7,950  1,654      6,296
      Small Capitalization Portfolio.............    274    118        156
   American Century Variable Portfolios, Inc.:
      VP Income and Growth Fund.................. 13,749  4,728      9,021
      VP International Fund......................    261    778       (517)
      VP Value Fund..............................  7,272  1,134      6,138
   Dreyfus Socially Responsible Growth Fund, Inc.  1,221  1,879       (658)
   Dreyfus Stock Index Fund...................... 16,880  4,387     12,493
   Dreyfus Variable Investment Fund:
      Disciplined Stock Portfolio................  2,393  3,293       (900)
      International Value Portfolio..............      6     40        (34)
   Federated Insurance Series:
      High Income Bond Fund II...................      5  2,748     (2,743)
      International Equity Fund II...............    196    355       (159)
      Utility Fund II............................     22     36        (14)
   INVESCO Variable Investment Funds:
      VIF--High Yield Fund.......................    374    172        202
      VIF--Core Equity Fund......................  3,115  1,601      1,514
   Lazard Retirement Series, Inc.:
      Retirement Equity Portfolio................      6     45        (39)
      Retirement Small Cap Portfolio.............  2,706  1,077      1,629
   Neuberger & Berman Advisors Management Trust:
      Limited Maturity Bond Portfolio............     --     32        (32)
      Partners Portfolio.........................    194  1,605     (1,411)
   Strong Opportunity Fund II....................  1,041    326        715
   Strong Variable Insurance Funds, Inc.:
      Mid Cap Growth Fund II.....................  1,761  2,030       (269)
   Van Eck Worldwide Insurance Trust:
      Worldwide Bond Fund........................     --     --         --
      Worldwide Emerging Markets Fund............     69    714       (645)
      Worldwide Hard Assets Fund.................      1    121       (120)
      Worldwide Real Estate Fund.................     15     10          5
   Variable Insurance Products Fund (VIP):
      Fidelity VIP Overseas Portfolio............  2,920    665      2,255
      Fidelity VIP Growth Portfolio.............. 12,137  1,632     10,505
   Variable Insurance Products Fund II (VIP II):
      Fidelity VIP II Contrafund Portfolio.......  3,508    386      3,122

                          BMA VARIABLE LIFE ACCOUNT A

                                                                       Net
                                                    Units   Units    Increase
                                                    Sold   Redeemed (Decrease)
                                                   ------- -------- ----------
 Year ended December 31, 2000
 Investors Mark Series Fund, Inc.:
    Balanced......................................      37      19        18
    Growth and Income.............................   9,929     996     8,933
    Large Cap Value...............................   5,269     726     4,543
    Small Cap Equity..............................   3,013     310     2,703
    Large Cap Growth..............................  13,560   1,464    12,096
    Intermediate Fixed Income.....................   5,850     406     5,444
    Mid Cap Equity................................   6,208   1,008     5,200
    Money Market.................................. 128,236 140,727   (12,491)
    Global Fixed Income...........................      --      --        --
 Berger Institutional Products Trust (Berger IPT):
    Growth Fund...................................     230      86       144
    Large Cap Growth Fund.........................   3,737     578     3,159
    Small Company Growth Fund.....................     980     137       843
    International Fund............................  24,905   1,899    23,006
 Conseco Series Trust:
    Balanced Portfolio............................     812     285       527
    Equity Portfolio..............................     966     305       661
    Fixed Income Portfolio........................      76      20        56
    Government Securities Portfolio...............      14      10         4
 The Alger American Fund:
    Growth Portfolio..............................   9,676   2,643     7,033
    Leveraged AllCap Portfolio....................   7,741   1,319     6,422
    Mid Cap Growth Portfolio......................   6,193     635     5,558
    Small Capitalization Portfolio................     376     115       261
 American Century Variable Portfolios, Inc.:
    VP Income and Growth Fund.....................  24,152   2,044    22,108
    VP International Fund.........................   2,732     159     2,573
    VP Value Fund.................................   3,238     487     2,751
 Dreyfus Socially Responsible Growth Fund, Inc....   2,604     791     1,813
 Dreyfus Stock Index Fund.........................  25,645   2,474    23,171
 Dreyfus Variable Investment Fund:
    Disciplined Stock Portfolio...................   3,594     817     2,777
    International Value Portfolio.................      40       6        34
 Federated Insurance Series:
    High Income Bond Fund II......................   1,422     387     1,035
    International Equity Fund II..................     409      57       352
    Utility Fund II...............................      95      93         2
 INVESCO Variable Investment Funds:
    VIF--High Yield Fund..........................     518      42       476
    VIF--Core Equity Fund.........................   1,103     255       848

                          BMA VARIABLE LIFE ACCOUNT A

                                                                     Net
                                                  Units   Units    Increase
                                                  Sold   Redeemed (Decrease)
                                                  ------ -------- ----------
    Year ended December 31, 2000 (Continued)
    Lazard Retirement Series, Inc.:
       Retirement Equity Portfolio...............     45     6          39
       Retirement Small Cap Portfolio............ 13,841   613      13,228
    Neuberger & Berman Advisors Management Trust:
       Limited Maturity Bond Portfolio...........    127    71          56
       Partners Portfolio........................  1,436   251       1,185
    Strong Opportunity Fund II...................    835   304         531
    Strong Variable Insurance Funds, Inc.:
       Mid Cap Growth Fund II....................  4,134   767       3,367
    Van Eck Worldwide Insurance Trust:
       Worldwide Bond Fund.......................     --    --          --
       Worldwide Emerging Markets Fund...........    590   102         488
       Worldwide Hard Assets Fund................    386   110         276
       Worldwide Real Estate Fund................     21    10          11
    Variable Insurance Products Fund (VIP):
       Fidelity VIP Overseas Portfolio...........  3,779    68       3,711
       Fidelity VIP Growth Portfolio.............    493    26         467
    Variable Insurance Products Fund II (VIP II):
       Fidelity VIP II Contrafund Portfolio......    365     9         356

4. Unit Fair Values

     The Company sells two different variable life products which have unique combinations of features and fees that are charged against the contract owner's account balance. All charges are assessed through the redemption of units. Unit value information and financial ratios for each subaccount are as follows:

                                                                           Investment
                                                         Unit                Income   Expense   Total
                                                  Units  Value  Net Assets   Ratio*   Ratio** Return***
                                                  ------ ------ ---------- ---------- ------- ---------
Year ended December 31, 2002
Investors Mark Series Fund, Inc. (MSF):
   Balanced...................................... 11,496 $10.26  $117,903     3.94%     N/A    (13.48)%
   Growth and Income............................. 42,915  10.64   456,717     0.90%     N/A    (18.29)%
   Large Cap Value...............................  9,567   9.55    91,393     0.97%     N/A    (11.62)%
   Small Cap Equity.............................. 14,253  11.51   164,065     0.00%     N/A    (24.79)%
   Large Cap Growth.............................. 32,695   7.10   232,139     0.00%     N/A    (28.48)%
   Intermediate Fixed Income..................... 16,791  12.76   214,252     5.14%     N/A      7.45%
   Mid Cap Equity................................ 16,421  11.64   191,058     0.26%     N/A    (13.51)%
   Money Market.................................. 53,082  11.70   621,269     1.36%     N/A      1.47%
   Global Fixed Income...........................  2,213  12.23    27,061     3.82%     N/A      6.97%
Berger Institutional Products Trust (Berger IPT):
   Growth Fund...................................    255   5.40     1,379     0.00%     N/A    (39.65)%
   Large Cap Growth Fund.........................  3,316   7.82    25,923     1.27%     N/A    (33.64)%

                          BMA VARIABLE LIFE ACCOUNT A

                                                                        Investment
                                                      Unit                Income   Expense   Total
                                               Units  Value  Net Assets   Ratio*   Ratio** Return***
                                               ------ ------ ---------- ---------- ------- ---------
Year ended December 31, 2002 (Continued)
   Small Company Growth Fund..................  1,978 $ 6.86  $ 13,576     0.00%     N/A    (49.26)%
   International Fund......................... 43,551   7.62   332,083     3.70%     N/A    (21.31)%
Conseco Series Trust:
   Asset Allocation Portfolio.................    599  12.08     7,183     2.98%     N/A    (12.87)%
   Common Stock Portfolio.....................  1,872  13.32    24,944     0.32%     N/A    (13.42)%
   Corporate Bond Portfolio...................    126  12.52     1,572     5.68%     N/A      4.68%
The Alger American Fund:
   American Growth Portfolio.................. 35,092   7.55   265,061     0.04%     N/A    (32.99)%
   American Leveraged AllCap Portfolio........ 27,537   8.66   238,477     0.01%     N/A    (33.91)%
   American MidCap Growth Portfolio........... 30,158  10.67   322,342     0.00%     N/A    (29.54)%
   American Small Capitalization Portfolio....    881   6.12     5,394     0.00%     N/A    (26.22)%
American Century Variable Portfolios, Inc.:
   VP Income and Growth Fund.................. 60,713   8.26   501,650     0.86%     N/A    (19.37)%
   VP International Fund......................  2,102   8.11    17,043     0.79%     N/A    (20.37)%
   VP Value Fund.............................. 21,335  11.50   245,521     0.76%     N/A    (12.62)%
Dreyfus Socially Responsible Growth Fund, Inc.  1,727   6.87    11,867     0.19%     N/A     28.94%
Dreyfus Stock Index Fund...................... 57,127   7.89   450,851     1.41%     N/A    (22.36)%
Dreyfus Variable Investment Fund:
   Disciplined Stock Portfolio................ 11,389   7.75    88,238     1.07%     N/A    (22.61)%
Federated Insurance Series:
   International Equity Fund II...............    278   8.42     2,338     0.00%     N/A    (23.11)%
   Utility Fund II............................     40   6.29       250     9.89%     N/A    (24.48)%
INVESCO Variable Investment Funds:
   VIF--High Yield Fund.......................  5,337   8.03    42,869    18.53%     N/A     (1.30)%
   VIF--Core Equity Fund......................  7,559   9.16    69,285     2.31%     N/A    (19.11)%
Lazard Retirement Series, Inc.:
   Retirement Small Cap Portfolio............. 29,379  12.64   371,434     0.00%     N/A     17.68%
Neuberger & Berman Advisors Management
  Trust:
   Limited Maturity Bond Portfolio............     62  12.44       767     8.39%     N/A      5.34%
   Partners Portfolio.........................    187   8.16     1,523     0.69%     N/A    (24.14)%
Strong Opportunity Fund II....................  1,634  10.60    17,333     0.35%     N/A    (26.82)%
Strong Variable Insurance Funds, Inc.:
   Mid Cap Growth Fund II.....................  3,611   7.89    28,500     0.00%     N/A    (37.55)%
Van Eck Worldwide Insurance Trust:
   Worldwide Emerging Markets Fund............    160  11.18     1,788     0.25%     N/A     (3.02)%
   Worldwide Hard Assets Fund.................    467  11.46     5,352     0.99%     N/A     (2.85)%
   Worldwide Real Estate Fund.................     12  11.77       137     7.74%     N/A     (4.48)%
Variable Insurance Products Fund (VIP):
   Fidelity VIP Overseas Portfolio............ 15,313   5.33    81,663     0.50%     N/A    (20.46)%
   Fidelity VIP Growth Portfolio.............. 19,715   4.79    94,597     0.12%     N/A    (30.30)%
Variable Insurance Products Fund II (VIP II):
   Fidelity VIP II Contrafund Portfolio....... 16,847 $ 7.37  $124,260     0.32%     N/A     (9.60)%

                          BMA VARIABLE LIFE ACCOUNT A

                                                                       Investment
                                                      Unit               Income   Expense   Total
                                               Units  Value Net Assets   Ratio*   Ratio** Return***
                                               ------ ----- ---------- ---------- ------- ---------
Year ended December 31, 2001
Investors Mark Series Fund:
   Balanced...................................  5,066 11.85   60,050     10.56%     N/A      3.54%
   Growth and Income.......................... 21,920 13.02  285,467     0.73%      N/A     (6.58)%
   Large Cap Value............................ 11,799 10.81  127,531     1.39%      N/A     (1.59)%
   Small Cap Equity...........................  9,176 15.31  140,432     0.00%      N/A     (9.72)%
   Large Cap Growth........................... 33,026  9.93  327,858     0.00%      N/A    (24.56)%
   Intermediate Fixed Income.................. 11,514 11.88  136,731     6.28%      N/A      7.21%
   Mid Cap Equity............................. 14,902 13.45  200,458     0.30%      N/A     (2.70)%
   Money Market............................... 26,657 11.53  307,429     3.46%      N/A      3.77%
   Global Fixed Income........................    468 11.43    5,352     8.29%      N/A      4.42%
Berger Institutional Products Trust:
   Growth Fund................................    395  8.95    3,540     0.00%      N/A    (32.51)%
   Large Cap Growth Fund......................  3,882 11.78   45,729     0.41%      N/A    (25.26)%
   Small Company Growth Fund..................  1,658 13.53   22,425     0.00%      N/A    (33.47)%
   International Fund......................... 33,523  9.69  324,787     1.12%      N/A    (20.27)%
Conseco Series Trust:
   Balanced Portfolio.........................    963 13.86   13,348     3.15%      N/A     (6.60)%
   Equity Portfolio...........................  2,314 15.39   35,614     0.38%      N/A    (10.30)%
   Fixed Income Portfolio.....................    234 11.96    2,795     5.92%      N/A      8.84%
   Government Securities Portfolio............    100 11.55    1,153     4.59%      N/A      6.13%
The Alger American Fund:
   Growth Portfolio........................... 25,541 11.27  287,887     0.23%      N/A    (11.81)%
   Leveraged AllCap Portfolio................. 14,962 13.10  196,061     0.00%      N/A    (15.93)%
   MidCap Growth Portfolio.................... 13,185 15.15  199,697     0.00%      N/A     (6.52)%
   Small Capitalization Portfolio.............    972  8.30    8,066     0.05%      N/A    (29.51)%
American Century Variable Portfolios, Inc.:
   VP Income and Growth....................... 35,812 10.25  366,944     0.84%      N/A     (8.35)%
   VP International...........................  2,199 10.18   22,395     0.10%      N/A    (29.17)%
   VP Value................................... 11,043 13.16  145,294     0.85%      N/A     12.82%
Dreyfus Socially Responsible Growth Fund, Inc.  2,437  9.67   23,560     0.06%      N/A    (22.57)%
Dreyfus Stock Index Fund...................... 41,161 10.16  418,358     1.15%      N/A    (12.18)%
Dreyfus Variable Investment Fund:
   Disciplined Stock Portfolio................  4,768 10.01   47,725     0.39%      N/A    (13.27)%
   International Value Portfolio..............    101 10.92    1,105     0.78%      N/A    (13.22)%
Federated Insurance Series:
   High-Income Bond Fund II...................    100  9.41      943     19.40%     N/A      1.38%
   International Equity Fund II...............    435 10.90    4,737     0.00%      N/A    (29.42)%
   Utility Fund II............................    148  8.28    1,221     3.36%      N/A    (13.72)%
INVESCO Variable Investment Funds:
   High Yield Fund............................  1,163  8.14    9,464     0.00%      N/A    (14.93)%
   Core Equity Fund...........................  3,048 11.33   34,534     0.00%      N/A     (8.97)%

                          BMA VARIABLE LIFE ACCOUNT A

                                                                       Investment
                                                     Unit                Income   Expense   Total
                                              Units  Value  Net Assets   Ratio*   Ratio** Return***
                                              ------ ------ ---------- ---------- ------- ---------
Year ended December 31, 2001 (Continued)
Lazard Retirement Series, Inc.:
   Retirement Equity Portfolio...............    100 $10.46  $  1,047     0.45%     N/A     (7.46)%
   Retirement Small Cap Portfolio............ 15,348  15.36   235,695     0.08%     N/A     18.62%
Neuberger & Berman Advisors Management
  Trust:
   Limited Maturity Bond Portfolio...........    189  11.80     2,235     6.32%     N/A      8.78%
   Partners Portfolio........................    301  10.76     3,236     0.60%     N/A     (2.83)%
Strong Opportunity Fund II...................  2,153  14.49    31,194     0.43%     N/A     (3.70)%
Strong Variable Insurance Funds, Inc.:
   Mid Cap Growth Fund II....................  4,342  12.64    54,872     0.00%     N/A    (30.77)%
Van Eck Worldwide Insurance Trust:
   Worldwide Bond Fund.......................    100   9.05       901     4.35%     N/A     (5.09)%
   Worldwide Emerging Markets Fund...........    281  11.51     3,230     0.00%     N/A     (1.81)%
   Worldwide Hard Assets Fund................    640  11.79     7,547     1.24%     N/A    (10.45)%
   Worldwide Real Estate Fund................    117  12.33     1,437     2.67%     N/A      5.34%
Variable Insurance Products Fund (VIP):
   Fidelity VIP Overseas Portfolio...........  5,966   6.70    40,001     4.29%     N/A    (21.20)%
   Fidelity VIP Growth Portfolio............. 10,957   6.88    75,354     0.02%     N/A    (17.87)%
Variable Insurance Products Fund II (VIP II):
   Fidelity VIP II Contrafund Portfolio......  3,479   8.15    28,341     0.17%     N/A    (12.47)%

--------
  *These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invest.
 **The ratios include only those expense that result in a direct reduction to unit values. Charges made directly to the contract owner accounts through redemption of units and expenses of the underlying funds are excluded. There are no charges that result in a direct reduction to unit values.
***These amounts represent the total return for the year, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses would result in a reduction in the total return presented.

Business Men's Assurance
Company of America
(A member of the
Generali Group of Companies)

Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000 with Report of Independent Accountants

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


                      Consolidated Financial Statements


                  Years ended December 31, 2002, 2001 and 2000



                                    Contents

Report of Independent Accountants ....................................      1

Audited Consolidated Financial Statements

Consolidated Balance Sheets ..........................................      2
Consolidated Statements of Operations ................................      4
Consolidated Statements of Comprehensive Income (Loss) ...............      5
Consolidated Statements of Stockholder's Equity ......................      6
Consolidated Statements of Cash Flows ................................      7
Notes to Consolidated Financial Statements ...........................      9

                        Report of Independent Accountants

The Board of Directors and Shareholder
Business Men's Assurance Company of America

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity and cash flows present fairly, in all material respects, the financial position of Business Men's Assurance Company of America and its subsidiaries (an ultimate subsidiary of Assicurazioni Generali, S.p.A.) (the Company) at December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                   /s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
February 14, 2003

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                           Consolidated Balance Sheets

                                                                                          December 31,
                                                                                       2002          2001
                                                                                   --------------------------
                                                                                         (In Thousands)
Assets
Investments (Note 3):
    Securities available-for-sale, at fair value:
      Fixed maturities (amortized cost - $1,547,885,000 in 2002 and
        $1,321,977,000 in 2001)                                                    $  1,588,341  $  1,318,442
      Equity securities (cost - $32,925,000 in 2002 and $91,408,000
        in 2001)                                                                         27,774        85,671
    Mortgage loans on real estate, net of allowance for credit losses
      of $1,070,000 in 2002 and $8,540,000 in 2001                                      626,134       785,517
    Policy loans                                                                         53,755        54,550
    Short-term investments                                                                  721         1,937
    Other                                                                                18,920        18,854
                                                                                   ------------  ------------
Total investments                                                                     2,315,645     2,264,971

Cash                                                                                     71,471        66,505
Accrued investment income                                                                18,477        20,823
Premium and other receivables                                                            14,150        27,800
Current income taxes receivable (Note 7)                                                  7,226         2,182
Deferred policy acquisition costs                                                       166,851       146,065
Property, equipment and software (Note 6)                                                 1,676        11,204
Reinsurance recoverables:
    Paid benefits                                                                         6,000         3,259
    Benefits and claim reserve ceded                                                    223,719       208,295
Prepaid reinsurance costs (Note 10)                                                      29,473             -
Receivable from affiliates (Note 10)                                                      6,514             -
Other assets                                                                             10,541        11,571
Assets held in separate accounts                                                        195,224       315,182
                                                                                   ------------  ------------
Total assets                                                                       $  3,066,967  $  3,077,857
                                                                                   ------------  ------------

See accompanying notes.

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                     Consolidated Balance Sheets (continued)

                                                                                          December 31,
                                                                                       2002          2001
                                                                                   --------------------------
                                                                                        (In Thousands)
Liabilities and stockholder's equity
Future policy benefits:
    Life and annuity (Notes 4 and 10)                                              $  1,617,039  $  1,430,396
    Health                                                                              110,465       122,102
Contract account balances (Note 4)                                                      361,327       474,918
Policy and contract claims                                                               79,651        75,085
Unearned revenue reserve                                                                  4,177         5,528
Other policyholder funds                                                                  9,733        10,425
Deferred income taxes (Note 7)                                                           71,781        41,671
Payable to affiliate (Note 10)                                                                -           655
Other liabilities (Note 12)                                                              43,555        66,484
Liabilities related to separate accounts (Note 14)                                      195,224       315,182
                                                                                   ------------  ------------
Total liabilities                                                                     2,492,952     2,542,446

Commitments and contingencies (Note 5)                                                        -             -

Stockholder's equity (Notes 2 and 11):
    Preferred stock of $1 par value per share; authorized 3,000,000
      shares, none issued and outstanding                                                     -             -
    Common stock of $1 par value per share; authorized 24,000,000
      shares, 12,000,000 shares issued and outstanding                                   12,000        12,000
    Paid-in capital                                                                      40,106        40,106
    Accumulated other comprehensive loss                                                 15,883        (8,269)
    Retained earnings                                                                   506,026       491,574
                                                                                   ------------  ------------
Total stockholder's equity                                                              574,015       535,411
                                                                                   ------------  ------------
Total liabilities and stockholder's equity                                         $  3,066,967  $  3,077,857
                                                                                   ------------  ------------

See accompanying notes.

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


                      Consolidated Statements of Operations

                                                                     Year ended December 31,
                                                                2002            2001          2000
                                                           ---------------------------------------------
                                                                          (In Thousands)
Revenues:
    Premiums (Note 9):
      Life and annuity                                       $ 253,988       $ 200,160     $ 154,680
      Health                                                     6,254           5,057         4,878
    Other insurance considerations                              30,105          31,473        31,197
    Net investment income (Note 3)                             156,846         177,256       188,119
    Realized gains (losses), net (Note 3)                      (10,095)          4,753         2,111
    Other income                                                20,049          21,777        21,841
                                                             ---------       ---------     ---------
Total revenues                                                 457,147         440,476       402,826

Benefits and expenses:
    Life and annuity benefits                                  158,368         143,022       115,424
    Health benefits                                              2,035           1,770           827
    Increase in policy liabilities including interest
      credited to account balances                             139,925         129,067       118,251
    Commissions                                                102,184          69,641        52,036
    (Increase) decrease in deferred policy
      acquisition costs                                        (37,646)        (20,842)       (9,144)
    Taxes, licenses and fees                                     1,363           2,614         2,765
    Other operating costs and expenses                          69,209          56,508        62,281
                                                             ---------       ---------     ---------
Total benefits and expenses                                    435,438         381,780       342,440
                                                             ---------       ---------     ---------

Income from continuing operations before
    income tax expense                                          21,709          58,696        60,386
Income tax expense (Note 7)                                      8,062          20,504        21,152
                                                             ---------       ---------     ---------
Income from continuing operations                               13,647          38,192        39,234

Discontinued operations (Note 13):
    Gain (loss) from discontinued operations, net of
      income tax expense (benefit) of $259,000 in
      2002, ($365,000) in 2001 and ($138,000) in 2000              480            (855)         (279)
    Gain on disposal of discontinued segment, net of
      income tax expense of $175,000 in 2002,
      $400,000 in 2001 and $8,008,000 in 2000                      325             750        14,871
                                                             ---------       ---------     ---------
Income (loss) from discontinued operations                         805            (105)       14,592
                                                             ---------       ---------     ---------
Net income                                                   $  14,452       $  38,087     $  53,826
                                                             ---------       ---------     ---------

See accompanying notes.

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

             Consolidated Statements of Comprehensive Income (Loss)


                                                                    Year ended December 31,
                                                              2002              2001           2000
                                                         ----------------------------------------------
                                                                         (In Thousands)
Net income                                                 $  14,452        $  38,087       $  53,826
Other comprehensive income:
    Unrealized holding gains arising during period            36,804           25,207          16,627
    Less realized losses included in net income              (10,510)         (12,234)         (2,042)
                                                         -----------      -----------      ----------
Net unrealized gains                                          47,314           37,441          18,669

Effect on deferred policy acquisition costs                  (10,614)         (10,826)         (7,436)
Effect on unearned revenue reserve                               457              724             502
Related deferred income taxes                                (13,005)          (6,569)            893
                                                         -----------      -----------      ----------
Other comprehensive income                                    24,152           20,770          12,628
                                                         -----------      -----------      ----------
Comprehensive income                                       $  38,604        $  58,857       $  66,454
                                                         -----------      -----------      ----------


See accompanying notes.

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                 Consolidated Statements of Stockholder's Equity

                                                          Year ended December 31,
                                                     2002          2001          2000
                                                  ---------------------------------------
                                                              (In Thousands)
Common stock:
 Balance at beginning and end of year             $   12,000    $   12,000    $   12,000

Paid-in capital:
 Balance at beginning and end of year                 40,106        40,106        40,106

Accumulated other comprehensive income (loss):
 Balance at beginning of year                         (8,269)      (29,039)      (41,667)
  Net change in net unrealized gains (losses)         24,152        20,770        12,628
                                                  ----------    ----------    ----------
Balance at end of year                                15,883        (8,269)      (29,039)

Retained earnings:
 Balance at beginning of year                        491,574       453,487       399,661
  Net income                                          14,452        38,087        53,826
                                                  ----------    ----------    ----------
 Balance at end of year                              506,026       491,574       453,487
                                                  ----------    ----------    ----------
Total stockholder's equity                        $  574,015    $  535,411    $  476,554
                                                  ----------    ----------    ----------

See accompanying notes.

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                      Consolidated Statements of Cash Flows

                                                               Year ended December 31,
                                                          2002          2001          2000
                                                       --------------------------------------
                                                                   (In Thousands)
Operating activities
Net income                                             $   14,452    $   38,087    $   53,826
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Deferred income tax expense                             17,103        18,070         9,990
   Realized (gains) losses, net                            10,095        (4,753)       (2,111)
   Gain on sale of discontinued segment                      (500)       (1,150)      (22,879)
   Loss on sale of home office building                     5,560             -             -
   Premium amortization (discount accretion), net           5,493         1,242           386
   Policy loans lapsed in lieu of surrender benefits        2,209         2,574         2,724
   Depreciation                                             1,023         1,856         2,234
   Amortization                                                 -           782           782
   Changes in assets and liabilities:
    (Increase) decrease in accrued investment
      income                                                2,346           (12)         (757)
    (Increase) decrease in receivables and
      reinsurance recoverables                            (12,475)        6,611      (110,871)
    Policy acquisition costs deferred                     (55,995)      (45,239)      (34,057)
    Policy acquisition costs amortized                     24,595        24,397        24,913
    Increase (decrease) in income taxes receivable         (5,044)       (3,022)          354
    Increase in prepaid reinsurance costs                 (29,473)            -             -
    Increase in accrued policy benefits, claim
      reserves, unearned revenues and
      policyholder funds                                   33,251        19,015        17,505
    Interest credited to policyholder accounts             71,429        77,198        77,544
    (Increase) decrease in other assets and
      other liabilities, net                              (10,605)      (11,820)        8,234
   Other, net                                                 897           211          (794)
                                                       ----------    ----------    ----------
Net cash provided by operating activities                  74,361       124,047        27,023

Investing activities
Purchases of investments:
 Securities available-for-sale:
   Fixed maturities                                      (890,083)     (752,954)     (142,345)
   Equity securities                                      (12,877)      (50,371)     (128,280)
 Mortgage and policy loans                                (23,993)      (70,296)      (93,098)
 Other                                                     (7,257)       (7,880)       (5,921)

See accompanying notes.

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                Consolidated Statements of Cash Flows (continued)

                                                                            Year ended December 31,
                                                                       2002          2001            2000
                                                                    ----------------------------------------
                                                                                 (In Thousands)
Investing activities (continued)
Sales, calls or maturities of investments:
    Maturities and calls of securities available-for-sale:
      Fixed maturities                                              $ 301,130      $ 190,834       $ 120,727
    Sales of securities available-for-sale:
      Fixed maturities                                                344,602        388,429         149,579
      Equity securities                                                65,621         58,556          92,595
    Mortgage and policy loans                                         192,123        112,148         142,411
    Other                                                               5,985          6,789          18,282
Purchase of property, equipment and software                             (120)        (1,111)           (552)
Proceeds from sale of property and equipment                            3,033              -
Net (increase) decrease in short-term investments                       1,216          2,175          (3,221)
Proceeds from sale of discontinued segment                                  -             75          24,879
                                                                    ---------      ---------       ---------
Net cash provided by (used in) investing activities                   (20,620)      (123,606)        175,056

Financing activities
Deposits from interest sensitive and investment-type
    contracts                                                         207,462        301,207         151,713
Withdrawals from interest sensitive and
    investment-type contracts                                        (247,747)      (320,524)       (366,554)
Net proceeds from reverse repurchase borrowing                              -              -           5,000
Retirement of reverse repurchase borrowing                                  -              -         (33,400)
Net proceeds from other borrowing                                       7,813         37,910         115,390
Retirement of other borrowing                                         (16,303)       (33,150)        (91,285)
                                                                    ---------      ---------       ---------
Net cash used in financing activities                                 (48,775)       (14,557)       (219,136)
                                                                    ---------      ---------       ---------

Net increase (decrease) in cash                                         4,966        (14,116)        (17,057)
Cash at beginning of year                                              66,505         80,621          97,678
                                                                    ---------      ---------       ---------
Cash at end of year                                                 $  71,471      $  66,505       $  80,621
                                                                    ---------      ---------       ---------

Supplemental disclosures of cash flow information:
For purposes of the statements of cash flows,
    Business Men's Assurance Company of America
    considers only cash on hand and demand deposits
      to be cash equivalents
Cash paid during the year for:
    Income taxes                                                    $   3,565      $   5,491       $  18,679
                                                                    ---------      ---------       ---------
Interest paid on reverse repurchase and other
    borrowings                                                      $   1,649      $   1,791       $   2,527
                                                                    ---------      ---------       ---------

See accompanying notes.

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

                   Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

   Organization

   Business Men's Assurance Company of America (the Company) is a Missouri-domiciled life insurance company licensed to sell insurance products in 49 states and the District of Columbia. The Company offers a diversified portfolio of individual and investment products both directly, primarily distributed through general agencies, and through reinsurance assumptions. Assicurazioni Generali S.p.A. (Generali), an Italian insurer, is the ultimate parent company.

   On April 29, 2002, Generali Finance B.V. (the direct parent of the Company, ultimately owned by Assicurazioni Generali, S.p.A.) signed a purchase agreement with Liberty Life Insurance Company (Liberty) (an indirect subsidiary of Royal Bank of Canada) for the sale of the stock of the Company. As part of this purchase agreement, the Company's subsidiary, Jones & Babson, Inc., is to be sold to RBC Dain Rauscher Corp., also an indirect subsidiary of Royal Bank of Canada. The Company's reinsurance line of business will be sold to Clarica Life Reinsurance Company (a direct subsidiary of Assicurazioni Generali, S.p.A.). The transactions are subject to the satisfaction of various customary terms, conditions and approvals. The Jones & Babson transaction is also subject to the approval by each Fund's shareholders of a new investment advisory agreement with Jones & Babson (to take effect following the acquisition by RBC Dain Rauscher Corp.). Assuming all terms, conditions and approvals are obtained in a timely manner, the parties anticipate the transactions will close on or about May 1, 2003.

   Principles of Consolidation and Basis of Presentation

   The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

   Use of Estimates

   The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

   Investments

   The Company's entire investment portfolio is designated as available-for-sale. Changes in fair values of available-for-sale securities, after adjustment of deferred policy acquisition costs (DPAC), unearned revenue reserve (URR) and related deferred income taxes, are reported as unrealized gains or losses directly in accumulated other comprehensive income
   (loss). The DPAC and URR offsets to the unrealized gains or losses represents valuation adjustments or reinstatements of DPAC and URR that would have been required as a charge or credit to operations had such unrealized amounts been realized.

   The amortized cost of fixed maturity investments classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts. That amortization or accretion is included in net investment income.

   Mortgage loans and mortgage-backed securities are carried at unpaid balances adjusted for accrual of discount and allowances for other than temporary declines in value.

   Policy loans are carried at unpaid balances.

   Realized gains and losses on sales of investments and declines in value considered to be other than temporary are recognized in net income on the specific identification basis.

   Impairment of Loans

   The Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," require that an impaired mortgage loan's fair value be measured based on the present value of future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. If the fair value of a mortgage loan is less than the recorded investment in the loan, the difference is recorded as an allowance for mortgage loan losses. The change in the allowance for mortgage loan losses is reported with realized gains or losses on investments. Interest income on impaired loans is recognized on a cash basis.

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

   Deferred Policy Acquisition Costs

   Certain commissions, expenses of the policy issue and underwriting departments and other variable policy issue expenses have been deferred. For limited payment and other traditional life insurance policies, these deferred acquisition costs are being amortized over a period of not more than 25 years in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue. Expected premium revenue was estimated with the same assumptions used for computing liabilities for future policy benefits for these policies.

   For universal life-type insurance and investment-type products, the deferred policy acquisition costs are amortized over a period of not more than 25 years in relation to the present value of estimated gross profits arising from estimates of mortality, interest expense and surrender experience. The estimates of expected gross profits are evaluated regularly and are revised if actual experience or other evidence indicates that revision is appropriate. Upon revision, total amortization recorded to date is adjusted by a charge or credit to current earnings.

   Deferred policy acquisition costs are evaluated to determine that the unamortized portion of such costs does not exceed recoverable amounts after considering anticipated investment income.

   Recognition of Insurance Revenue and Related Expenses

   For limited payment and other traditional life insurance policies, premium income is reported as earned when due, with past-due premiums being reserved. Profits are recognized over the life of these contracts by associating benefits and expenses with insurance in force for limited payment policies and with earned premiums for other traditional life policies. This association is accomplished by a provision for liability for future policy benefits and the amortization of policy acquisition costs. Accident and health premium revenue is recognized on a pro rata basis over the terms of the policies.

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

   For universal life and investment-type policies, contract charges for mortality, surrender and expense, other than front-end expense charges, are reported as other insurance considerations revenue when charged to policyholders' accounts. Expenses consist primarily of benefit payments in excess of policyholder account values and interest credited to policyholder accounts. Profits are recognized over the life of universal life-type contracts through the amortization of policy acquisition costs and deferred front-end expense charges with estimated gross profits from mortality, interest, surrender and expense.

   Policy Liabilities and Contract Values

   The liability for future policy benefits for limited payment and other traditional life insurance contracts has been computed primarily by a net level premium reserve method based on estimates of future investment yield, mortality and withdrawals made at the time gross premiums were calculated. Assumptions used in computing future policy benefits are as follows: interest rates range from 3.25% to 8.50%, depending on the year of issue; withdrawal rates for individual life policies issued in 1966 and after are based on Company experience, and policies issued prior to 1966 are based on industry tables; and mortality rates are based on mortality tables that consider Company experience. The liability for future policy benefits is graded to reserves stipulated by the policy over a period of 20 to 25 years or the end of the premium paying period, if less.

   For universal life and investment-type contracts, the account value before deduction of any surrender charges is held as the policy liability. An additional liability is established for deferred front-end expense charges on universal life-type policies. These expense charges are recognized in income as insurance considerations using the same assumptions as are used to amortize deferred policy acquisition costs.

   Claims and benefits payable for reported disability income claims have been computed as the present value of expected future benefit payments based on estimates of future investment yields and claim termination rates. The net amount of benefits payable included in the future policy benefit reserves and policy and contract claims, less the amount of reinsurance recoverables for December 31, 2002 and 2001 was $7,621,000 and $6,410,000, respectively.
   Interest rates used in the calculation of future investment yields vary based on the year the claim was incurred and range from 3% to 7.25%. Claim termination rates are based on industry tables.

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

   Other accident and health claims and benefits payable for reported claims and incurred but not reported claims are estimated using prior experience. The methods of calculating such estimates and establishing the related liabilities are periodically reviewed and updated. Any adjustments needed as a result of periodic reviews are reflected in current operations.

   For individual life insurance contracts assumed through reinsurance (see Note
   9), the liability for future policy benefits has been computed primarily by a net level premium reserve method based on estimates of future investment yield, mortality and withdrawals made at the time gross premiums were calculated. Assumptions used in computing future policy benefits are as follows: interest rates range from 3.50% to 8.85%, depending on the year of issue; withdrawal rates are based on a combination of ceding company and Company experience; and mortality rates are based on mortality tables that consider ceding company and Company experience. The liability for future policy benefits is generally graded to the reserves or percentage of the reserves stipulated by the policy over a period of 10 to 30 years.

   Federal Income Taxes

   Deferred federal income taxes have been provided in the consolidated financial statements to recognize temporary differences between the financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws (see Note 7). Temporary differences are principally related to deferred policy acquisition costs, the provision for future policy benefits, accrual of discounts on investments, accrued expenses, accelerated depreciation and unrealized investment gains and losses.

   Separate Accounts

   These accounts arise from three lines of business - variable annuities, variable universal life and MBIA insured guaranteed investment contracts
   (GICs). The separate account assets are legally segregated and are not subject to the claims which may arise from any other business of the Company.

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

   The assets and liabilities of the variable lines of business are reported at fair value since the underlying investment risks are assumed by the policyowners. Investment income and gains or losses arising from the variable line of business accrue directly to the policyowners and are, therefore, not included in investment earnings in the accompanying consolidated statements of operations. Revenues to the Company from variable products consist primarily of contract maintenance charges and administration fees. Separate account assets and liabilities for the variable lines of business totaled $20,811,000 on December 31, 2002 and $19,296,000 on December 31, 2001.

   The assets of the MBIA GIC line of business are maintained at an amount equal to the related liabilities. These assets related to the MBIA GIC line of business include securities available-for-sale reported at fair value and mortgage loans carried at unpaid balances. Changes in fair values of available-for-sale securities, net of deferred income taxes, are reported as unrealized gains or losses directly in accumulated other comprehensive income
   (loss).

   The liabilities are reported at the original deposit amount plus accrued interest guaranteed to the contractholders. Investment income and gains or losses arising from MBIA GIC investments are included in investment income in the accompanying consolidated statements of operations. The guaranteed interest payable is included in the increase in policy liabilities in the accompanying consolidated statements of operations. Separate account assets and liabilities for the MBIA GIC line of business totaled $174,413,000 on December 31, 2002 and $295,886,000 on December 31, 2001.

   Property, Equipment and Software

   Property, equipment and software are generally valued at cost, including development costs, less allowances for depreciation and other than temporary declines in value. Property, equipment and software are being depreciated over the estimated useful lives of the assets, principally on a straight-line basis. Depreciation rates on these assets are set forth in Note 6.

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

   Intangible Assets

   Goodwill of $9,193,000 at December 31, 2002 and 2001, net of accumulated amortization of $6,455,000, resulting from the acquisition of a subsidiary, is included in other assets. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill was not amortized in 2002 as the fair value of the subsidiary exceeded the book value. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment or whenever events or changes in circumstances indicates that the carrying value may not be recoverable. Intangible assets that have finite lives will continue to be amortized over their useful lives. For the years ended December 31, 2001 and 2000, goodwill was amortized over a period of 20 years on a straight-line basis, and amortization amounted to $782,000 for each year.

   Reinsurance

   Premiums and expenses include amounts related to reinsurance assumed and are net of amounts ceded. Reinsurance recoverables and prepaid reinsurance premiums are reported as assets and are recognized in a manner consistent with the liabilities related to the underlying reinsurance contracts.

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

1.   Summary of Significant Accounting Policies (continued)

     Fair Values of Financial Instruments

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following represents the carrying amount and fair value of significant assets and liabilities at December 31, 2002 and 2001:

                                                            December 31, 2002           December 31, 2001
                                                      --------------------------------------------------------
                                                          Carrying        Fair       Carrying          Fair
                                                           Amount        Value        Amount          Value
                                                      --------------------------------------------------------
                                                                             (In Thousands)
     Fixed maturities (Note 3)                           $1,588,341    $1,588,341   $1,318,442     $1,318,442
     Equity securities (Note 3)                              27,774        27,774       85,671         85,671
     Mortgage loans on real estate                          626,134       672,273      785,517        810,918
     Policy loans                                            53,755        50,612       54,550         51,075
     Short-term investments                                     721           721        1,937          1,937
     Cash                                                    71,471        71,471       66,505         66,505
     Reinsurance recoverables:
       Paid benefits                                          6,000         6,000        3,259          3,259
       Benefits and claim reserves ceded                    223,719       223,719      208,259        208,295
       Assets held in separate accounts                     195,224       196,922      315,182        315,744
       Investment-type insurance contracts (Note 4)       1,268,595     1,256,937    1,383,495      1,381,748
     Borrowed money (Note 12)                                26,990        25,963       35,480         33,712

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

   The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and short-term investments: The carrying amounts reported in the balance sheets for these instruments approximate their fair values.

     Investment securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

     Mortgage loans on real estate and policy loans: The fair value for mortgage loans on real estate and policy loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

     Reinsurance recoverables: The carrying values of reinsurance recoverables approximate their fair values.

     Liabilities for flexible and single premium deferred annuities: The cash surrender value of flexible and single premium deferred annuities approximates their fair value.

     Liabilities for guaranteed investment contracts: The fair value for the Company's liabilities under guaranteed investment contracts is estimated using discounted cash flow analyses, using interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

     Liabilities for borrowed money: The fair value for borrowed money is estimated using a discounted interest rate that is commensurate with the Company's current borrowing rate.

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

     Postretirement Benefits

     The projected future cost of providing postretirement benefits, such as health care and life insurance, is recognized as an expense as employees render service. See Note 8 for further disclosures with respect to postretirement benefits other than pensions.

     Comprehensive Income (Loss)

     Unrealized gains and losses on our available-for-sale securities are included in other comprehensive income (loss) in stockholder's equity. Other comprehensive income (loss) excludes net investment gains (losses) included in net income which merely represent transfers from unrealized to realized gains and losses. These amounts, which have been measured through the beginning of the year, are net of income taxes and adjustments to deferred policy acquisition costs, value of insurance in force acquired and unearned revenue reserve.

     Reclassifications

     Certain amounts for 2001 and 2000 have been reclassified to conform to the current year presentation.

     Statutory Accounting Practices

     In 1998, the NAIC adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas.

     On January 23, 2001 the Missouri Department of Insurance provided instruction to the Company to prepare it's statutory financial statements in accordance with the NAIC Accounting Practices and Procedures manual, using the version effective January 1, 2001.

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

2.   Dividend Limitations

     Missouri has legislation that requires prior reporting of all dividends to the Director of Insurance. The Company, as a regulated life insurance company, may pay a dividend from unassigned surplus without the approval of the Missouri Department of Insurance if the aggregate of all dividends paid during the preceding 12-month period does not exceed the greater of 10% of statutory stockholder's equity at the end of the preceding calendar year or the statutory net gain from operations for the preceding calendar year. A portion of the statutory equity of the Company that is available for dividends would be subject to additional federal income taxes should distribution be made from "policyholders' surplus" (see Note 7).

     Under Missouri insurance regulations, the Company is required to maintain minimum capital and surplus of $1,200,000 at December 31, 2002. The Company's capital and surplus exceed the NAIC's "Risk-Based Capital" requirements at the end of 2002.

     As of December 31, 2002 and 2001, the Company's statutory stockholder's equity was $256,897,000 and $277,625,000, respectively. Statutory net gain from operations before realized capital gains and net income for each of the three years in the period ended December 31, 2002 were as follows:

                                                                     Year ended December 31,
                                                                 2002          2001          2000
                                                         ----------------------------------------
                                                                         (In Thousands)
     Net gain (loss) from operations before                  $ (23,495)     $  1,915     $  30,883
       realized capital gains
     Net income (loss)                                         (40,394)           32        36,583

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

3.   Investment Operations

     The Company's investments in securities available-for-sale are summarized as follows:

                                                                               December 31, 2002
                                                    -------------------------------------------------------------------
                                                                         Gross              Gross
                                                     Amortized        Unrealized         Unrealized           Fair
                                                        Cost             Gains              Losses            Value
                                                    -------------------------------------------------------------------
                                                                    (In Thousands)
     Fixed maturities:
       U.S. Treasury securities and
         obligations of U.S. government
         corporations and agencies                  $   154,918       $     3,136        $         -        $   158,054
       Obligations of states and political
         subdivisions                                     2,923               186                  -              3,109
       Debt securities issued by foreign
         governments                                      1,000                 -                  -              1,000
       Corporate securities                             493,234            23,769             (4,232)           512,771
       Mortgage-backed securities                       895,810            18,349               (752)           913,407
                                                    -----------       -----------        -----------        -----------
     Total fixed maturities                           1,547,885            45,440             (4,984)         1,588,341
     Equity securities                                   32,925               110             (5,261)            27,774
                                                    -----------       -----------        -----------        -----------
                                                    $ 1,580,810       $    45,550        $   (10,245)       $ 1,616,115
                                                    ===========       ===========        ===========        ===========

                                                                               December 31, 2001
                                                    -------------------------------------------------------------------
                                                                         Gross              Gross
                                                     Amortized        Unrealized         Unrealized           Fair
                                                        Cost             Gains              Losses            Value
                                                    -------------------------------------------------------------------
                                                                    (In Thousands)
     Fixed maturities:
         U.S. Treasury securities and
           obligations of U.S. government
           corporations and agencies                $   116,218       $     1,044        $       (33)       $   117,229
         Obligations of states and political
           subdivisions                                   6,633               461                  -              7,094
         Debt securities issued by foreign
           governments                                    2,447                36                  -              2,483
         Corporate securities                           585,958            13,470             (8,221)           591,207
         Mortgage-backed securities                     600,439             6,503            (16,865)           590,077
         Redeemable preferred stocks                     10,282               119                (49)            10,352
                                                    -----------       -----------        -----------        -----------
     Total fixed maturities                           1,321,977            21,633            (25,168)         1,318,442
     Equity securities                                   91,408             4,722            (10,459)            85,671
                                                    -----------       -----------        -----------        -----------
                                                    $ 1,413,385       $    26,355        $   (35,627)       $ 1,404,113
                                                    ===========       ===========        ===========        ===========

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

3.   Investment Operations (continued)

     The amortized cost and estimated fair value of fixed maturity securities at December 31, 2002, by contractual maturity, are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities have not been set forth in the following table, as such securities are not due at a single maturity date:

                                                     Amortized           Fair
                                                       Cost              Value
                                                  -----------------------------
                                                          (In Thousands)

     Due in one year or less                       $  121,830        $  123,560
     Due after one year through five years            426,543           446,720
     Due after five years through 10 years             56,251            60,310
     Due after 10 years                                47,451            44,344
                                                   ----------        ----------
                                                      652,075           674,934
     Mortgage-backed securities                       895,810           913,407
                                                   ----------        ----------
     Total fixed maturity securities               $1,547,885        $1,588,341
                                                   ==========        ==========

     The majority of the Company's mortgage loan portfolio is secured by real estate. The following table presents information about the location of the real estate that secures mortgage loans in the Company's portfolio:

                                                   Carrying Amount as of
                                                        December 31,
                                                      2002            2001
                                                -----------------------------
                                                        (In Thousands)

          State:
              Missouri
              Arizona                           $     54,349     $    77,634
              Texas                                   46,399          58,010
              California                              48,417          55,343
              Florida                                 43,969          54,676
              Utah                                    44,657          51,562
              Oklahoma                                40,528          49,065
              Nevada                                  34,491          39,273
              Washington                              23,938          32,397
              Other                                   26,731          28,630
                                                     262,655         338,927
                                                ------------     -----------
                                                $    626,134     $   785,517
                                                ============     ===========

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

3.   Investment Operations (continued)

     The Company had no investment in impaired mortgage loans and related allowance for credit losses and no interest income on impaired loans for the years ended December 31, 2002, 2001 and 2000.

     Bonds, mortgage loans, preferred stocks and common stocks approximating $4,178,000 and $3,178,000 were on deposit with regulatory authorities at December 31, 2002 and 2001, respectively.

     Set forth below is a summary of consolidated net investment income for the years ended December 31:

                                                                  Year ended December 31,
                                                             2002          2001          2000
                                                        --------------------------------------------
                                                                       (In Thousands)
Fixed maturities:
    Bonds                                                $  92,003       $  96,196     $  98,186
    Redeemable preferred stocks                                473           1,307         1,548

Equity securities:
    Common stocks                                              739           2,204         3,309
    Nonredeemable preferred stocks                              25              31            30
Mortgage loans on real estate                               60,553          68,764        77,436
Real estate                                                      -               -             -
Policy loans                                                 3,453           3,542         3,547
Short-term investments                                       2,407           7,005         7,549
Other                                                         (141)            653         2,701
                                                        ----------     -----------    ----------
                                                           159,512         179,702       194,306
Less:
    Net investment income from discontinued
      operations                                                40             154         3,589
    Investment expenses                                      2,626           2,292         2,598
                                                        ----------     -----------   -----------
Net investment income from continuing operations         $ 156,846       $ 177,256     $ 188,119
                                                        ==========     ===========   ===========

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

3. Investment Operations (continued)

   Realized gains (losses) on securities disposed of during 2002, 2001 and 2000 consisted of the following:

                                                   Year ended December 31,
                                             2002         2001         2000
                                          -------------------------------------
                                                     (In Thousands)
   Fixed maturity securities:
       Gross realized gains               $   7,050     $  5,914      $   866
       Gross realized losses                (19,824)      (6,461)      (6,995)
   Equity securities:
       Gross realized gains                   7,862        8,827       10,200
       Gross realized losses                (13,655)      (5,658)      (1,177)
   Other investments                          8,472        2,131         (783)
                                          ---------  -----------  -----------
   Net realized gains (losses)            $ (10,095)    $  4,753      $ 2,111
                                          =========  ===========  ===========

   Sales of investments in securities in 2002, 2001 and 2000, excluding maturities and calls, resulted in gross realized gains of $6,003,000, $11,890,000 and $10,524,000 and gross realized losses of $4,116,000,
   $3,735,00 and $3,398,000, respectively. During 2002 losses of $14,682,000 were realized as the company recognized other then temporary declines in market value for several investments.

   There were no non-income producing investments at December 31, 2002 and 2001.

   The Company began investing in the Cypress Tree Investment Fund LLC during 1998. At December 31, 2000, the Company had invested $5 million in the partnership, which primarily invests in senior secured loans. The Company's portion of the investment was approximately 10% of the total fund value at December 31, 2000 and has been recorded under the guidelines of equity accounting. This investment is classified in other investments on the balance sheets, with unrealized gains and losses being reflected in accumulated other comprehensive income (loss). During 2001, the Company sold all of its remaining investment in Cypress Tree resulting in an immaterial realized loss.

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

4. Investment Contracts

   The carrying amounts and fair values of the Company's liabilities for investment-type insurance contracts (included with future policy benefits, contract account balances and separate accounts in the balance sheets) at December 31 are as follows:

                                                                     December 31,
                                                        2002                               2001
                                            ----------------------------------  ----------------------------
                                               Carrying         Fair             Carrying         Fair
                                                Amount          Value             Amount          Value
                                            -----------------------------------  ---------------------------
                                                                       (In Thousands)
   Guaranteed investment contracts          $   319,687     $   338,401       $   433,988      $  448,552
   Flexible and single premium
       deferred annuities                       753,684         716,932           634,325         608,345
   Separate accounts                            195,224         201,604           315,182         324,851
                                            -----------     -----------       -----------     -----------
   Total investment-type insurance
       contracts                            $ 1,268,595     $ 1,256,937       $ 1,383,495     $ 1,381,748
                                            ===========     ===========       ===========     ===========

   Fair values of the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

5. Commitments and Contingencies

   The Company leases equipment and certain office facilities from others under operating leases through January 2004. Certain other equipment and facilities are rented monthly. Rental expense amounted to $219,000, $326,000 and $629,000 for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002, the minimum future payments under noncancelable operating leases for each of the next five years are as follows (in thousands):

             Year ending December 31,

                   2003                       $  77
                   2004                           6
                   2005                           -
                   2006                           -
                   2007                           -
                                          ---------
                                              $  83
                                          =========

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)


5. Commitments and Contingencies (continued)

   Total outstanding commitments to fund mortgage loans were $0 and $3,707,000 at December 31, 2002 and 2001, respectively.

   A number of insurance companies are under regulatory supervision that results in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 2002 and 2001, the Company accrued $293,000 and $303,000, respectively, for guaranty fund assessments. Expenses incurred for guaranty fund assessments were $149,000, $227,000 and $314,000 in 2002, 2001 and 2000, respectively.

   The Company and its subsidiaries are parties to certain claims and legal actions arising during the ordinary course of business. In the opinion of management, these matters will not have a materially adverse effect on the operations or financial position of the Company.

6. Property, Equipment and Software

   In 2002 the Company disposed of its home office building. The Company will continue to lease space in the office building until approximately June 30, 2003. A summary of property, equipment and software and their respective depreciation rates is as follows:


                                                          Rate of         December 31,
                                                       Depreciation     2002        2001
                                                      --------------------------------------------
                                                                         (In Thousands)
Home office building, including land with a
    cost of $425,000                                        2%        $      -       $  23,330
Other real estate not held-for-sale or rental               4%             208             208
Less accumulated depreciation                                              (91)        (14,828)
                                                                    ----------     -----------
                                                                           117           8,710

Equipment and software                                    5%-33%        12,980          16,230
Less accumulated depreciation                                          (11,421)        (13,736)
                                                                    ----------     -----------
                                                                         1,559           2,494
                                                                    ----------     -----------
                                                                      $  1,676       $  11,204
                                                                    ==========     ===========

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

7. Federal Income Taxes

   The Company and its subsidiaries file a consolidated federal tax return. Under a written agreement approved by the Board of Directors, the Company collects from, or refunds to, the subsidiaries the amount of taxes or benefits determined as if the Company and the subsidiaries filed separate returns.

   The components of the provision for income taxes and the temporary differences generating deferred income taxes are as follows:

                                                                          Year ended December 31,
                                                                     2002            2001          2000
                                                                 ------------------------------------------
                                                                                 (In Thousands)
   Current                                                       $     (8,609)  $         2,469   $  19,033
   Deferred:
    Deferred policy acquisition costs                                  13,934             7,508       3,099
    Future policy benefits                                                305             9,211      10,032
    Accrual of discount                                                   320               356         298
    Tax on realized gains greater than book                            (1,155)             (663)     (2,384)
    Employee benefit plan                                                (705)              870         198
    Prior year taxes                                                        -                 -        (537)
    Other, net                                                          4,406               788        (717)
                                                                 ------------   ---------------   ---------
                                                                       17,105            18,070       9,989
                                                                 ------------   ---------------   ---------
   Total income tax expense                                             8,496            20,539      29,022

   Less income tax expense from discontinued
    operations                                                            434                35       7,870
                                                                 ------------   ---------------   ---------
   Total income tax expense from continuing
    operations                                                   $      8,062   $        20,504   $  21,152
                                                                 ============   ===============   =========

   At December 31, 2000 the Company recorded a valuation allowance against deferred tax assets resulting from cumulative unrealized losses on available-for-sale securities for $3,000,000. The Company did not record any valuation allowances against deferred tax assets at December 31, 2002 and 2001.

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

7.   Federal Income Taxes (continued)

     Total income taxes vary from the amounts computed by applying the federal income tax rate of 35% to income before income tax expense for the following reasons:

                                                                                    Year ended December 31,
                                                                            2002             2001              2000
                                                                          ---------------------------------------------
                                                                                        (In Thousands)
     Application of statutory rate to income before
         taxes on income                                                  $  8,032         $  20,520         $  28,997
     Tax-exempt municipal bond interest and
         dividends received deductions                                         (36)             (219)             (288)
         Other                                                                 500               238               313
                                                                          --------         ---------         ---------
                                                                          $  8,496         $  20,539         $  29,022
                                                                          ========         =========         =========

     The significant components comprising the Company's deferred income tax assets and liabilities as of December 31, 2002 and 2001 are as follows:

                                                                                              December 31,
                                                                                        2002                2001
                                                                                      ----------------------------
                                                                                             (In Thousands)
Deferred income tax liabilities:
    Deferred policy acquisition costs                                                 $  54,116         $  40,182
    Reserve for future policy benefits                                                   16,940            16,635
    Other                                                                                12,687               247
                                                                                      ---------         ---------
Total deferred income tax liability                                                      83,743            57,064

Deferred income tax assets:
    Unrealized investment losses                                                         (3,738)            8,232
    Accrued expenses and other                                                           15,700             7,161
                                                                                      ---------         ---------
Total deferred income tax assets                                                         11,962            15,393
                                                                                      ---------         ---------
Net deferred income tax liability                                                     $  71,781         $  41,671
                                                                                      =========         =========

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

7.   Federal Income Taxes (continued)

     Certain amounts that were not currently taxed under pre-1984 tax law were credited to a "policyholders' surplus" account. This account is frozen under the 1984 Tax Act and is taxable only when distributed to stockholders at which time it is taxed at regular corporate rates. The policyholders' surplus of the Company approximates $87,000,000. The Company has no present plan for distributing the amount in policyholders' surplus. Consequently, no provision has been made in the consolidated financial statements for the taxes thereon. However, if such taxes were assessed, the amount of taxes payable would be approximately $30,000,000.

     Earnings taxed on a current basis are accumulated in a "shareholder's surplus" account and can be distributed to the shareholder without tax. The shareholder's surplus amounted to approximately $321,515,000 at December 31, 2002.

8.   Benefit Plans

     Trusteed Employee Retirement Plan

     The Company has a trusteed employee retirement plan for the benefit of salaried employees who have reached age 21 and who have completed one year of service. The plan, which is administered by an Employees' Retirement Committee consisting of at least three officers appointed by the Board of Directors of the Company, provides for normal retirement at age 65 or earlier retirement based on minimum age and service requirements. Retirement may be deferred to age 70. Upon retirement, the retirees receive monthly benefit payments from the plan's BMA group pension investment contract. During 2002, approximately $3.8 million of annual benefits were covered by a group pension investment contract issued by the Company. Assets of the plan, primarily equities, are held by three trustees appointed by the Board of Directors.

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

8.   Benefit Plans (continued)

     The following table sets forth the plan's funded status at December 31:

                                                                                                 December 31,
                                                                                           2002                2001
                                                                                      -------------------------------
                                                                                                (In Thousands)
     Change in benefit obligations:
         Benefit obligation at beginning of year                                        $  70,678         $  65,883
         Service cost                                                                       1,426             1,317
         Interest cost                                                                      5,096             4,758
         Amendments                                                                             -               205
         Actuarial losses                                                                   3,413             3,905
         Benefits paid                                                                     (3,825)           (5,390)
                                                                                        ---------         ---------
     Benefit obligation at end of year                                                     76,788            70,678

     Change in plan assets:
         Fair value of plan assets at beginning of year                                    92,839           104,716
         Actual return on plan assets                                                      (6,945)           (6,487)
         Benefits paid                                                                     (3,825)           (5,390)
                                                                                        ---------         ---------
     Fair value of plan assets at end of year                                              82,069            92,839
                                                                                        ---------         ---------

     Funded status of the plan                                                              5,281            22,161
     Unrecognized net actuarial (gain) loss                                                11,038            (7,164)
     Unrecognized prior service cost                                                          257               267
                                                                                        ---------         ---------
     Prepaid pension cost                                                               $  16,576         $  15,264
                                                                                        =========         =========

     The additional minimum pension liability noted above results from the pension plan for the Company's subsidiary, BMA Financial Services, Inc. Net pension cost included the following components:

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

8.   Benefit Plans (continued)

                                                                                     Year ended December 31,
                                                                            2002              2001              2000
                                                                          ---------------------------------------------
                                                                                        (In Thousands)
     Service cost - benefits earned during the period                     $  1,426          $  1,317          $  1,542
     Interest cost on projected benefit obligation                           5,096             4,758             4,879
     Actual return on plan assets                                            6,945             6,487               804
     Net amortization and deferral                                         (14,779)          (17,202)          (11,997)
                                                                          --------          --------          --------
     Net pension benefit                                                  $ (1,312)         $ (4,640)         $ (4,772)
                                                                          ========          ========          ========

     In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate utilized was 6.75% for 2002, 7.25% for 2001 and 7.5% for 2000. The rate of increase in future compensation levels used for 2002 was 6.25% for employees at the younger attained ages grading to 2.25% for older employees, the rate was 7.0% grading to 3.0% for 2001 and 7.25% grading to 3.25% for 2000. The expected long-term rate of return on assets was 8% in 2002, 2001 and 2000.

     Supplemental Retirement Programs and Deferred Compensation Plan

     The Company has supplemental retirement programs for senior executive officers, the chairman, and for group sales managers and group sales persons who are participants in the trusteed retirement plan. These programs are not qualified under Section 401(a) of the Internal Revenue Code and are not prefunded. Benefits are paid directly by the Company as they become due. Benefits are equal to an amount computed on the same basis as under the trusteed retirement plan (except incentive compensation is included and limitations under Sections 401 and 415 of the Internal Revenue Code are not considered) less the actual benefit payable under the trusteed plan.

     The Company also has a deferred compensation plan for the Company's managers that provides retirement benefits based on renewal premium income at retirement resulting from the sales unit developed by the manager. This program is not qualified under Section 401(a) of the Internal Revenue Code and is not prefunded. As of January 1, 1987, the plan was

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

8.   Benefit Plans (continued)

     frozen with respect to new entrants. The actuarial present value of benefits shown below includes all managers who have retired and are entitled to benefits under the program.

     The following table sets forth the combined supplemental retirement programs' and deferred compensation plan's funded status at:

                                                                                                  December 31,
                                                                                             2002              2001
                                                                                        -------------------------------
                                                                                                 (In Thousands)
     Change in benefit obligations:
         Benefit obligation at beginning of year                                           $  19,358         $  17,698
         Service cost                                                                            347               629
         Interest cost                                                                         1,145             1,128
         Amendments                                                                                -              (209)
         Adjustments                                                                          (1,969)                -
         Special termination benefits                                                            127                 -
         Actuarial losses                                                                      1,957             1,338
         Benefits paid                                                                        (3,853)           (1,226)
                                                                                           ---------         ---------
     Benefit obligation at end of year                                                        17,112            19,358

     Change in plan assets:
         Fair value of plan assets at beginning and end of year                                    -                 -
                                                                                           ---------         ---------

     Funded status of the plan (underfunded)                                                 (17,112)          (19,358)
     Unrecognized net actuarial loss                                                           5,667             5,184
     Unrecognized prior service cost                                                             (91)              970
     Adjustment to recognized minimum liability                                               (4,599)           (4,883)
                                                                                           ---------         ---------
                                                                                             (16,135)          (18,087)

     Accrued benefit liability                                                                16,135            17,117
     Intangible asset                                                                              -               970
                                                                                           ---------         ---------
     Net amount recognized                                                                 $       -         $       -
                                                                                           =========         =========

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

8.   Benefit Plans (continued)

     Net pension cost included the following components:

                                                         Year ended December 31,
                                                          2002    2001      2000
                                                        ------------------------
                                                            (In Thousands)

     Service cost - benefits earned during the period   $  347   $  629   $  721
     Interest cost on projected benefit obligation       1,145    1,128      975
     Net amortization and deferral                         566      768      654
     Special termination benefit charge                    127        -        -
                                                        ------   ------   ------
     Net pension cost                                   $2,185   $2,525   $2,350
                                                        ======   ======   ======

     In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate utilized was 6.75% for 2002, 7.25% for 2001 and 7.5% for 2000. The rate of increase in future compensation levels used was 4% for 2002, 4.75% for 2001 and 5.0% for 2000.

     The Company has a deferred compensation plan for senior executive officers. This program is not qualified under Section 401(a) of the Internal Revenue Code. Eligible participants may defer a portion of their salary and/or their annual bonus. Amounts deferred earn interest at the Company's average investment rate. At December 31, 2002 and 2001, the Company carried a liability of $3,557,000 and $2,529,000 for this plan.

     The Company has established a rabbi trust for the plans described above. At December 31, 2002 the trust held assets with a market value of $16,731,000. At December 31, 2001 the Company held two separate rabbi trusts for the plans described above. At December 31, 2001 the trusts held combined assets of $12,075,000.

     As part of the 2001 net periodic retirement plan cost, curtailment and settlement losses were recognized. These losses resulted from the disposal of the Company's workplace benefits division (Note 13).

     Savings and Investment Plans

     The Company has savings and investment plans qualifying under Section 401(k) of the Internal Revenue Code. Employees and sales representatives are eligible to participate after one year of service. Participant contributions are invested by the trustees for the plans at the direction of the participant in any one or more of four investment funds. The Company makes

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

8.   Benefit Plans (continued)

     matching contributions in varying amounts. The Company's matching contributions amounted to $803,000 in 2002, $860,000 in 2001 and $1,008,000
     in 2000. Participants are fully vested in the Company match after five years of service.

     Defined Benefit Health Care Plan

     In addition to the Company's other benefit plans, the Company sponsors an unfunded defined benefit health care plan that provides postretirement medical benefits to full-time employees for whom the sum of the employee's age and years of service equals or exceeds 75, with a minimum age requirement of 50 and at least 10 years of service. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The accounting for the plan anticipates a future cost-sharing arrangement with retirees that is consistent with the Company's past practices.

     The following table presents the plan's funded status:

                                                                           December 31,
                                                                         2002            2001
                                                                 -------------------------------
                                                                           (In Thousands)
Change in benefit obligations:
    Projected benefit obligation at beginning of year            $        11,321   $      9,930
    Service cost                                                             118             88
    Interest cost                                                            770            731
    Actuarial losses                                                       1,155          2,073
    Benefits paid                                                         (1,582)        (1,501)
                                                                 ---------------   ------------
Projected benefit obligation at end of year                               11,782         11,321

Change in plan assets:
    Fair value of plan assets at beginning and end of year                     -              -
                                                                ----------------  -------------
Funded status of the plan (underfunded)                                  (11,782)       (11,321)
Unrecognized net actuarial loss                                            3,454          2,398
Unrecognized prior service cost                                              729            890
Unrecognized transition obligation                                         2,045          2,221
                                                                 ----------------  ------------
Accrued pension cost                                                      (5,554)        (5,812)
Accrued benefit liability                                                  5,554          5,812
                                                                 ---------------   ------------
Net amount recognized                                            $             -   $          -
                                                                 ===============   ============

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

8.   Benefit Plans (continued)

     Net periodic postretirement benefit cost includes the following components:

                                                                           Year ended December 31,
                                                                      2002           2001          2000
                                                                     -----------------------------------
                                                                                (In Thousands)
     Service cost                                                    $  118         $   88        $   88
     Interest cost                                                      770            731           760
     Amortization of transition obligation over 20 years                176            176           235
     Amortization of past service costs                                 161            161           228
     Amortization of net loss                                            99              -             -
                                                                     ------         ------        ------
     Net periodic benefit cost                                        1,324          1,156         1,311
     Plan curtailment adjustment                                          -              -         1,824
                                                                     ------         ------        ------
     Final periodic postretirement benefit cost                      $1,324         $1,156        $3,135
                                                                     ======         ======        ======

     The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) varies per year, equal to the maximum contractual increase of the Company's contribution. Because the Company's future contributions are contractually limited as discussed above, an increase in the health care cost trend rate has a minimal impact on expected benefit payments.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% at December 31, 2002, 7.25% at December 31, 2001 and 7.75% at December 31, 2000.

     As part of the 2000 net periodic postretirement benefit cost, a curtailment loss was recognized. The 2000 curtailment resulted from the disposal of the Company's workplace benefits division (Note 13).

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

9.   Reinsurance

     The Company actively solicits reinsurance from other companies. The Company also cedes portions of the insurance it writes as described in the next paragraph. The effect of reinsurance on premiums earned from continuing operations was as follows:

                                                                          Year ended December 31,
                                                                     2002          2001        2000
                                                                  -----------------------------------
                                                                             (In Thousands)
     Direct                                                       $  72,504     $  98,541   $ 145,141
     Assumed                                                        336,462       246,271     201,273
     Ceded                                                         (148,724)     (139,607)   (133,302)
                                                                  ---------     ---------   ---------
     Total net premium                                              260,242       205,205     213,112
     Less net premium from discontinued operations                        -            12     (53,554)
                                                                  ---------     ---------   ---------
     Total net premium from continuing operations                 $ 260,242     $ 205,217   $ 159,558
                                                                  =========     =========   =========

     The Company reinsures with other companies portions of the insurance it writes, thereby limiting its exposure on larger risks. Normal retentions without reinsurance are $750,000 on an individual life policy and $1,000,000 on individual life insurance assumed. As of December 31, 2002, the Company had ceded to other life insurance companies individual life insurance in force of approximately $88.5 billion.

     Benefits and reserves ceded to other insurers amounted to $80,079,000, $102,297,000 and $199,466,000 during the years ended December 31, 2002,
     2001 and 2000, respectively. At December 31, 2002 and 2001, policy reserves ceded to other insurers were $195,688,000 and $181,698,000, respectively. Claim reserves ceded amounted to $28,031,000 and $26,597,000 at December 31, 2002 and 2001, respectively. The Company remains contingently liable on all reinsurance ceded by it to others. This contingent liability would become an actual liability in the event an assuming reinsurer should fail to perform its obligations under its reinsurance agreement with the Company.

     Gross assumed premiums from the Company's five largest customers amounted to $146,509,000, $116,475,000 and $107,945,000 for the years ended December
     31, 2002, 2001 and 2000, respectively.

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

10.  Related-Party Transactions

     The Company reimburses Generali's U.S. branch for certain expenses incurred on the Company's behalf. These expenses were not material in 2002, 2001 or 2000. The Company retrocedes a portion of the life insurance it assumes to Generali. In accordance with this agreement, the Company ceded premiums of $555,000, $664,000 and $463,000 during 2002, 2001 and 2000, respectively.
     The Company ceded no claims during 2002, $360,000 during 2001 and $2,000 during 2000.

     In 1995, the Company entered into a modified coinsurance agreement with Generali to cede 50% of certain single-premium deferred annuity contracts issued. In accordance with this agreement, $3 million, $4 million and $6 million in account balances were ceded to Generali in 2002, 2001 and 2000, respectively, and Generali loaned such amounts back to the Company. Account balances ceded and loaned back at December 31, 2002 and 2001 were $125 million and $141 million, respectively. The recoverable amount from Generali was offset against the loan. The net expense related to this agreement was $1,456,000, $1,392,000 and $883,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The Company held payables to Generali of $701,000 and $656,000 at December 31, 2002 and 2001, respectively.

     On December 31, 2002, the Company entered into an agreement to retrocede selected reinsurance assumed to an affiliate. The business ceded included reinsurance assumed with policy dates of 2001 and prior ("in force") and those with policy dates of 2002. The consideration paid of $39,785,000 for the in force policies was equal to the net outstanding liabilities ceded to the affiliate as calculated in accordance with statutory accounting practices (Note 1), less a ceding commission. The corresponding net GAAP liabilities related to the in force policies were equal to $10,312,000. SFAS No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," requires the difference of $29,473,000 be treated as prepaid reinsurance costs and amortized into expense over the lives of the underlying contracts.

     In accordance with the above retrocession agreement the Company estimated the consideration due on the in force policies ceded to be $47,000,000 at December 31, 2002 and paid that amount to the affiliate. The actual liability was subsequently calculated and resulted in an overpayment of $7,215,000 which is included in the receivables from affiliates on the balance sheet.

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

11.  Stockholder's Equity

     The changes in net unrealized gains (losses) that have been included in the balance sheet caption "accumulated other comprehensive income (loss)" in stockholder's equity are summarized as follows:

                                                                        December 31,
                                                                   2002              2001
                                                               -----------------------------
                                                                      (In Thousands)
     Net unrealized gains (losses) on securities:
         Fixed maturities                                         $ 40,456         $ (3,533)
         Equity securities                                          (4,039)          (5,644)
         Securities held in separate account                         3,479            1,454
         Other                                                      (1,036)            (733)
                                                                  --------         --------
     Net unrealized gains (losses)                                  38,860           (8,456)

     Adjustment to deferred policy acquisition costs               (15,222)          (4,607)
     Adjustment to unearned revenue reserve                            798              341
     Deferred income taxes                                          (8,553)           4,453
                                                                  --------         --------
     Net amount recognized                                        $ 15,883         $ (8,269)
                                                                  ========         ========

12.  Borrowed Money

     The Company has an outstanding liability for borrowed money in the amount of $26,990,000 as of December 31, 2002, which is included in other liabilities. This consists of thirteen contracts all through the Federal Home Loan Bank due during the following periods:

                Year Due                  Amount       Interest Range
                                      -----------------------------------

                  2003                $ 17,275,000      2.63% - 7.01%
                  2004                   9,715,000      3.39% - 7.20%
                                      -----------
                                      $ 26,990,000
                                      ============

     Pledged collateral for this debt consists of GNMA and FNMA securities with a face amount of $29,475,000 and a market value of $30,569,000 on December 31, 2002. The Company has the ability to borrow up to $95 million from the Federal Home Loan Bank. The Company's intent is to take advantage of investment opportunities by matching borrowing maturities to asset maturities that have a favorable interest rate spread.

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)

13.  Discontinued Operations

     In October of 1999, the Company adopted a plan to dispose of its workplace benefit (group) insurance line of business. Accordingly, the group line of business was considered a discontinued operation during the year ended 1999 and the consolidated statement of operations for 2002, 2001 and 2000 separately reported the operating results of the discontinued operations, net of related income taxes. Income (loss) net of taxes for this line of business amounted to $307,000, $612,000 and $273,000 with revenues of $311,000, $734,000 and $57,662,000, for the years ended December 31, 2002,
     2001 and 2000, respectively.

     The Company reached an agreement to sell the group line of business in January 2000 and closed the sale effective June 30, 2000. During 2000 the Company realized a gain on the disposal of this line of business, net of income taxes of $14,871,000 and deferred an additional $2,000,000 of gain that was attributable to the estimated profit on inforce business that is 100% ceded to the purchaser. During 2002 and 2001 the Company amortized $500,000 and $1,500,000 of the original deferral resulting in gains of $325,000 and $978,000, net of income taxes. At December 31, 2002 there is no remaining deferal of the original gain.

     In December of 2001, the Company adopted a plan to liquidate its wholly owned subsidiary BMA Financial Services, Inc. (BMAFS). Accordingly, the BMAFS line of business was considered a discontinued operation during the year ended 2001 and the consolidated statement of operations for 2002, 2001 and 2000 separately reported the operating results of the discontinued operations, net of related income taxes. Losses net of income taxes for this line of business amounted to $173,000, $1,467,000 and $552,000 with revenues of $238,000, $10,886,000 and $13,186,000, for the years ended
     December 31, 2002, 2001 and 2000, respectively. During 2001 the Company realized a loss on the disposal of this line of business, net of income taxes of $228,000, no gain or loss was recognized in 2002. The net assets in liquidation are $664,000 and $491,000 at December 31, 2002 and 2001 respectively.

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     a.  Financial Statements

         The financial statements of the Company and the Separate Account are contained in Part B hereof.

     b.  Exhibits

      1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account*
      2.     Not Applicable
      3.(a)  Form of Principal Underwriter's Agreement
      3.(b)  Form of Selling Agreement
      4.(a)  Individual Variable Annuity Contract
      4.(b)  Waiver of Withdrawal Charges Rider
      4.(c)  Plus 70/50 Optional Death Benefit Rider
      5.     Application for Individual Variable Annuity Contract
      6.(i)  Copy of Articles of Incorporation of the Company**
        (ii) Copy of the Bylaws of the Company**
      7.     Not Applicable
      8.(a) Form of Fund Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and the Company#
      8.(b) Form of Fund Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and the Company#
      8.(c) Form of Fund Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and the Company#
      8.(d) Form of Fund Participation Agreement among Janus Aspen Series, Janus Distributors LLC and the Company##
      8.(e) Form of Fund Participation Agreement by and between American Century Investment Services, Inc. and the Company##
      8.(f) Form of Fund Participation Agreement among Dreyfus Stock Index Fund, Dreyfus Variable Investment Fund and the Company##
      8.(g) Form of Fund Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc. and the Company
      8.(h) Form of Fund Participation Agreement among Lazard Retirement Series, Inc. and the Company##
      8.(i) Form of Insurance Administrative Services Agreement between Liberty Insurance Services Corporation and the Company
      9.     Opinion and Consent of Counsel
     10.     Consent of Independent Accountants
     11.     Not Applicable
     12.     Not Applicable
     13.     Calculation of Performance Information
     14.     Company Organizational Chart
     27.     Not Applicable

     *Incorporated by reference to Registrant's Form N-4, as electronically filed on August 5, 1997. File # 333-32887

   **Incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4, as electronically filed on October 17, 1997. File # 333-32887

  ***Incorporated by reference to Registrant's Post-Effective Amendment No.2 to Form N-4, as electronically filed on July 8, 1998.

   + Incorporated by reference to Registrant's Post-Effective Amendment No. 3 to Form N-4, as electronically filed on August 14, 1998.

  ++ Incorporated by reference to Registrant's Post-Effective Amendment No. 5 to Form N-4, as electronically filed on February 17, 1999.

    #Incorporated by reference to Registrant's Post-Effective Amendment No. 8 to Form N-4, as electronically filed on May 1, 2000. File # 333-32887

    ## Incorporated by reference to Registrant's Post-Effective Amendment No. 11 to Form N-4, File No. 333-32887, as electronically file on April 30, 2003.

Item 25.    Directors and Officers of the Depositor

The following is the names and principal business addresses and positions and offices of the individuals with BMA who are engaged directly or indirectly with the business of the Separate Account and the executive officers of BMA:

Name and Principal                               Positions and Offices
Business Address                                 with Depositor

W. James Westlake***......................... Chairman  of the Board and Director

Robert E. Evans*............................  Director,  President and Chief Executive  Officer

Harold W. Huffstetler, Jr*..................  Director, Executive Vice President and Chief Operating Officer

Michael K. Deardorff**......................  Senior Vice President -- Variable and Fixed Products

Mark K. Tonnesen***.........................  Director

Kenneth W. Jones*...........................  Senior Vice President and Chief Financial Officer

R. David Black*.............................  Vice President & General Counsel for Litigation (and Assistant Secretary)

Susan E.Cyr*................................  Vice President, General Counsel and Secretary

Ronald A. DeCicco**.........................  Vice President -- Sales & Marketing, Variable and Fixed Products

Douglas W. Kroske*..........................  Vice President, Investments

John R. Obermeier, III*.....................  Vice President and Chief Actuary

Debra B. Patterson*.........................  Vice President, Marketing and Communications

Guy H. Smith, III*..........................  Vice President, Finance

Susan A. Sweeney**..........................  Vice President -- Variable Administration

Sarah E. Templeton*.........................  Vice President, Human Resources and Administration

David Attaway*..............................  Financial Reporting Officer

Marilyn Bailey**............................  Director, Variable Operations

Rebecca L. Bigham*..........................  Client Services Vice President

Calvin D. Cherry**..........................  Director of Pricing and& Illustration Actuary

Robert T. Coleman, III*.....................  Counsel and Assistant Secretary

Tracey L. Estes*............................  Director -- Variable Product Sales

Christian G. Jefferson*.....................  Assistant Counsel and Assistant Secretary

Connie R. Hill*.............................  Investment Compliance Officer

Murray P. McKissick, MD*....................  Medical Director

Patricia M. Nichols*........................  Assistant Treasurer

Judith J. Orth**............................  Marketing Director

Leigh A. Pagan*.............................  Director, Tax

Mary Ellen Ridgley**........................  Director of Compliance

Michael A. Smoots**.........................  Assistant Counsel and Assistant Secretary


--------------
 * Principal business address is 2300 Main Street, Suite 450, Kansas City, MO
64108-4600.

** Principal business address is 2000 Wade Hampton Boulevard, Greenville,
SC 29615-1064.

*** Principal business address is 6880 Financial Drive, Tower 1,
Mississauga, ON L5N7Y5.


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Company organizational chart is filed as Exhibit 14 herein.

Item 27.    Number of Contract Owners

Not Applicable

Item 28.    Indemnification

The Bylaws of the Company (Article IV) provide that:

Section 1: Indemnification. Each person who is or was a Director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the Corporation as a right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expense (including attorneys' fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a Director, officer or employee of the Corporation, or if serving at the request of the Corporation, as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this Bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the Corporation may have to make different or further indemnifications with respect to the same or different persons or classes of persons.

Without limiting the foregoing, the Corporation is authorized to enter into an agreement with any Director, officer or employee of the Corporation providing indemnification for such person against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement that result from any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including any action by or in the right of the Corporation, that arises by reason of the fact that such person is or was a Director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, to the full extent allowed by law, whether or not such indemnification would otherwise be provided for in this Bylaw, except that no such agreement shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.    Principal Underwriters

     a. Jones & Babson, Inc. is the principal underwriter for the Contracts. It is also the principal underwriter for: BMA Variable Life Account A, Investors Mark Series Fund, Inc., David L. Babson Growth Fund, Inc., D. L. Babson Money Market Fund, Inc., D. L. Babson Tax-Free Income Fund, Inc., Babson Enterprise Fund, Inc., Babson Enterprise Fund II, Inc., Babson Value Fund, Inc., Shadow Stock Fund, Inc., D. L. Babson Bond Trust, Babson-Stewart Ivory International Fund, Inc., J&B Mid-Cap Aggressive Growth Fund, J&B Small-Cap Aggressive Growth Fund and J&B Small-Cap International Fund.

     b. The following are the officers and directors of Jones & Babson, Inc.:

    Name and                                     Positions and Offices
Business Address*                                with Underwriter
--------------------------                      ---------------------

John D. Collins*                                  Director

Martin A. Cramer                                  Compliance Officer
4000 West 114th Street, Suite 200
Leawood, KS 66211

Lisa A. Ferris*                                   Director

Deborah J. Kermeen*                               Chief Financial Officer

John G. Taft*                                     Chief Executive Officer and Director



*Principal business address is Dain Rauscher Plaza, 60 South 6th Street, Minneapolis, MN 55402-4427.

Item 30.    Location of Accounts and Records

The physical possession of the accounts, books or documents of the Separate Account which are required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained by the Company at 2300 Main Street, Suite 450, Kansas City, MO 64108-4600 and at 2000 Wade Hampton Boulevard, Greenville, SC 29615-1064.

Item 31.    Management Services

Not Applicable

Item 32.    Undertakings

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     d. Business Men's Assurance Company of America ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Kansas City and the State of Missouri, on the 15th day of July, 2003.


                         BMA VARIABLE ANNUITY ACCOUNT A
                                      (Registrant)

                         By: BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA (Depositor)


                         By: /s/MICHAEL K. DEARDORFF
                             -------------------------------------------------
                             Michael K. Deardorff
                             Sr. Vice President, Variable & Fixed Products

                         BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                         (Depositor)


                         By: /s/SUSAN E. CYR
                             -------------------------------------------------
                             Susan E. Cyr, Vice President, General Counsel & Secretary


Attest:


/s/SUSAN A. SWEENEY
- ---------------------------------------
Susan A. Sweeney

Vice President - Variable Administration
- ---------------------------------------
Title

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



SIGNATURE                                             TITLE                                  DATE
- ---------                                           -----                                  -----

/s/W. JAMES WESTLAKE                        Director, Chairman of the Board                 7/15/03
---------------------                                                                       ------
W. James Westlake

/s/ROBERT E. EVANS                          Director, President and Chief                   7/15/03
---------------------                       Executive Officer                               ------
Robert E. Evans

/s/HAROLD W. HUFFSTETLER, JR.               Director, Executive Vice President              7/15/03
-----------------------------               and Chief Operating Officer                     ------
Harold W. Huffstetler, Jr.

/s/MARK K. TONNESEN                         Director                                        7/15/03
---------------------                                                                       ------
Mark K. Tonnesen

/s/KENNETH W. JONES                         Senior Vice President and Chief                 7/15/03
---------------------                       Financial Officer                               ------
Kenneth W. Jones


                                    EXHIBITS

                                       TO

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM N-4

                         BMA VARIABLE ANNUITY ACCOUNT A

                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

                                INDEX TO EXHIBITS

Exhibit                                                            Page

EX-99.B3.(a)  Form of Principal Underwriter's Agreement

EX-99.B3.(b)  Form of Selling Agreement

EX-99.B4.(a)  Individual Variable Annuity Contract

EX-99.B4.(b)  Waiver of Withdrawal Charges Rider

EX-99.B4.(c)  Plus 70/50 Optional Death Benefit Rider

EX-99.B5      Application for Individual Variable Annuity Contract

EX-99.B8.(i)  Form of Insurance Administrative Services Agreement between
              Liberty Insurance Services Corporation and the Company

EX-99.B9      Opinion and Consent of Counsel

EX-99.B10     Consent of Independent Accountants

EX-99.B13     Calculation of Performance Information

EX-99.B14     Company Organizational Chart